Exhibit 99.1

TABLE OF CONTENTS Page CERTAIN TERMS AND CONVENTIONS .1 CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS 2 PRESENTATION OF FINANCIAL AND OTHER INFORMATION . 4 SELECTED FINANCIAL DATA . 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS . 7 RECENT DEVELOPMENTS 27 SIGNATURES 32 FINANCIAL STATEMENTS 33

CERTAIN TERMS AND CONVENTIONS All references in this Form 6-K to (i) “Itaú Unibanco Holding,” “Itaú Unibanco Group,” “we,” “us” or “our” are references to Itaú Unibanco Holding S.A. and its consolidated subsidiaries and affiliates, except where specified or differently required by the context; (ii) the “Brazilian government” are references to the federal government of the Federative Republic of Brazil, or Brazil; (iii) “preferred shares” are references to our authorized and outstanding preferred shares with no par value; and (iv) “common shares” are references to our authorized and outstanding common shares with no par value. All references to “ADSs” are to American Depositary Shares, each representing one preferred share, without par value. The ADSs are evidenced by American Depositary Receipts, or “ADRs,” issued by The Bank of New York Mellon, or BNY Mellon. All references herein to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “US$,” “dollars” or “U.S. dollars” are to United States dollars. Additionally, unless specified or the context indicates otherwise, the following definitions apply throughout this Form 6-K: • “Itaú Unibanco” means Itaú Unibanco S.A., together with its consolidated subsidiaries; • “Itaú BBA” means Banco Itaú BBA S.A., together with its consolidated subsidiaries; • “Itaú Corpbanca” means Itaú Corpbanca, together with its consolidated subsidiaries; and • “Central Bank” means the Central Bank of Brazil. Additionally, acronyms used repeatedly, defined and technical terms, specific market expressions and the full names of our main subsidiaries and other entities referenced in this report on Form 6-K are explained or detailed in the glossary of terms beginning on page 218 to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC on April 27, 2020, or our 2019 Form 20-F.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS This report on Form 6-K contains statements that are or may constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the United States Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions including, among other risks: • General economic, political, and business conditions in Brazil and variations in inflation indexes, interest rates, foreign exchange rates, and the performance of financial markets; • General economic and political conditions, in particular in the countries where we operate; • Government regulations and tax laws and amendments to such regulations and laws; • Developments in high-profile investigations currently in progress and their impact on customers or on our tax exposures; • Disruptions and volatility in the global financial markets; • Increases in compulsory deposits and reserve requirements; • Regulation and liquidation of our business on a consolidated basis; • Obstacles for holders of our shares and ADSs to receive dividends; • Failure or hacking of our security and operational infrastructure or systems; • Our ability to protect personal data; • Strengthening of competition and industry consolidation; • Changes in our loan portfolio and changes in the value of our securities and derivatives; • Losses associated with counterparty exposure; • Our exposure to the Brazilian public debt; • Incorrect pricing methodologies for insurance, pension plan and premium bond products and inadequate reserves; • The effectiveness of our risk management policy; • Damage to our reputation; • The capacity of our controlling stockholder to conduct our business;

• Difficulties during the integration of acquired or merged businesses; • Effects from socio-environmental issues; • The duration and spread of the 2019 novel coronavirus (“COVID-19”) pandemic and the outbreak of diseases or similar public health threat; • Our ability to implement, in a timely and efficient manner, any measure necessary to respond to, or reduce the impacts of, the COVID-19 pandemic on our business, operations, cash flow, prospects, liquidity and financial condition; and • Other risk factors as set forth in our 2019 Form 20-F. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking information, events and circumstances discussed in this Form 6-K might not occur. Our actual results and performance could differ substantially from those anticipated in such forward-looking statements.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION The information found in this Form 6-K is accurate only as of the date of such information or as of the date of this Form 6-K, as applicable. Our activities, our financial position and assets, the results of transactions and our prospects may have changed since that date. Information contained in or accessible through our website or any other websites referenced herein does not form part of this Form 6-K unless we specifically state that it is incorporated by reference and forms part of this Form 6-K. All references in this Form 6-K to websites are inactive textual references and are for information only. Effect of Rounding Certain amounts and percentages included in this Form 6-K, including in the section of this Form 6-K entitled “Operating and Financial Review and Prospects” have been rounded for ease of presentation. Percentage figures included in this Form 6-K have not been calculated in all cases on the basis of the rounded figures but on the basis of the original amounts prior to rounding. For this reason, certain percentage amounts in this Form 6-K may vary from those obtained by performing the same calculations using the figures in our audited interim consolidated financial statements. Certain other amounts that appear in this Form 6-K may not sum due to rounding. About our Financial Information The reference date for the quantitative information derived from our balance sheet included in this Form 6-K is as of June 30, 2020 and December 31, 2019 and the reference dates for information derived from our statement of income are the six-month periods ended June 30, 2020 and 2019, except where otherwise indicated. Our audited interim consolidated financial statements as of June 30, 2020 and for the six-month period then ended, included at the end of this current report on Form 6-K, are prepared in accordance with International Accounting Standards (IAS) 34 – “Interim Financial Reporting” issued by the International Accounting Standards Board (IASB). Our audited interim consolidated financial statements as of June 30, 2020 and for the six-months period then ended were audited by PricewaterhouseCoopers Auditores Independentes, our independent auditors. Such financial statements are referred to herein as our audited interim consolidated financial statements. Please see “Note 30 – Segment Information” to our audited interim consolidated financial statements for further details about the main differences between our management reporting systems and our audited interim consolidated financial statements prepared in accordance with IAS 34 issued by the IASB.

SELECTED FINANCIAL DATA We present below our selected financial data derived from our audited interim consolidated financial statements included at the end of this current report on Form 6-K. Our audited interim consolidated financial statements are presented as of June 30, 2020 and for the six-month period then ended and have been prepared in accordance with IAS 34 issued by the IASB. Additionally, we present a summarized version of our Consolidated Statement of Income, Balance Sheet and Statement of Cash Flows in the section “Operating and Financial Review and Prospects.” The following selected financial data should be read together with “Presentation of Financial and Other Information” and “Operating and Financial Review and Prospects.”

Six-month period ended June 30, Income Information Variation 2020 2019 (In millions of R$, except percentages) % Operating Revenues 37,448 57,049 (34.4) Net interest income(1) 15,889 35,502 (55.2) Non-interest income(2) 21,559 21,547 0.1 Expected Loss from Financial Assets and Claims (16,099) (7,219) 123.0 Other operating income (expenses) (34,871) (30,701) 13.6 Net income 1,775 13,593 (86.9) Return on Average Equity – Annualized—Consolidated(3) 11.7% 21.7% (1000) bps (1) Includes: (i) interest and similar income of financial assets at amortized cost and fair value through other comprehensive income; (ii) interest, similar income and dividend of financial assets at fair value through profit or loss; (iii) interest and similar expenses; (iv) adjustments to fair value of financial assets and liabilities; and (v) foreign exchange results and exchange variations in foreign transactions. (2) Includes banking services fees, income related to insurance and private pension operations before claim and selling expenses and other income. (3) The return is calculated by dividing the Net Income by the Average Stockholders’ Equity. This average considers the Stockholders’ Equity from the four previous quarters. The quotient of this division w as multiplied by the number of periods in the year to arrive at the annual ratio. The calculation bases of returns w ere adjusted by the proposed dividend amounts after the balance sheet dates not yet approved at the annual shareholders ‘meeting or at the Board of Directors’ meetings. As of June 30, As of December 31, Variation Balance Sheet Information 2020 2019 (In millions of R$, except percentages) % Total assets 1,954,009 1,637,481 19.3 Total loans and finance lease operations 660,684 585,791 12.8 (-) Provision for expected loss (44,531) (36,029) 23.6 Tier I capital—in % 12.1% 14.4% (230) bps Common equity tier I—in % 13.5% 13.2% 30 bps Six-month periods ended June 30, Variation Other Information 2020 2019 % Net income per share – R$ (1) 0.53 1.36 (61.0) Weighted average number of outstanding shares—basic 9,756,772,286 9,735,865,905 0.2 Total Number of Employees 97,440 98,446 (1.0) Brazil 84,343 85,161 (1.0) Abroad 13,097 13,285 (1.4) Total Branches and CSBs – Client Service Branches 4,488 4,772 (6.0) ATM – Automated Teller Machines (2) 45,809 47,505 (3.6) (1) Calculated based on the w eighted average number of outstanding shares for the period. (2) Includes ESBs (electronic service branches) and service points at third-party locations and Banco24Horas ATMs.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS The following discussion should be read in conjunction with our audited interim consolidated financial statements and accompanying notes and other financial information included elsewhere in this Form 6-K and the description of our business in “Item 4. Information on the Company” in our 2019 Form 20-F. The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from these discussed in forward-looking statements as a result of various factors, including those set forth in “Forward-Looking Statements” herein and in our 2019 Form 20-F. Results of Operations The table below presents our summarized consolidated statement of income for the six-month periods ended June 30, 2020 and 2019. The interest rates cited are expressed in Brazilian reais and include the effect of the variation of the real against foreign currencies. For more information on the products and services we offer, see “Item 4. Information on the Company” in our 2019 Form 20-F. Please see our audited interim consolidated financial statements for further details about our Consolidated Statement of Income. Six-month periods ended Variation Summarized Consolidated Statement of Income June 30, 2020 2019 R$ million % (In millions of R$) Operating revenues 37,448 57,049 (19,601) (34.4) Net interest income(1) 15,889 35,502 (19,613) (55.2) Non-interest income(2) 21,559 21,547 12 0.1 Expected loss from financial assets and claims (16,099) (7,219) (8,880) 123.0 Other operating income (expenses) (34,871) (30,701) (4,170) 13.6 Net income before income tax and social contribution (13,522) 19,129 (32,651) (170.7) Current and deferred income and social contribution taxes 15,297 (5,536) 20,833 (376.3) Net income 1,775 13,593 (11,818) (86.9) Net income attributable to owners of the parent company 5,182 13,274 (8,092) (61.0) (1) Includes: (i) interest and similar income of financial assets at amortized cost and fair value through other comprehensive income (R$63,108 million and R$57,379 million in the six-month periods ended June 30, 2020 and 2019, respectively); (ii) interest, similar income and dividend of financial assets at fair value through profit or loss (R$5,339 million and R$12,520 million in the six-month periods ended June 30, 2020 and 2019, respectively); (iii) interest and similar expenses (R$(51,087) million and R$(39,084) million in the six-month periods ended June 30, 2020 and 2019, respectively); (iv) adjustments to fair value of financial assets and liabilities (R$(5,762) million and R$3,228 million in the six-month periods ended June 30, 2020 and 2019, respectively); and (v) foreign exchange results and exchange variations in foreign transactions (R$4,291 million and R$1,459 million in the six-month periods ended June 30, 2020 and 2019, respectively). (2) Includes banking services fees, income related to insurance and private pension operations before claim and selling expenses and other income. Six-month period ended June 30, 2020 compared to six-month period ended June 30, 2019. Net income attributable to the owners of the parent company decreased by 61.0% to R$5,182 million for the six-month period ended June 30, 2020 from R$13,274 million for the same period of 2019. This result is mainly due to a 34.4% decrease in operating revenues and a 123.0% increase in expected losses from financial assets and claims. The decrease in net income attributable to the to the owners of the parent company was partially offset by a R$20,833 million decrease in current and deferred income and social contribution taxes. These line items are further described below: Net interest income decreased by 55.2% for the six-month period ended June 30, 2020 compared to the same period of 2019, mainly due to a decrease of R$8,990 million in the adjustment to the fair value of financial assets and liabilities and an increase of R$12,003 million in interest and similar expenses. The result of exchange rate fluctuations on our investments abroad is non-taxable, whereas revenues from our hedging instruments are taxable. Accordingly, the depreciation of the Brazilian real against foreign currencies, especially the U.S. dollar, generates gains on our hedging instruments abroad. Conversely, the appreciation of the real against foreign currencies, generates losses on our hedging instruments abroad. This affects our tax expenses allocated in the line items “current and deferred income and social contribution taxes” and “other operating income (expenses).” The nominal depreciation of the real against the U.S. dollar was 42.9% for the six-month period ended June 30, 2020 compared to an appreciation of 0.6% for the same period of 2019. The fiscal effect on the hedging instruments for our investments abroad resulted in a gain of R$17,261 million for the six-month period ended June 30, 2020, compared to a loss of R$144 million for the same period of 2019. As a result, disregarding the fiscal effect on the hedging instruments for our investments abroad mentioned above, net interest income decreased by R$2,208 million for the six-month period ended June 30, 2020 compared to the same period of 2019. o Interest and similar income of financial assets at amortized cost and at fair value through other comprehensive income increased by 10.0% for the six-month period ended June 30, 2020 compared to the same period of 2019, mainly due to an increase of R$4,419 million in income from loan operations, due to the growth of our loan portfolio by 18.8%. In particular, our micro/small and medium businesses loan portfolio increased by 12.5% and our corporate loan portfolio increased by 27.5%, in each case, compared to December 31, 2019. Further, we recorded a R$4,656 million increase in income from financial assets at fair value through other comprehensive income mainly due to exchange rate fluctuations. This result was partially offset by lower interest rates on credit products. Further, there was a shift towards a product mix that commands lower spreads, due to an increase in our corporate loan portfolio as a proportion of our total loan portfolio. The interest rate reduction negatively impacted our working capital remuneration, which was one of the main negative drivers when compared to the same period of 2019. In addition, interest and similar income of financial assets at amortized cost and at fair value through other comprehensive income was also affected by the regulatory change in overdraft rates, pursuant to Resolution No. 4,765, which caps interest rates for checking account overdraft facilities at 8% per month. CMN Resolution No. 4,765 came into effect on January 6, 2020. o Interest and similar expenses increased by 30.7% for the six-month period ended June 30, 2020 compared to the same period of 2019, mainly due to increased expenses from interbank market funds, mainly as a result of an increase of R$25,520 million in the balance of import and export financings, which was affected by exchange rate fluctuations.

This result was partially offset by: (i) a R$8,672 million decrease in financial expenses from technical provisions for insurance and private pensions plans, which amounted to an expense of R$437 million for the six-month period ended June 30, 2020 compared to an expense of R$9,109 million for the same period of 2019, as a result of the devaluation of investment fund quotas and consequent effect on the private pension plans. The gain on financial expenses from technical provisions for insurance and private pension plans was almost entirely offset by a loss on financial income related to the same technical provisions. (ii) a R$4,685 million decrease in securities sold under repurchase agreements, mainly as a result of a decrease of R$29,914 million in the balance of assets pledged as collateral, particularly in Brazilian government securities. Please see “Note 21 – Interest and Similar Income and Expense and Net Gain (Loss) on Investment Securities and Derivatives” to our audited interim consolidated financial statements for further details on Net interest and similar income. Non-Interest Income increased by 0.1% to R$21,559 million for the six-month period ended June 30, 2020 compared to the same period of 2019. This increase was mainly due to: (i) a 31.6%, or R$767 million, increase in income from funds management fees for the six-month period ended June 30, 2020 compared to the same period of 2019, due to a 10.5% increase in the balance of assets under management; and (ii) a 45.2%, or R$389 million, increase in income from advisory and brokerage services for the six-month period ended June 30, 2020 compared to the same period of 2019, mainly due to increased activity in the capital markets. These results were partially offset by lower revenues from credit and debit cards transactions, including acquiring business, revenues from merchant discount rate, rental of equipment and prepayments. As of the second half of March 2020, the volume of credit and debit cards transactions decreased due to social distancing measures adopted in response to the COVID-19 pandemic. The following chart shows the main components of our banking service fees for the six-month periods ended June 30, 2020 and 2019:

Please see “Note 22 – Commissions and Banking Fees” to our audited interim consolidated financial statements for further details on banking service fees. Expected Loss from Financial Assets and Claims increased by 123.0% for the six-month period ended June 30, 2020 compared to the same period of 2019, mainly due to an increase in expected loss with loan operations and lease operations of R$7,778 million for the six-month period ended June 30, 2020. This increase is related to the changes in the macroeconomic scenario and financial perspectives for individuals and companies as of the second half of March 2020, as a result of the COVID-19 pandemic. Please see “Note 10—Loan and lease operations portfolio” to our audited interim consolidated financial statements for further details on our loan and lease operations portfolio. o Non-performing loans: We calculate our 90-day non-performing loans (“NPL”) ratio as the value of our 90-days non-performing loans to our loan portfolio. As of June 30, 2020, our 90-day NPL ratio was 3.1%, a decrease of 34 basis points compared to June 30, 2019. In this period, we recorded a 64 basis points decrease in our companies loan portfolio 90-day NPL ratio, which was partially offset by a 33 basis points increase in our individuals loan portfolio 90-day NPL ratio, mainly due to an increase in higher risk loan portfolios in our product mix, however within our risk appetite. In the three-month period ended June 30, 2020, our 90-day NPL ratio decreased mainly due to loan reprofiling offered to our clients in response to the COVID-19 pandemic. The increase in the balance of renegotiated loans resulted in a decrease in the balance of our 90-day non-performing loans in the period. o We calculate our 15 to 90 days non-performing loans ratio as the value of our 15 to 90 days non-performing loans to our loan portfolio. The 15 to 90 days NPL ratio is an indicator of early delinquency. As of June 30, 2020, our 15 to 90 days NPL ratio was 1.7%, a decrease of 71 basis points compared to June 30, 2019. In this period we recorded a 18 basis points decrease in our companies loans portfolio 15 to 90-day NPL ratio and a 108 basis points decrease in our individuals loan portfolio 15 to 90-day NPL ratio, also mainly due to loan reprofiling offered to our clients in response to the COVID-19 pandemic. The increase in the balance of renegotiated loans resulted in a decrease in the balance of our 15 to 90-day non-performing loans in the period. The chart below shows a comparison of both NPL ratios for each quarter as of June 30, 2019 through to June 30, 2020: o Coverage ratio (90 days): We calculate our coverage ratio as provisions for expected losses to 90-day non-performing loans. As of June 30, 2020, our coverage ratio was 227.1% compared to a ratio of 173.1% as of June 30, 2019. This increase was mainly due to increased provisions for expected losses from loans to individuals and companies, driven by an increase in the balance of our loan portfolio for these segments and changes in the macroeconomic scenario and our customers’ financial perspectives as of the second half of March 2020, which was captured by our expected loss provisioning model. This increase accelerated in the three-month period ended June 30, 2020 due to an increase in provisions and a decrease in the balance of 90-day non-performing loans. The chart below shows a comparison in the coverage ratios for each quarter as of June 30, 2019 through June 30, 2020: Other Operating Income (Expenses) increased by 13.6% to an expense of R$34,871 million for the six-month period ended June 30, 2020 from an expense of R$30,701 million for the same period of 2019, mainly due to an impairment of R$5,906 million recorded by Itaú Corpbanca, in which it recognized goodwill and intangible assets from the businesses combination of Itaú Corpbanca and its subsidiaries. Pursuant to IFRS, the accounting effect of the impairment is concentrated at the time of its recognition. Further, considering our 38.1% interest in Itaú Corpbanca and the tax credits recorded by us, the net effects of goodwill and intangible assets impairment totaled a loss of R$1,452 million. For the six-month period ended June 30, 2020 our operating income (expenses) was impacted by two non-recurring events: (i) the goodwill and intangible assets impairment recorded by Itaú Corpbanca; and (ii) a donation of R$1,047 million made to Todos pela Saúde (“All for Health”). “Todos pela Saúde ” is the initiative created in April 2020 to combat the effects of COVID-19 pandemic on Brazilian society. Disregarding the non-recurring events discussed above, our operating income (expenses) decreased by 9.1% to an expense of R$27,918 million for the six-month period ended June 30, 2020 from an expense of R $30,701 million for the same period of 2019, mainly due to: (i) a R$1,482 million decrease in tax expenses mainly due to reduced financial margin; (ii) a R$438 million decrease in personnel expenses due to reduced number of employee terminations, which are suspended since the beginning of the pandemic in March 2020, and to reduced profit sharing expenses, which have been reduced as a result of the challenging macroeconomic scenario. In Brazil, our total number of employees decreased to 84,343 as of June 30, 2020 from 85,161 as of June 30, 2019. (iii) a R$384 million decrease in administrative expenses, particularly reduced advertising, promoting and publicity expenses, and travel and transportation expenses, due to reduced commuting and remote working arrangements adopted during the pandemic; and (iv) a R$232 million decrease in credit cards selling expenses, related to REDE’s accreditation and reduction in expenses with credit card brands, due to reduced economic activity. Please see “Note 23—General and administrative expenses” to our audited interim consolidated financial statements for further details. Current and deferred income and social contribution taxes amounted to a gain of R$15,297 million for the six-month period ended June 30, 2020, from an expense of R$5,536 million for the same period of 2019. This was partially due to the fiscal effect on the hedging instruments for our investments abroad, as mentioned in “—Net interest income,” which amounted to a loss of R$15,615 million for the six-month period ended June 30, 2020 compared to a gain of R$91 million for the same period of 2019. Disregarding this fiscal effect, current and deferred income and social contribution taxes decreased 94.2% for the six-month period ended June 30, 2020 compared to the same period of 2019. This decrease is mainly a result of: (i) increases in provisions for expected loss in the period (which generate tax credits) and (ii) a decrease in net income before tax and social contribution. Please see “Note 24 – Taxes” to our audited interim consolidated financial statements for further details. Basis for Presentation of Segment Information We maintain segment information based on reports used by senior management to assess the financial performance of our businesses and to make decisions regarding the allocation of funds for investment and other purposes. Segment information is not prepared in accordance with IAS 34 issued by the IASB but based on accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank. It includes the following adjustments: (i) the recognition of the impact of capital allocation using a proprietary model; (ii) the use of funding and cost of capital at market prices, using certain managerial criteria; (iii) the exclusion or inclusion of non-recurring events from our results; and (iv) the reclassification of the tax effects from hedging transactions we enter into for our investments abroad. Non-recurring events correspond to relevant events (with a positive or negative accounting effect) identified in our results of operations for each relevant period. We apply a historically consistent methodology (approved by our governance procedures) pursuant to which, relevant events are either not related to our core operations or are related to previous fiscal years. The impairment of goodwill and intangible assets recorded by Itaú Corpbanca and the donation made to “Todos pela Saúde” are non-recurring events and, as such, do not impact the results and analysis regarding our segment information below. For more information on our segments, see “Item 4. Information on the Company” in our 2019 Form 20-F and “Note 30 – Segment information” to our audited interim consolidated financial statements. We present below the summarized results from our operating segments from January 1, 2020 to June 30, 2020:

Activities with Retail Wholesale Summarized Consolidated Statement of Income the Market + Total IFRS (1) Banking Banking Adjustments (2) from January 1, 2020 to June 30, 2020 Corporation (a)+(b)+(c) consolidated (a) (b) (c) (In millions of R$) Operating revenues 37,396 15,381 4,439 57,216 (19,768) 37,448 Cost of Credit (11,937) (5,925) 6 (17,856) 2,408 (15,448) Claims (647) (4)—(651)—(651) Other operating income (expenses) (19,676) (7,612) (215) (27,503) (7,368) (34,871) Income tax and social contribution (1,521) (182) (1,174) (2,877) 18,174 15,297 Non-controlling interest in subsidiaries (81) (107) (24) (212) 3,619 3,407 Net income 3,534 1,551 3,032 8,117 (2,935) 5,182 (1) The first three columns are our business segments. Additional information about each of our business segments can be found below under the headings “(a) Retail Banking”, “(b) Wholesale Banking” and “(c) Activities with the Market + Corporation”. The adjustments column includes the following pro forma adjustments: (i) the recognition of the impact of capital allocation using a proprietary model; (ii) the use of funding and cost of capital at market prices, using certain managerial criteria; (iii) the exclusion of non-recurring events from our results; and (iv) the reclassification of the tax effects from hedging transactions we enter into for our investments abroad. The IFRS consolidated column is the total result of our three segments plus adjustments. (2) Net income presented refers to “net income attributable to owners of the parent company”. The following discussion should be read in conjunction with our audited interim consolidated financial statements, especially “Note 30 – Segment information.” The adjustments column shown in this note shows the effects of the differences between the segmented results (substantially in accordance with the accounting practices adopted in Brazil) and those calculated according to the principles adopted in our audited interim consolidated financial statements in IFRS. Six-month period ended June 30, 2020 compared to the six-month period ended June 30, 2019. (a) Retail Banking This segment consists of business with retail customers, account holders and non-account holders, individuals and legal entities, high income clients (Itaú Uniclass and Personnalité) and the companies segment (microenterprises and small companies). It includes financing and credit offers made outside the branch network, in addition to credit cards and payroll loans. The following table sets forth our summarized consolidated statement of income with respect to our Retail Banking segment for the six-month periods ended June 30, 2020 and 2019: Six-month periods ended Variation Summarized Consolidated Statement of June 30, Income—Retail Banking 2020 2019 R$ million % (In millions of R$) Operating revenues 37,396 38,046 (650) (1.7) Cost of credit and claims (12,584) (8,174) (4,409) -Other operating income (expenses) (19,676) (20,191) 515 (2.5) Income tax and social contribution (1,521) (3,295) 1,774 -Non-controlling interest in subsidiaries (81) (114) 34 (29.3) Net income 3,534 6,272 (2,738) (43.6)

Net income from Retail Banking decreased by 43.6%, to R$3,534 million for the six-month period ended June 30, 2020 from R$6,272 million for the same period of 2019. These results are explained as follows: Operating revenues: decreased by 1.7% for the six-month period ended June 30, 2020 compared to the same period of 2019, due a migration towards a product mix that commands lower spreads in our financial margin and reduced revenues from credit and debit cards fees. Further, there were fewer credit and debit cards transactions as a result of the changes in the macroeconomic scenario as of the second half of March 2020. Cost of credit and claims increased by R$4,409 million for the six-month period ended June 30, 2020 compared to the same period of 2019, mainly due to the change in the macroeconomic scenario and the financial perspectives for individuals and companies as of the second half of March 2020, as a result of the COVID-19 pandemic. The cost of credit and claims, and provisions for loan losses of the Retail Banking segment reduced in the three-month period ended June 30, 2020, compared to the same period ended March 31, 2020, due to payment facilities and loan portfolio reprofiling which positively affected our nonperforming loan ratios. Income tax and social contribution for this segment, as well as for the Wholesale Banking and Activities with the Market + Corporation segments, is calculated by adopting the full income tax rate, net of the tax effect of any payment of interest on capital. The difference between the income tax amount determined for each segment and the effective income tax amount, as stated in our audited interim consolidated financial statements, is recorded under the Activities with the Market + Corporation segment. As discussed above, our current and deferred income and social contribution taxes decreased mainly a result of: (i) increases in provisions for expected loss in the period (which generate tax credits) and (ii) a decrease in net income before tax and social contribution. (b) Wholesale Banking This segment consists of products and services offered to middle-market companies, high net worth clients (Private Banking), and the operation of Latin American units and Itaú BBA, which is the unit responsible for business with large companies and investment banking operations. The following table sets forth our summarized consolidated statement of income with respect to our Wholesale Banking segment for the six-month periods ended June 30, 2020 and 2019: Six-month periods ended Variation Summarized Consolidated Statement of Income -June 30, Wholesale Banking 2020 2019 R$ million % (In millions of R$) Operating revenues 15,381 14,620 762 5.2 Cost of credit and claims (5,929) (270) (5,659) -Other operating income (expenses) (7,612) (7,452) (160) 2.1 Income tax and social contribution (182) (2,013) 1,832 -Non-controlling interest in subsidiaries (108) (337) 229 (67.9) Net income 1,551 4,548 (2,997) (65.9)

Net income from Wholesale Banking decreased 65.9% to R$1,551 million for the six-month period ended June 30, 2020 from R$4,548 million for the same period of 2019. These results are explained as follows: Operating revenues: increased by 5.2% for the six-month period ended June 30, 2020 compared to the same period of 2019, mainly due to a 31.6% increase in revenues from funds management fees as a result of a 10.5% increase in the balance of assets under management. Further, income from advisory and brokerage services increased by 45.2%, mainly due to increased capital markets activity during the six-month period ended June 30, 2020 compared to the same period of 2019. Cost of credit and claims increased by R$5,659 million for the six-month period ended June 30, 2020 compared to the same period of 2019, mainly due to changes in the macroeconomic scenario and the financial perspectives of companies as of the second half of March 2020. In the six-month period ended June 30, 2019, we recorded a reversal of R$675 million in provisions for loan losses and impairment charges of our portfolio of corporate securities in Brazil. Income tax and social contribution for this segment, as well as for the Retail Banking and Activities with the Market + Corporation segments, is calculated by adopting the full income tax rate, net of the tax effect of any payment of interest on capital. The difference between the income tax amount determined for each segment and the effective income tax amount, as stated in our audited interim consolidated financial statements, is recorded under the Activities with the Market + Corporation segment. As discussed above, our current and deferred income and social contribution taxes decreased mainly a result of: (i) increases in provisions for expected loss in the period (which generate tax credits) and (ii) a decrease in net income before tax and social contribution. (c) Activities with the Market + Corporation (formerly Trading & Institutional) This segment consists of results from capital surplus, subordinated debt surplus and the net balance of tax credits and debits. It also includes the financial margin on market trading, treasury operating costs, and equity in earnings of companies not included in either of the other segments. The following table sets forth our summarized consolidated statement of income with respect to our Activities with the Market + Corporation segment for the six-month periods ended June 30, 2020 and 2019: Six-month periods ended Variation Summarized Consolidated Statement of Income -June 30, Activities with the Market + Corporation 2020 2019 R$ million % (In millions of R$) Operating revenues 4,439 5,034 (595) (11.8) Cost of credit and claims 6 (0) 6 -Other operating income (expenses) (215) (631) 416 (65.9) Income tax and social contribution (1,174) (1,288) 114 -Non-controlling interest in subsidiaries (24) (24) 1 (3.4) Net income 3,032 3,091 (59) (1.9) Net income from Activities with the Market + Corporation decreased 1.9% to R$3,032 million for the six-month period ended June 30, 2020 from R$3,091 million for the same period of 2019, mainly due to the impact of lower interest rates, lower gains from our trading desk and the reduction of investments abroad. Income tax and social contribution for this segment, as well as for the Retail Banking and Wholesale Banking segments, is calculated by adopting the full income tax rate, net of the tax effect of any payment of interest on capital. The difference between the income tax amount determined for each segment and the effective income tax amount, as stated in our audited interim consolidated financial statements, is recorded under the Activities with the Market + Corporation segment. As discussed above, our current and deferred income and social contribution taxes decreased mainly a result of: (i) increases in provisions for expected loss in the period (which generate tax credits) and (ii) a decrease in net income before tax and social contribution. Balance Sheet We present below our summarized balance sheet as of June 30, 2020 and December 31, 2019. Please see our audited interim consolidated financial statements for further details about our Consolidated Balance Sheet. June 30, 2020 compared to December 31, 2019. Total assets increased by 19.3%, mainly due to an increase in interbank deposits, securities purchased under agreements to resell and securities at amortized cost and in our loan and lease operations portfolio. This result was partially offset by an increase in provisions for expected losses. These results are further described below: Interbank deposits, securities purchased under agreements to resell and securities at amortized cost increased by 35.4% as of June 30, 2020 compared to December 31, 2019, mainly due to the following increases: (i) R$104,428 million in securities purchased under agreements to resell; (ii) R$21,309 million in interbank deposits and (iii) R$3,999 million in securities at amortized costs, mainly Brazilian government securities, which were affected by exchange rate fluctuations. Please see “Note 4—Interbank deposits and securities purchased under agreements to resell” and “Note 9—

Financial assets at amortized cost – Securities” to our audited interim consolidated financial statements for further details. Loan and lease operations portfolio increased by 12.8% as of June 30, 2020, compared to December 31, 2019, mainly due to the following increases: (i) 12.5% in our micro/small and medium businesses loan portfolio; (ii) 27.5% in our corporate loan portfolio (credit origination increased by 60.2%), mainly due to working capital, vehicle and export/import financings; and (iii) 30.7% in our Latin America loan portfolio as a result of exchange rate fluctuations. These increases were partially offset by a decrease of 4.7% in our individuals loan portfolio (credit origination decreased by 6.9%), mainly due to the reduction of the volume of credit and debit cards transactions as of the second half of March 2020, due to social distancing measures adopted in response to the COVID-19 pandemic. As of June 30, As of December 31, Variation Loan and Lease Operations, by asset type 2020 2019 R$ million % (In millions of R$) Individuals 229,096 240,490 (11,394) (4.7) Corporate 128,527 100,789 27,738 27.5 Micro/Small and Medium Businesses 102,117 90,733 11,384 12.5 Foreign Loans Latin America 200,944 153,779 47,165 30.7 Total Loan operations and lease operations portfolio 660,684 585,791 74,893 12.8 Please see “Note 10—Loan and lease operations portfolio” to our audited interim consolidated financial statements for further details. Financial assets at fair value through other comprehensive income increased by 38.6% as of June 30, 2020 compared to December 31, 2019, mainly due to: (i) an increase of R$14,373 million in the balance of governments securities abroad, particularly Chilean securities which increased R$13,704 million, mainly due to increased demand for liquidity and (ii) an increase of R$13,760 million in Brazilian government securities. Please see “Note 8 – Financial assets at fair value through other comprehensive income – Securities” to our audited interim consolidated financial statements for further details. Financial assets at fair value through profit or loss increased by 21.1% as of June 30, 2020, compared to December 31, 2019, mainly due to the increase of R$42,315 million in derivatives, both for our proprietary hedging strategy and that for clients’ operations. This increase relates to increased market volatility resulting from the COVID-19 pandemic. Please see “Note 5 – Financial assets at fair value through profit or loss and designated at fair value through profit or loss —Securities” and “Note 6 – Derivatives” to our audited interim consolidated financial statements for further details. Tax assets increased by 43.5% as of June 30, 2020, compared to December 31, 2019, mainly due to the increase in tax credits recorded in the period, as discussed under “—Current and deferred income and social contribution taxes.”

We present below our summarized balance sheet – liabilities and stockholders’ equity as of June 30, 2020 and December 31, 2019. Please see our audited interim consolidated financial statements for further details about our Consolidated Balance Sheet. Summarized Balance Sheet—Liabilities and As of June 30, As of December 31, Variation Stockholders’ Equity 2020 2019 R$ million % (In millions of R$) Financial Liabilities 1,530,346 1,211,999 318,347 26.3 At Amortized Cost 1,435,421 1,159,830 275,591 23.8 Deposits 727,197 507,060 220,137 43.4 Securities sold under repurchase agreements 302,391 256,583 45,808 17.9 Interbank market funds, Institutional market funds and 405,833 396,187 9,646 2.4 other financial liabilities At Fair Value Through Profit or Loss 89,955 48,029 41,926 87.3 Provision for Expected Loss 4,970 4,140 830 20.0 Provision for insurance and private pensions 216,143 218,334 (2,191) (1.0) Provisions 19,897 21,454 (1,557) (7.3) Tax liabilities 5,188 7,891 (2,703) (34.3) Other liabilities 39,502 28,338 11,164 39.4 Total liabilities 1,811,076 1,488,016 323,060 21.7 Total stockholders’ equity attributed to the owners of the 131,681 136,925 (5,244) (3.8) parent company Non-controlling interests 11,252 12,540 (1,288) (10.3) Total stockholders’ equity 142,933 149,465 (6,532) (4.4) Total liabilities and stockholders’ equity 1,954,009 1,637,481 316,528 19.3 Total liabilities and stockholders’ equity increased by 19.3% as of June 30, 2020 compared to December 31, 2019, mainly due to an increase in deposits, securities sold under repurchase agreements, interbank and institutional market debt and financial liabilities at fair value through profit and loss. These results are detailed as follows: Deposits increased by 43.4% as of June 30, 2020 compared to December 31, 2019, mainly due to an increase of R$162,631 million in time deposits, R$36,481 million in demand deposits and R$19,197 million in saving deposits. These increases are mainly associated with the inflow of resources from our clients into the Retail Banking and Wholesale Banking segments as of the second half of March 2020. This inflow resulted from our strategy to offer fixed income products (such as bank deposits certificates) combined with a stronger demand for lower risk investments. Please see “Note 15 – Deposits” to our audited interim consolidated financial statements for further details. Securities sold under repurchase agreements increased by 17.9% as of June 30, 2020 compared to December 31, 2019, mainly due to a R$52,505 million increase in assets received as collateral and a R$38,781 million increase in securities with the right to sell or repledge the collateral. This result was offset by a R$45,478 million decrease in assets pledged as collateral. Please see “Note 17 – Securities sold under repurchase agreements and interbank and institutional market funds” to our audited interim consolidated financial statements for further details.

Interbank and Institutional market funds and other financial liabilities increased by 2.4% as of June 30, 2020 compared to December 31, 2019, mainly due to the following increases: (i) R$20,271 million in obligations on securities issued abroad, including the issuance of US$ 1,500 million of Senior Notes in January 2020 (equivalent to approximately R$6,404 million, as of January 31, 2020); (ii) R$18,830 million in import and export financings; and (iii) R$15,376 million in subordinated debt, including the issuance of US$690 million of Tier 1 Subordinated Notes in February 2020 (equivalent to approximately R$3,149 million, as of February 28, 2020). These items were also directly affected by exchange rate fluctuations. This increase was partially offset by a R$16,379 million reduction in financial credit bills and a R$4,669 million reduction in real estate credit bills, as of June 30, 2020 compared to December 31, 2019, mainly due to the maturity of these bills. Please see “Note 17 – Securities sold under repurchase agreements and interbank and institutional market funds” to our audited interim consolidated financial statements for further details. Financial liabilities at fair value through profit and loss increased by 87.3% as of June 30, 2020, compared to December 31, 2019, mainly due to a R$41,955 million increase in derivatives, both for our proprietary hedging strategy and that for our clients’ operations. This increase is related to increased market volatility resulting from the COVID-19 pandemic. Please see “Note 6 – Derivatives” to our audited interim consolidated financial statements for further details. Stockholders’ equity (attributable to the owners of the parent company) decreased by 3.8% as of June 30, 2020 compared to December 31, 2019, mainly due to a distribution of R$11,406 million in dividends and interest on capital, mainly relating to our 2019 earnings. This decrease was partially offset by our net income of R$5,182 million for the six-month period ended June 30, 2020. Capital Management Capital Adequacy Through ICAAP (Internal Capital Adequacy Assessment Process), we assess the adequacy of our capital to face incurred risks, consisting of regulatory capital for credit, market and operational risks and the necessary capital to cover other risks. In order to ensure the soundness and the availability of our capital to support business growth, we maintain capital levels above the minimum requirements, according to the Common Equity Tier I, Additional Tier I Capital, and Tier II minimum ratios. As of June 30, 2020, our Total Capital was R$ 140,650 million, an increase of R$54 thousand when compared to December 31, 2019.

As of June 30, 2020 As of December 31, 2019 Capital Composition Variation Prudential Conglomerate (In millions of R$) (%) Tier I 126,214 128,696 (1.9) Common Equity Tier I (1) 108,119 117,328 (7.8) Additional Tier I Capital (2) 18,095 11,368 59.2 Tier II (3) 14,436 11,900 21.3 Total Capital (“Patrimònio de Referência”—PR) 140,650 140,596 0.0 Required Capital (minimum PR) 83,250 71,304 16.8 Excess Capital in relation to Required Capital 57,400 69,292 (17.2) Additional Common Equity Tier I requirement (ACP )(4) 23,414 31,195 (24.9) requirement Risk weighted assets (RWA) 1,040,622 891,300 16.8 (1) Sum of social capital, reserves and retained earnings, net from deductions and regulatory adjustments (prudential adjustments). (2) Comprised of instruments of a perpetual nature, which meet eligibility requirements. (3) Comprised of subordinated debt with defined maturity dates that meet eligibility requirements. (4) Comprised of the sum of the components ACPConservation, ACPCountercyclical and ACPSystemic. Capital ratios As of June 30, 2020 As of December 31, 2019 Capital Ratios Prudential Conglomerate (%) Basel ratio 13.5 15.8 Tier I 12.1 14.4 Common Equity Tier I 10.4 13.2 Additional Tier I Capital 1.7 1.3 Tier II 1.4 1.4 Our Total Capital, Tier I Capital and Common Equity Tier I Capital ratios are calculated on a consolidated basis, applied to institutions included as part of the Prudential Conglomerate, which consists of financial institutions, consortia, payment entities, factoring companies and companies that directly or indirectly assume credit risk, and investment funds in which we substantially retain risks and rewards. As of June 30, 2020, our Tier I capital ratio was 12.1% and our Common Equity Tier I ratio was 10.4%. Our Additional Tier I Capital represented 170 basis points of our Tier I capital. Our Tier I Capital ratio increased by 10 basis points when compared to March 31, 2020. This increase was a result of our net income in the period, offset by the provision of dividends and an increase in the prudential adjustments, which refers to the deduction of tax credits, goodwill and intangible assets. Additionally, there was a decrease in the Market Risk-Weighted Assets (RWAMINT) due to lower exposure to inflation risk in the period. This decrease was offset by a growth in the Credit Risk-Weighted Assets (RWACPAD), driven by foreign exchange fluctuations. As of June 30, 2020, our Tier 1 capital ratio was 385 basis points above the minimum required, including capital buffers.

Please see “Note 32 – Risk and Capital Management” to our audited interim consolidated financial statements for further details on our capital risk management. Liquidity Ratios The Basel III Framework introduced global liquidity standards, providing for minimum liquidity requirements and aims to ensure that banks can rely on their own sources of liquidity, leaving central banks as a lender of last resort. Basel III provides for two liquidity ratios to ensure that financial institutions have sufficient liquidity to meet their short-term and long-term obligations: (i) the liquidity coverage ratio, or LCR, and (ii) the net stable funding ratio, or NSFR. We believe that the LCR and NSFR provide more relevant information than an analysis of summarized cash flows. Our independent auditors review our LCR and NSFR and we are required to report these figured to the Central Bank on a quarterly basis. We present below a discussion of our LCR for the three-month period ended in June 30, 2020 and NSFR as of June 30, 2020. Liquidity Coverage Ratio The LCR measures the short-term resistance of a bank’s liquidity risk profile. It is the ratio of the stock of high-quality liquid assets to expected net cash outflows over the next 30 days, assuming a scenario of idiosyncratic or systemic liquidity stress. We calculate our LCR according to the methodology established in Central Bank Circular No. 3,749/2015. We measure our total high liquidity assets for the end of each period to cash outflows and inflows as the daily average value for each period. Pursuant to Central Bank regulations, effective as of January 1, 2019, the minimum LCR is 100%.

Three-month periods ended June 30, 2020 December 31, 2019 Liquidity Coverage Ratio Total Weighted Value (average) (In millions of R$) Total High Liquidity Assets (HQLA)1 283,267 170,004 Cash Outflows2 285,676 225,349 Cash Inflows3 127,549 111,313 Total Net Cash Outflows 158,126 114,035 LCR% 179.1% 149.1% (1) High Quality Liquidity Assets correspond to inventories, in some cases weighted by a discount factor, of assets that remain liquid in the market even in periods of stress, that can easily be converted into cash and that are classified as low risk. (2) Outflows — total potential cash outflows for a 30-day horizon, calculated for a standard stress scenario as defined by BACEN Circular 3,749. (3) Inflows — total potential cash inflows for a 30-day horizon, calculated for a standard stress scenario as defined by BACEN Circular 3,749. Our average LCR as of June 30, 2020 was 179.1% and, accordingly, above Central Bank requirements. Net Stable Funding Ratio The NSFR measures long-term liquidity risk. It is the ratio of available stable funding to required stable funding over a one-year time period, assuming a stressed scenario. We calculate our NSFR according to the methodology established in Central Bank Circular No. 3,869/2017. The NSFR corresponds to the ratio of our available stable funds (ASF) for the end of each period to our required stable funds (RSF) for the end of each period (RSF). Pursuant to Central Bank regulations, effective as of October 1, 2018, the minimum NSFR is 100%. As o June 30, As of December 31, 2020 2019 Net Stable Funding Ratio Total Ajusted Value (In millions of R$) Total Available Stable Funding (ASF)¹ 892,597 733,242 Total Required Stable Funding (RSF)² 728,795 599,963 NSFR (%) 122.5% 122.2% (1) ASF – Available Stable Funding – refers to liabilities and equity weighted by a discount factor according to their stability, pursuant to Central Bank Circular 3,869/2017. (2) RSF – Required Stable Funding – refers to assets and off-balance exposures weighted by a discount factor to their necessity, pursuant to Central Bank Circular 3,869/2017. As of June 30, 2020, our ASF totaled R$892.6 billion, mainly due to capital and Retail Banking and Wholesale Banking funding, and our RSF totaled R$728.8 billion, particularly due to loans and financing with Wholesale Banking and Retail Banking customers, central governments and transactions with central banks.

As of June 30, 2020, our NSFR was 122.5% and, accordingly, above Central Bank requirements. B. Liquidity and Capital Resources We define our consolidated group operational liquidity reserve as the total amount of assets that can be rapidly turned into cash, based on local market practices and legal restrictions. The operational liquidity reserve generally includes: cash and deposits on demand, funded positions of securities purchased under agreements to resell and unencumbered government securities. The following table presents our operational liquidity reserve as of June 30, 2020 and 2019: (In millions of R$) As of June 30, 2020 Cash in Cash Flows Average 2020 2019 Balance(1) Cash 43,368 33,242 34,595 Securities purchased under agreements to resell – Funded position (2) 35,062 19,602 27,150 Unencumbered government securities (3) 204,707 108,866 139,986 Operational reserve 283,137 161,710 201,731 (1) Average calculated based on audited interim financial statements. (2)Net of R$14,336 million (R$6,544 million as of June 30, 2019), which securities are restricted to guarantee transactions at B3 S.A.—Brasil, Bolsa Balcão (B3) and the Central Bank. (3) Present values are included as a result of the change in the reporting of future flows of assets that are now reported as future value as of September 2016. Our main sources of funding are interest-bearing deposits, deposits received under repurchase agreements, on lending from government financial institutions, lines of credit with foreign banks and the issuance of securities abroad. Please refer to “Note 15 – Deposits” to our audited interim consolidated financial statements for further details about funding. Capital Expenditures

As of June 30, As of December 31, Variation Capital Expenditures 2020 2019 R$ million % (In million of R$, except percentages) Fixed Assets 671 1,621 (950) (58.6) Fixed assets under construction 208 473 (265) (56 .0) Land and buildings 3 52 (49) (94 .2) Improvements 27 60 (33) (55 .0) Furniture and equipment for use, installations for use and data processing 372 946 (574) (60 .7) system Other 61 90 (29) (32.2) Intangible Assets 1,872 2,691 (819) (30 .4) Acquisition of rights to credit payroll 280—280 -Association for the promotion and offer of financial products and services — —Software acquired or internally developed 1,340 1,976 (636) (32 .2) Other intangibles 252 715 (463) (64 .8) Total 2,543 4,312 (1,769) (41.0) Please see “Note 13 – Fixed Assets” and “Note 14 – Goodwill and Intangible Assets” to our audited interim consolidated financial statements for details about our capital expenditures. Capitalization The table below presents our capitalization as of June 30, 2020. The information described is derived from our audited interim consolidated financial statements as of and for the six-month period ended June 30, 2020. As of the date of this current report on Form 6-K, there has been no material change in our capitalization since June 30, 2020.

As of June 30, 2020 Capitalization R$ US$ (1) (In millions, except percentages) Current liabilities Deposits 484,406 88,460 Securities sold under repurchase agreements 244,279 44,609 Structured notes 33 6 Derivatives 37,935 6,928 Interbank market funds 109,822 20,055 Institutional market funds 15,452 2,822 Other financial liabilities 86,121 15,727 Provision for insurance and private pension 2,851 521 Provisions 5,381 983 Tax liabilities 2,776 507 Other Non-financial liabilities 37,140 6,782 Total 1,026,196 187,400 Long-term liabilities Deposits 242,791 44,337 Securities sold under repurchase agreements 58,112 10,612 Structured notes 139 25 Derivatives 51,848 9,468 Interbank market funds 65,241 11,914 Institutional market funds 124,436 22,724 Other financial liabilities 4,761 869 Provision for insurance and private pension 213,292 38,951 Provision for Expected Loss 4,970 908 Provisions 14,516 2,651 Tax liabilities 1,864 340 Other Non-financial liabilities 2,362 431 Total 784,332 143,230 Income tax and social contribution—deferred 548 100 Non-controlling interests 11,252 2,055 Stockholders’ equity attributed to the owners of the parent company (2) 131,681 24,047 Total capitalization (3) 1,954,009 356,832 BIS ratio (4) 13.5% (1) Convenience translation at 5.4760 reais per U.S. dollar, the exchange rate in effect on June 30, 2020. 5.476 (2) As of June 30, 2020 Itaú Unibanco Holding’s authorized and outstanding share capital consists of 4,958,290,359 common shares and 4,804,165,680 preferred shares, all of which are fully paid. For more information regarding our share capital see Note 19 to our audited interim consolidated financial statements as of and for the period ended June (3) Total capitalization corresponds to the sum of total current liabilities, long-term liabilities, deferred income, minority interest in subsidiaries and stockholders’ equity. (4) Calculated by dividing total regulatory capital by risk weight assets. E. Off-Balance Sheet Arrangements We do not have any off-balance sheet arrangements, other than the guarantees, financial guarantees, commitments to be released, letters of credit to be released and contractual commitments we granted that are described in “Note 13—Fixed assets,” “Note 14—Goodwill and Intangible assets,” “Note 32 – Risk and Capital Management, 1.1 – Collateral and policies for mitigating credit risk” and “Note 32 – 1.4 – Maximum Exposure of Financial Assets to Credit Risk” to our audited interim consolidated financial statements.

RECENT DEVELOPMENTS Sustainable development of the Amazon The three largest Brazilian private banks, Bradesco, Itaú Unibanco and Santander, disclosed on July 22, 2020 an integrated plan, aimed at effectively contributing to sustainable development of the Amazon region. The plan includes ten measures based on three action points identified as priorities for the region: environmental conservation and bioeconomic development, investment in sustainable infrastructure, and guarantee of basic rights for the population of the Amazon region. The plan was presented to the Brazilian federal government and we are working in partnership with the other banks in detailing the next steps for each measure and in establishing the governance of the project, counting on expert advice that will assist in setting clear goals and objectives. This initiative is aligned with our ESG practices and commitments made over two decades. More recently we disclosed our new sustainability strategy, with our Positive Impact Commitments and have taken part in the Task Force on Climate Financial Disclosure (TCFD) of the United Nations Environment Programme Finance (UNEP-FI), among others ESG practices reported in our 2019 Form 20-F. Interest on Capital On August 3, 2020, our Board of Directors approved the payment of Interest on Capital in the amount of R$0.0529 per share, subject to income tax withholding at the rate of 15% resulting in a net payment of R$0,044965 per share, except for the corporate stockholders able to prove they are immune or exempt from such withholding. The payment is expected to be made on August 26, 2020 or thereafter depending on the domicile of the shareholder, to holders of record as of August 17, 2020. Customer support during the crisis Loan portfolio reprofiled Since the onset of the COVID-19 pandemic and the resulting economic crisis, we have sought to support our customers so that they can continue to have access to sustainable financial conditions during such adverse times. In the second half of March 2020, we launched the “60+ Program.” This program granted a 60-day grace period for loan transactions that were current with payments. In mid-April 2020, we launched a broader program called “Travessia Program.” These programs aim to provide our customers with loan reprofiling. Customized solutions include extending loan maturities (to up to 6 years for individuals and 5 years for micro/small and medium companies), adjusting the options of grace periods (up to 120 days for individuals and up to 180 days for micro/small and medium companies) and providing additional credit at reduced rates.

From of March 16, 2020 to July 17, 2020 we disbursed R$96.8 billion in new loans. Through June 30, 2020, loan portfolio reprofiling benefited 1.8 million of individuals, totaling R$37.6 billion of renegotiated loans, and 200 thousand of micro/small and medium businesses, totaling R$14.6 billion of renegotiated loans. National Support Program for Micro and Small Businesses (Pronampe) On May 18, 2020, the Brazilian government published Law No. 13,999, which instituted the National Support Program for Micro and Small Businesses (Programa Nacional de Apoio às Microempresas e Empresas de Pequeno Porte or “Pronampe”). This initiative aims to guarantee financial resources for micro and small enterprises to enable them to maintain their services during the COVID-19 pandemic and the resulting economic crisis. Pronampe eligibility is determined based on 2019 gross earning. We are the first private bank to offer this credit facility. From July 10 through July 13, we disbursed a total of R$3.6 billion to approximately 36 thousand very small and small enterprises. Loan requests and disbursements under this program were mainly made through our digital channels. Employment Support Program providing emergency payroll financing for small and medium-sized businesses On April 6, 2020, the CMN enacted Resolution No. 4,800, which regulates the granting of loans under the Emergency Employment Support Program (Programa Emergencial de Suporte a Empregos or “PESE Program”), created by Provisional Measure No. 944/2020. In order to preserve jobs, the PESE Program sets forth the offering of an emergency credit line to finance the payroll of small and medium-sized companies that adhere to the program. Under the PESE Program, we granted loans totaling R$1.6 billion, which represents the wages of more than 660 thousand employees of micro, small and mid-size companies. Supervision and Regulation CMN adopts new rules regarding temporary suspension on the distribution of dividends and other payouts On May 29, 2020 the CMN enacted Resolution No. 4,820 in response to the COVID-19 pandemic. Resolution No. 4,280 prohibits financial institutions, such as us, to: (i) offset their capital, including by means of early payment, in excess of amounts equivalent to the minimum mandatory dividend required by the Brazilian Corporate Law, including as interest on capital (ii) repurchase their own shares, subject to certain exceptions as authorized by the Central Bank; (iii) reduce their capital stock, except if such reduction is required by law or approved by the Central Bank; and (iv) increase the compensation of their officers, directors and members of the board of directors and audit committee, including fixed and variable compensation. CMN Resolution No. 4,280 repealed CMN Resolution No. 4,797. Reclassification of Renegotiated Loans On April 9, 2020, the Central Bank enacted Resolution No. 4,803 that permits financial institutions to reclassify renegotiated loan operations to their credit rating as of February 2020. Such renegotiations may be made from March 1, 2020 through September 30, 2020. Pursuant to Resolution No. 4,803, loans more than 15 days overdue may not be reclassified. Further, operations in which the client will not be able to fulfill their obligations may not be reclassified. This measure aims to reduce the volume of provisions for loans and losses made by financial institutions, and, accordingly, incentivize financial institutions to make new loans. Brazilian Senate approves bill which caps interest rates for credit cards and overdraft facilities On August 6, 2020, the Brazilian Senate approved Bill No. 1.166/2020 (Projeto de Lei nº. 1.166/2020 or “PL 1.166/2020”), which limits interest rates on credit cards and overdrafts to 30% per year. This cap, according to PL 1.166/2020, will be effective until the end of the state of public calamity caused by the COVID-19 pandemic. In order to become law, PL 1.166/2020 must now be approved by the Brazilian House of Representatives (Câmara dos Deputados ) and, if approved, is also subject to veto by the President. Authorization for the Central Bank to engage in quantitative easing On June 23, 2020, the Central Bank published Circular No. 4,028, which regulates the purchase and sale by the Central Bank of private assets on the secondary market. Pursuant to the new regulation, the Central Bank may purchase certain qualifying assets that: (i) have a domestic rating equivalent to BB- or higher, as conferred by at least one of the three main international rating agencies; and (ii) have a reference price published by a financial market entity accredited by the Central Bank. The transactions will be conducted by the Central Bank through public offerings. Financial institutions registered with the SELIC may participate in such transactions. Non-financial institutions and individuals may also participate in the public offerings through financial institutions. In carrying out such public offerings, the Central Bank, aiming at the adequate risk management of the transactions, can purchase private assets that: (i) have been issued in book-entry form and are deposited in a central depository authorized by the Central Bank or by the CVM; (ii) have a maturity equal to or greater than 12 months; and (iii) are not subject to liens or encumbrances and are not subject to subordination, conversion, renegotiation or exchange clauses. This measure was enacted within the context of Constitutional Amendment No. 106, of May 7, 2020, which aims to increase liquidity on the secondary market during the COVID-19 pandemic. CVM launches its Regulatory Sandbox On May 15, 2020, the CVM issued Ruling No. 626, which regulates the structure and operation of its regulatory sandbox. Participants admitted to the sandbox will receive temporary authorization to develop their business models using new technologies or using existing technologies employed in an innovative way. Further, participants may receive exemptions from compliance with certain rules and regulatory requirements issued by the CVM, which vary according to the innovative business model adopted by the institution and will be analyzed on a case-by-case basis by the CVM.

Automatic debit of pre-paid payment accounts On June 3, 2020, the Central Bank issued Circular No. 4,022, extending to pre-paid payment accounts the new rules on automatic debit that had already been issued for current accounts and salary accounts, through the issuance of CMN Resolution No. 4,790, of March 26, 2020. Circular No. 4,022 substantially restates for payment accounts the same terms and conditions provided for in Resolution 4,790 for current accounts, such as: (i) requiring prior authorization, with the client’s specific and unequivocal order, given to the holder of the account to be debited or to the holder of the account to be credited, for the automatic debit payment in the prepaid payment account; (ii) allowing the discrimination of more than one account for the realization of debits, respecting the order of precedence defined by the holder; and (iii) ensuring that the holder of a prepaid payment account may revoke the authorization at any time. Circular No. 4,022 will come into effect on November 3, 2020, the same date that Resolution No. 4,790 will come into effect. Central Bank regulates the Brazilian Instant Payment System and instant payment accounts On June 12, 2020, the Central Bank issued Circular No. 4,027, which provides for the regulation of the Brazilian Instant Payment System (“SPI”). Circular No. 4,027 also approved the regulation to be complied with by the direct and indirect participants in the SPI. This Circular establishes that the SPI will start operating on November 3, 2020, with the possibility to gradually make available the features of the system and will be fully operational as of November 16, 2020. Circular Letter No. 4,055, establishes the procedures and timetable for the tests necessary for the registration of direct participants to the SPI to be observed by the institutions that requested their registration as direct participants, as per Circular Letters No. 4,006 and 4,022. Circular Letter No. 4,056, in turn, establishes the procedures for the adherence to the instant payment arrangement (PIX). According to the by-laws of the SPI, the participation in the SPI will be mandatory for the participants of the PIX arrangement, and optional for (i) the settlement chambers and the settlement and set-off service renderers, and (ii) the National Treasury Department. The SPI admits two types of participation: (i) direct, characterized by the holding of an instant payment account and a direct connection of the participant institution to the SPI; and (ii) indirect, whereby the participant institution does not hold an instant payment account and its participation occurs via a direct participant to the SPI, responsible for registering the indirect participant to the SPI and to act as its settlement agent in the SPI for instant payments. Circular No. 4,027 came into effect on July 1, 2020. Central Bank issues regulations on the initial organizational structure responsible for the governance of implementing Open Banking in Brazil. On June 23, 2020, the Central Bank issued Circular No. 4,032, as amended on July 15, 2020 by Circular No. 4,037, providing for the initial organizational structure responsible for the governance of the implementation process of Open Banking in Brazil, pursuant to the Regulation attached to Circular No. 4,032 and consistent with the open banking definitive regulation (Resolution No. 1 jointly issued by the CMN and Central Bank). New rules applicable to Brazilian capital abroad and non-resident accounts in Brazil. On July 30, 2020, the CMN enacted Resolution No. 4,841 and Resolution No. 4,844, which provide new rules related to the presentation of the Declaration of Brazilian Capital Abroad (“DCBE”), as well as the provision of information regarding non-resident accounts (conta de não-residente – “CNR”) in Brazil, both of which provide for the modernization and cost reduction of the compliance and supervision process in the National Financial System. According to Resolution No. 4,841, only Brazilian residents who maintain capital abroad above US$ 1 million by December 31 of each year are required to submit the DCBE, a declaration of assets abroad, to the Central Bank. Nevertheless, the rules for the provision of information to the Brazilian Tax Authority (Receita Federal do Brasil or “RFB”) have been kept unchanged. In addition, Resolution No. 4,844 alters the minimum threshold for the mandatory registration of transactions in CNRs from R$10,000 to R$100,000, which has the purpose of simplifying the monitoring procedures by Brazilian financial institutions.

FINANCIAL STATEMENTS

www.pwc.com.br (A free translation of the original in Portuguese)    Itaú Unibanco Holding S.A. Consolidated financial statements at June 30, 2020 and independent auditor’s report

(A free translation of the original in Portuguese) Independent auditor’s report To the Board of Directors and Stockholders Itaú Unibanco Holding S.A. Opinion We have audited the accompanying consolidated financial statements of Itaú Unibanco Holding S.A. (“Bank”) and its subsidiaries, which comprise the consolidated balance sheet as at June 30, 2020 and the consolidated statements of income and comprehensive income for the six-month period and quarter then ended, and the consolidated statements of changes in stockholders’ equity and cash flows for the six-month period then ended, and notes to the financial statements, including a summary of significant accounting policies. In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Bank and its subsidiaries as at June 30, 2020, the consolidated financial performance for the six-month period and quarter then ended and the consolidated cash flows for the six-month period then ended, in accordance with International Accounting Standard (IAS) 34 - “Interim Financial Reporting” issued by the International Accounting Standards Board (IASB). Basis for opinion We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the “Auditor’s responsibilities for the audit of the consolidated financial statements” section of our report. We are independent of the Bank and its subsidiaries in accordance with the ethical requirements established in the Code of Professional Ethics and Professional Standards issued by the Brazilian Federal Accounting Council, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion. Key Audit Matters Key Audit Matters are those matters that, in our professional judgment, were of most significance in our 2020 half-year audit of the financial statements. Matters These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. Why    it is a Key Audit Our 2020 half-year audit was planned and performed considering that the Matter operations of the Bank and its subsidiaries did not present any significant How the changes in relation to the previous year, except for the impacts resulting from matter was the COVID-19 pandemic in the operations. In this context, the Key Audit Matters addressed remained substantially in line with those of the 2019 year end, but incorporating to our audit approach procedures in response to the current scenario of operations. PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brasil, 05001-903, Caixa Postal 60054, T: +55 (11) 3674 2000, www.pwc.com.br

Itaú Unibanco Holding S.A. Why it is a Key Audit Matter Measurement of financial assets and liabilities and provision for expected loss in accordance with IFRS 9 - “Financial Instruments” (Notes 2.3(b), 2.3(f), 2.4(d), 5 to 8 and 10) The provision for expected loss continued to be an area of focus in our audit, as it involves Management’s judgment in determining the necessary provision through the application of methodology and processes which use a variety of assumptions, including, among others, prospective information and criteria for determining a significant increase or decrease in credit risk. In addition, during the first half of 2020, as a result of the COVID-19 pandemic, Management revised some of the judgments and estimates used in determining the provision for expected loss, such as the weighting of macroeconomic scenarios, in order to adapt the assumptions previously applied to the current scenario of the operations of the Bank and its subsidiaries. The financial instruments classified as fair value through profit or loss include operations with low liquidity and no active market, which are substantially comprised of securities issued by companies and by derivative contracts. The fair value measurement of these financial instruments involves subjectivity, since it depends on valuation techniques performed based on internal models that include Management assumptions in their fair valuation. Furthermore, market risk management is complex, especially in times of high volatility as observed during the first half of 2020 due to the COVID-19 pandemic, as well as in situations where observable prices or market parameters are not available. These matters also continued to be a focus of our half-year audit due to the relevance and subjectivity mentioned above.    How the matter was addressed in the audit We confirmed our understanding of the process of measurement the provision for expected loss and of financial assets and liabilities in accordance with IFRS 9. Regarding the impairment methodology, we performed a number of audit procedures substantially related to the: (i) analysis of management’s accounting policies in comparison with IFRS 9 requirements; (ii) testing of controls related to the measurement of the provision for expected loss, which considers data, models and assumptions adopted by Management; (iii) tests on the models, including their approval and validation of assumptions adopted to determine the estimated losses and recoveries. In addition, we tested the guarantees, the projected cash flows, the credit renegotiations, the counterparty’s risk assessment, the payment delays, and other aspects that could result in a significant increase of the credit risk, as well as the classification of operations in their proper stages, pursuant to IFRS 9; (iv) tests on inputs to models and, when available, we compared data and assumptions with market information; and (v) analysis over Management’s disclosures in the financial statements in order to comply with IFRS 7 - “Financial Instruments: Disclosures” and IFRS 9. We consider that the criteria and assumptions adopted by management in determining and recording the provision for expected loss are appropriate and consistent, in all material respects, in the context of the financial statements. Regarding the measurement of financial assets and financial liabilities, we highlight the application of certain audit procedures: (i) analysis of Management’s accounting policies in comparison with IFRS 9 requirements; (ii) update our understanding of the valuation methodology used for these financial instruments and the main assumptions used by Management, as well as comparing them with independent 3

Itaú Unibanco Holding S.A. Why it is a Key Audit Matter Information technology environment The Bank and its subsidiaries rely on their technology structure to process their operations and prepare their financial statements. Technology represents a fundamental aspect on the evolution of the Bank and its subsidiaries’ business and, over the last years, significant short and long-term investments have been made in the information technology systems and processes. The technology structure, due to the history of acquisitions and size of the related operations, is comprised of more than one environment with different processes and segregated controls. In addition, during the first half of 2020, a substantial part of the Bank and its subsidiaries’ teams carried out their activities remotely (home office), which generated the need to adapt technology processes and infrastructure to maintain the continuity of operations. The lack of adequacy of the general controls of the technology environment and of the controls that depend on technology systems may result in the incorrect processing of critical information used to prepare the financial statements, as well as risks related to information security and cybersecurity. Accordingly, this continued as an area of focus in our audit. Deferred Tax (Notes 2.3(h), 2.4(j) e 24(b)) The deferred tax assets arising from temporary differences, income tax losses carryforward and negative basis of social contribution are recorded to the extent Management considers probable    How the matter was addressed in the audit methodologies and assumptions. We performed, on a sample basis, the valuation of certain operations and analyzed the consistency of such methodologies with those applied in prior periods. We believe that the criteria and assumptions adopted by Management to measure the fair value of these financial instruments and derivatives are appropriate and consistent with the disclosures in the accompanying notes to the Financial Statements. As part of our audit procedures, with the support of our specialists, we assessed the information technology environment, including the automated controls of the application systems that are significant for the preparation of the financial statements. The procedures performed comprised the combination of relevant tests of design and effectiveness of controls and, when necessary, the tests of compensating controls, as well as the performance of tests related to the information security, including the access management control, segregation of duties and monitoring the operating capacity of technology infrastructure in face of the new reality of business operation. The audit procedures applied resulted in appropriate evidence that was considered in determining the nature, timing and extent of other audit procedures. We confirmed our understanding and tested the design and the effectiveness of the main controls established by management to calculate the deferred tax assets, the recording of such credits 4

Itaú Unibanco Holding S.A. Why it is a Key Audit Matter that the Bank and its subsidiaries will generate future taxable profits sufficient to use these tax credits. The projection of the future taxable profits takes into account a number of subjective assumptions established by Management. We continue to consider this an area of focus of our audit, as the use of different assumptions in the projection of future taxable profits, especially in the context of impacts on results due to the COVID-19 pandemic, could significantly change the amounts and terms expected for the realization of deferred taxes, with consequent accounting impact. Realization of goodwill and intangible assets (Notes 2.3(g), 2.4(aIII), 2.4(h) and 14) The balances of goodwill and intangible assets are tested semiannually for impairment. These tests involve estimates and significant judgment, including the identification of cash-generation units. The determination of expected cash flows and the risk-adjusted interest rate for each cash-generating unit or group of cash-generating units requires that management apply judgment and estimates. We continued focusing on this area in our audit because: (i) it involves the projection of future results, in which using different assumptions may significantly modify the perspective of realization of these assets and the possible need to account for impairment, with consequent impact on the financial statements; and (ii) the impact generated on the Bank and its subsidiaries’ current results due to aspects related to the COVID-19 pandemic; (iii) of the relevance of these accounts in the context of the financial statements.    How the matter was addressed in the audit and disclosures in accordance with the accounting standards, including the necessity of analyzing the perspectives for the realization of these assets via projections of future taxable profit for the Bank and its subsidiaries. We compared the critical assumptions used for projecting future results with macroeconomic information disclosed by the market and with the historical data in order to support the consistency of these estimates. With the support of our specialists in the tax area, we performed tests on the nature and amounts of the temporary differences, fiscal losses and negative bases of social contribution, subject to future tax deduction. We believe that the assumptions adopted by Management in the determination and recording of deferred tax assets are appropriate and consistent with the disclosures in the accompanying notes to the financial statements. We confirmed our understanding and tested the design and effectiveness of the main controls established, including the analysis of the critical judgment and assumptions used by management, which already include impacts due to the COVID-19 pandemic. We tested the most relevant projections and assumptions for the determination of the impairment test of goodwill and intangible assets as prepared by Management, to assess the reasonableness of these realization estimates. We believe that the assumptions that management adopted to evaluate the realization of intangible assets are appropriate and that the disclosures in the accompanying notes are consistent with the information obtained, considering the individual and consolidated financial statements taken as a whole. 5

Itaú Unibanco Holding S.A. Why it is a Key Audit Matter Provision for contingent liabilities (Notes 2.3(j), 2.4(n) and 29) The Bank and its subsidiaries have contingent liabilities mainly arising from judicial and administrative proceedings, inherent to the normal course of their business, filed by third parties, former employees, and public agencies, involving civil, labor, tax, and social security matters. In general, the settlement of these proceedings takes a long time and involve not only discussions on the matter itself, but also complex process-related aspects, depending on the applicable legislation. In the civil and labor cases, there is the possibility of early termination of processes through agreements. During the first half of 2020, efforts continued to be made to sign the settlement instruments for the settlement of civil lawsuits related to economic plans, including the signature of an addendum to the instrument of agreement between the clients (represented by civil associations) and FEBRABAN to extend the agreement period by another 30 months. Besides the subjective aspects in determining the possibility of loss attributed to each case, the evolution of case law on certain causes is not always uniform. Considering the materiality of the amounts and the uncertainties and judgments involved, as described above, in determining, recording and disclosing the required items, we continue to consider this an area of audit focus.    How the matter was addressed in the audit We confirmed our understanding and tested the design and the effectiveness of the main controls used to identify, assess, monitor, measure, record, and disclose the provision for contingent liabilities, including the totality and the integrity of the database. We tested the models used to quantify judicial proceedings of civil and labor natures considered on a group basis. We were supported by our specialists in the labor, legal, and fiscal areas, according to the nature of each proceeding. Also, we performed external confirmation procedures with both internal and external lawyers responsible for the proceedings. We considered that the criteria and assumptions adopted by Management for determining the provision for contingent liabilities, as well as the information disclosed in the explanatory notes, considering the individual and consolidated financial statements taken as a whole.    Other matters Statement of added value The consolidated statement of added value for the half-year ended June 30, 2020, prepared under the responsibility of the Bank’s management and presented as supplementary information for IFRS purposes, was submitted to audit procedures performed in conjunction with the audit of the Bank’s financial statements. For the purpose of forming our opinion, we evaluated whether this statement is reconciled with the consolidated financial statements and accounting records, as applicable, and if its form and content are in accordance with the criteria defined in Technical Pronouncement CPC 09 - “Statement of Added Value”. In our opinion, this statement of added value has been properly prepared, in all material respects, in accordance with the criteria established in the Technical Pronouncement and is consistent with the consolidated financial statements taken as a whole. 6

Itaú Unibanco Holding S.A. Responsibilities of management and those charged with governance for the consolidated financial statements Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Accounting Standard (IAS) 34 - “Interim Financial Reporting”, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is responsible for assessing the Bank’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Consolidated or to cease operations, or has no realistic alternative but to do so. Those charged with governance are responsible for overseeing the Bank’s and its subsidiaries financial reporting process. Auditor’s responsibilities for the audit of consolidated financial statements Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements. As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also: • Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. • Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Bank and its subsidiaries. • Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management. • Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Bank to cease to continue as a going concern. 7

Itaú Unibanco Holding S.A. • Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether these financial statements represent the underlying transactions and events in a manner that achieves fair presentation. • Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion. We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards. From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the half-year ended June 30, 2020 and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication. São Paulo, August 3, 2020 PricewaterhouseCoopers Auditores Independentes CRC 2SP000160/O-5 Emerson Laerte da Silva Contador CRC 1SP171089/O-3 8

ITAÚ UNIBANCO HOLDING S.A. Consolidated Balance Sheet (In millions of Reais) Assets Note 06/30/2020 12/31/2019 Cash 43,368 30,367 Financial Assets 1,785,757 1,501,481 At Amortized Cost 1,288,328 1,101,892 Compulsory deposits in the Central Bank of Brazil 89,744 91,248 Interbank deposits 4 55,892 34,583 Securities purchased under agreements to resell 4 302,856 198,428 Securities 9 137,118 133,119 Loan and lease operations 10 660,684 585,791 Other financial assets 18a 86,565 94,752 (-) Provision for Expected Loss 4, 9 and 10 (44,531) (36,029) At Fair Value Through Other Comprehensive Income 106,279 76,660 Securities 8 106,279 76,660 At Fair Value Through Profit or Loss 391,150 322,929 Securities 5 306,981 281,075 Derivatives 6 and 7 84,169 41,854 Investments in associates and joint ventures 11 15,152 15,097 Fixed assets, net 13 6,813 7,166 Goodwill and Intangible assets, net 14 16,662 19,719 Tax assets 70,253 48,960 Income tax and social contribution - to be offset 4,657 1,644 Income tax and social contribution - deferred 24b 60,430 38,914 Other 5,166 8,402 Other assets 18a 16,004 14,691 Total assets 1,954,009 1,637,481 The accompanying notes are an integral part of these consolidated financial statements Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.1

ITAÚ UNIBANCO HOLDING S.A. Consolidated Balance Sheet (In millions of Reais) Liabilities and stockholders’ equity Note 06/30/2020 12/31/2019 Financial Liabilities 1,530,346 1,211,999 At Amortized Cost 1,435,421 1,159,830 Deposits 15 727,197 507,060 Securities sold under repurchase agreements 17a 302,391 256,583 Interbank market funds 17b 175,063 174,862 Institutional market funds 17c 139,888 104,244 Other financial liabilities 18b 90,882 117,081 At Fair Value Through Profit or Loss 89,955 48,029 Derivatives 6 and 7 89,783 47,828 Structured notes 16 172 201 Provision for Expected Loss 10 4,970 4,140 Loan Commitments 3,747 3,303 Financial Guarantees 1,223 837 Provision for insurance and private pensions 27c 216,143 218,334 Provisions 29 19,897 21,454 Tax liabilities 24c 5,188 7,891 Income tax and social contribution - current 2,776 3,997 Income tax and social contribution - deferred 24b 548 1,058 Other 1,864 2,836 Other liabilities 18b 39,502 28,338 Total liabilities 1,811,076 1,488,016 Capital 19a 97,148 97,148 Treasury shares 19a (907) (1,274) Additional paid-in capital 19c 2,025 2,175 Appropriated reserves 19c 8,293 12,948 Unappropriated reserves 19c 28,410 29,878 Other comprehensive income (3,288) (3,950) Total stockholders’ equity attributed to the owners of the parent company 131,681 136,925 Non-controlling interests 19d 11,252 12,540 Total stockholders’ equity 142,933 149,465 Total liabilities and stockholders’ equity 1,954,009 1,637,481 The accompanying notes are an integral part of these consolidated financial statements Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.2

ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Income Periods ended (In millions of Reais, except for number of shares and earnings per share information)    04/01 to 04/01 to 01/01 to 01/01 to Note 06/30/2020 06/30/2019 06/30/2020 06/30/2019 Operating Revenues 23,476 28,753 37,448 57,049 Interest and similar income of financial assets at amortized cost and at fair value through other comprehensive income 21a 27,520 29,187 63,108 57,379 Interest, similar income and dividend of financial assets at fair value through profit or loss 7,010 6,378 5,339 12,520 Interest and similar expenses 21b (21,343) (20,360) (51,087) (39,084) Adjustments to Fair Value of Financial Assets and Liabilities 21c 1,914 1,645 (5,762) 3,228 Foreign exchange results and exchange variations in foreign transactions (1,760) 1,156 4,291 1,459 Commissions and Banking Fees 22 8,644 9,421 18,726 18,560 Income from insurance and private pension operations before claim and selling expenses 947 969 2,082 2,066 Revenues from insurance premiuns and private pensions 3,019 4,451 7,250 8,962 Change in provision for insurance and private pension (2,072) (3,482) (5,168) (6,896) Other income 544 357 751 921 Expected Loss from Financial Assets and Claims (6,016) (3,538) (16,099) (7,219) Expected Loss with Loan Operations and Lease Operations 10c (5,824) (3,969) (15,089) (7,311) Expected Loss with Other Financial Asset, net 130 728 (359) 719 (Expenses) Recovery of claims (322) (297) (651) (627) Operating Revenues Net of Expected Losses from Financial Assets and Claims 17,460 25,215 21,349 49,830 Other operating income (expenses) (21,695) (15,624) (34,871) (30,701) General and administrative expenses 23 (20,285) (14,030) (33,191) (27,512) Tax expenses (1,724) (1,942) (2,284) (3,766) Share of profit or (loss) in associates and joint ventures 11 314 348 604 577 Net income / (loss) before income tax and social contribution (4,235) 9,591 (13,522) 19,129 Current income tax and social contribution 24a (2,560) (2,428) (6,608) (4,097) Deferred income tax and social contribution 24a 4,892 (473) 21,905 (1,439) Net income / (loss) (1,903) 6,690 1,775 13,593 Net income attributable to owners of the parent company 25 1,723 6,527 5,182 13,274 Net income / (loss) attributable to non-controlling interests 19d (3,626) 163 (3,407) 319 Earnings per share - basic 25 Common 0.18 0.67 0.53 1.36 Preferred 0.18 0.67 0.53 1.36 Earnings per share - diluted 25 Common 0.18 0.67 0.53 1.36 Preferred 0.18 0.67 0.53 1.36 Weighted average number of outstanding shares - basic 25 Common 4,958,290,359 4,958,290,359 4,958,290,359 4,958,290,359 Preferred 4,804,100,019 4,784,855,172 4,798,481,927 4,777,575,546 Weighted average number of outstanding shares - diluted 25 Common 4,958,290,359 4,958,290,359 4,958,290,359 4,958,290,359 Preferred 4,849,827,866 4,846,370,585 4,826,762,713 4,816,454,169 The accompanying notes are an integral part of these consolidated financial statements Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.3

ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Comprehensive Income Periods ended (In millions of Reais)    04/01 to 04/01 to 01/01 to 01/01 to Note 06/30/2020 06/30/2019 06/30/2020 06/30/2019 Net income / (loss) (1,903) 6,690 1,775 13,593 Financial assets at fair value through other comprehensive income 859 457 (519) 666 Change in fair value 2,611 1,285 (43) 1,514 Tax effect (1,120) (533) 4 (577) (Gains) / losses transferred to income statement 21c (1,151) (492) (873) (451) Tax effect 519 197 393 180 Hedge (1,241) (8) (3,599) (126) Cash flow hedge 7 57 (302) 362 (264) Change in fair value 89 (537) 672 (446) Tax effect (32) 235 (310) 182 Hedge of net investment in foreign operation 7 (1,298) 294 (3,961) 138 Change in fair value (2,469) 506 (7,377) 232 Tax effect 1,171 (212) 3,416 (94) Remeasurements of liabilities for post-employment benefits (*) 19 (135) 30 (133) Remeasurements 26 34 (176) 52 (172) Tax effect (15) 41 (22) 39 Foreign exchange variation in foreign investments 1,498 (359) 4,750 (323) Total other comprehensive income 1,135 (45) 662 84 Total comprehensive income (768) 6,645 2,437 13,677 Comprehensive income attributable to non-controlling interests (3,626) 163 (3,407) 319 Comprehensive income attributable to the owners of the parent company 2,858 6,482 5,844 13,358 (*) Amounts that will not be subsequently reclassified to income. The accompanying notes are an integral part of these consolidated financial statements Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.4

ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Changes in Stockholders’ Equity (Notes 19 and 20) Periods ended June 30, 2020 and 2019 (In millions of Reais) Attributed to owners of the parent company Other comprehensive income Total Total stockholders’ stockholders’ Additional Financial Assets Treasury Appropriated Unappropriated Retained Remeasurements Conversion equity – owners equity – non- Total Capital paid-in at Fair Value Gains and shares reserves reserves earnings of liabilities of post- adjustments of of the parent controlling capital Through Other losses – employment foreign (2) company interests Comprehensive hedge (1) benefits investments Income Balance at 01/01/2019 97,148 (1,820) 2,120 13,480 29,666 - (1,110) (989) 3,806 (5,519) 136,782 13,684 150,466 Transactions with owners - 495 (210) - - - - - - - 285 119 404 Treasury shares - 495 349 - - - - - - - 844 - 844 Result of delivery of treasury shares - 495 349 - - - - - - - 844 - 844 Recognition of share-based payment plans - - (559) - - - - - - - (559) - (559) (Increase) / Reduction of interest of controlling stockholders (Note 2.4a I and 3) - - - - - - - - - - - 119 119 Dividends - - - 5,336 - (8,543) - - - - (3,207) (223) (3,430) Dividends / Interest on capital paid in 2019 – declared after 12/31/2018 - - - (17,500) - - - - - - (17,500) - (17,500) Unclaimed dividends - - - - - 29 - - - - 29 - 29 Other (3) - - - - 167 - - - - - 167 - 167 Total comprehensive income - - - - - 13,274 666 (133) (323) (126) 13,358 319 13,677 Net income - - - - - 13,274 - - - - 13,274 319 13,593 Other comprehensive income for the period - - - - - - 666 (133) (323) (126) 84 - 84 Appropriations: Legal reserve - - - 675 - (675) - - - - - - - Statutory reserve - - - 4,316 (231) (4,085) - - - - - - - Balance at 06/30/2019 97,148 (1,325) 1,910 6,307 29,602 - (444) (1,122) 3,483 (5,645) 129,914 13,899 143,813 Change in the period - 495 (210) (7,173) (64) - 666 (133) (323) (126) (6,868) 215 (6,653) Balance at 01/01/2020 97,148 (1,274) 2,175 12,948 29,878 - 700 (1,339) 2,224 (5,535) 136,925 12,540 149,465 Transactions with owners - 367 (150) - - - - - - - 217 2,634 2,851 Treasury shares - 367 200 - - - - - - - 567 - 567 Result of delivery of treasury shares - 367 200 - - - - - - - 567 - 567 Recognition of share-based payment plans - - (350) - - - - - - - (350) - (350) (Increase) / Reduction of interest of controlling stockholders (Note 2.4a I and 3) - - - - - - - - - - - 2,634 2,634 Dividends - - - - - (1,595) - - - - (1,595) (515) (2,110) Dividends / Interest on capital paid in 2020 – declared after 12/31/2019 - - - (9,811) - - - - - - (9,811) - (9,811) Unclaimed dividends and Interest on capital - - - - - 36 - - - - 36 - 36 Other (3) - - - - 65 - - - - - 65 - 65 Total comprehensive income - - - - 5,182 (519) 30 4,750 (3,599) 5,844 (3,407) 2,437 Net income - - - - - 5,182 - - - - 5,182 (3,407) 1,775 Other comprehensive income for the period - - - - - - (519) 30 4,750 (3,599) 662 - 662 Appropriations: Legal reserve - - - 336 - (336) - - - - - - - Statutory reserve - - - 4,820 (1,533) (3,287) - - - - - - - Balance at 06/30/2020 97,148 (907) 2,025 8,293 28,410 - 181 (1,309) 6,974 (9,134) 131,681 11,252 142,933 Change in the period - 367 (150) (4,655) (1,468) - (519) 30 4,750 (3,599) (5,244) (1,288) (6,532) (1) Includes the share in Other Comprehensive Income of Investments in Associates and Joint Ventures related to Financial Assets at Fair Value Through Other Comprehensive Income. (2) Includes Cash flow hedge and hedge of net investment in foreign operation. (3) Includes Argentina´s hyperinflation adjustment. The accompanying notes are an integral part of these consolidated financial statements Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.5

ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Cash Flows (In millions of Reais)    01/01 to 01/01 to Note 06/30/2020 06/30/2019 Adjusted net income 34,372 28,471 Net income 1,775 13,593 Adjustments to net income: 32,597 14,878 Share-based payment (277) (404) Adjustments to fair value of financial assets through Profit or Loss and Derivatives 115 486 Effects of changes in exchange rates on cash and cash equivalents 13,703 1,208 Expected Loss from Financial Assets and Claims 16,099 7,219 Income from interest and foreign exchange variation from operations with subordinated debt 19,551 1,147 Provision for insurance and private pension 5,168 6,896 Depreciation and amortization 13 and 14 1,809 1,718 Expense from update / charges on the provision for civil, labor, tax and legal obligations 417 585 Provision for civil, labor, tax and legal obligations 1,486 846 Revenue from update / charges on deposits in guarantee (190) (101) Deferred taxes (excluding hedge tax effects) 24b (4,643) 1,222 Income from share in the net income of associates and joint ventures and other investments (604) (577) Income from Financial assets - At fair value through other comprehensive income 21c (873) (451) Income from interest and foreign exchange variation of financial assets at fair value through other comprehensive income (16,436) (3,411) Income from Interest and foreign exchange variation of financial assets at amortized cost (7,665) (1,124) (Gain) loss on sale of investments and fixed assets (105) (100) Other 23 5,042 (281) Change in assets and liabilities 34,814 (21,711) (Increase) / decrease in assets (221,813) (18,964) Interbank deposits (21,326) 296 Securities purchased under agreements to resell (87,846) 6,460 Compulsory deposits with the Central Bank of Brazil 1,504 2,297 Loan operations (81,379) (28,236) Derivatives (assets / liabilities) (333) 581 Financial assets designated at fair value through profit or loss (26,048) 12,324 Other financial assets 8,377 (4,620) Other tax assets 223 688 Other assets (14,985) (8,754) (Decrease) / increase in liabilities 256,627 (2,747) Deposits 220,137 (165) Deposits received under securities repurchase agreements 45,808 (32,156) Funds from interbank markets 201 15,308 Funds from institutional markets 20,268 3,057 Other financial liabilities (26,199) 5,425 Financial liabilities at fair value throught profit or loss 37 -Provision for insurance and private pension (8,010) 977 Provisions (202) (2,344) Tax liabilities (2,314) 184 Other liabilities 11,331 9,840 Payment of income tax and social contribution (4,430) (2,873) Net cash from / (used in) operating activities 69,186 6,760 Dividends / Interest on capital received from investments in associates and joint ventures 256 462 Cash from the sale of financial assets - At fair value through other comprehensive income 7,384 10,232 Cash upon sale of investments in associates and joint ventures (2) 72 Cash upon sale of fixed assets 13 245 61 (Purchase) of financial assets at fair value through other comprehensive income (23,374) (7,922) (Purchase) / redemptions of financial assets at amortized cost 3,941 (6,837) (Purchase) of investments in associates and joint ventures (28) (9) (Purchase) of fixed assets 13 (671) (769) (Purchase) of intangible assets 14 (1,872) (1,199) Net cash from / (used in) investment activities (14,121) (5,909) Funding from institutional markets 3,149 3,050 Redemptions in institutional markets (7,324) (1,542) Change in non-controlling interests stockholders 2,595 122 Result of delivery of treasury shares 494 689 Dividends and interest on capital paid to non-controlling interests (476) (226) Dividends and interest on capital paid (10,234) (17,371) Net cash from / (used in) financing activities (11,796) (15,278) Net increase / (decrease) in cash and cash equivalents 2.4c 43,269 (14,427) Cash and cash equivalents at the beginning of the period 70,811 95,558 Effects of changes in exchange rates on cash and cash equivalents (13,703) (1,208) Cash and cash equivalents at the end of the period 100,377 79,923 Cash 43,368 33,242 Interbank deposits 4,544 7,261 Securities purchased under agreements to resell - Collateral held 52,465 39,420 Additional information on cash flow (Mainly Operating activities) Interest received 44,820 69,840 Interest paid 55,607 39,886 Non-cash transactions Loans transferred to assets held for sale - -Dividends and interest on capital declared and not yet paid 1,231 2,485 The accompanying notes are an integral part of these consolidated financial statements Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.6

ITAÚ UNIBANCO HOLDING S.A. Consolidated Statement of Added Value (In millions of Reais)    01/01 to 01/01 to 06/30/2020 06/30/2019 Income 90,349 89,541 Interest, similar income and Dividends 84,238 74,586 Commissions and Banking Fees 18,726 18,560 Income from insurance and private pension operations before claim 2,082 2,066 Expected Loss with Other Financial Assets (15,448) (6,592) Other 751 921 Expenses (61,042) (43,821) Interest and similar income (51,087) (39,084) Other (9,955) (4,737) Inputs purchased from third parties (9,264) (8,540) Materials, energy and others (188) (169) Third party services (2,346) (2,200) Other (6,730) (6,171) Data processing and telecommunications (1,877) (2,152) Advertising, promotions and publication (488) (620) Installations (800) (883) Transportation (182) (181) Security (355) (382) Travel expenses (65) (120) Other (2,963) (1,833) Gross added value 20,043 37,180 Depreciation and amortization (2,448) (2,261) Net added value produced by the company 17,595 34,919 Added value received through transfer - Results of equity method 604 577 Total added value to be distributed 18,199 35,496 Distribution of added value 18,199 35,496 Personnel 10,770 11,181 Direct compensation 8,247 8,558 Benefits 2,142 2,133 FGTS – government severance pay fund 381 490 Taxes, fees and contributions 5,505 10,585 Federal 4,756 9,867 Municipal 749 718 Return on third parties’ capital - Rent 149 137 Other 149 137 Return on capital 1,775 13,593 Dividends and interest on capital 1,595 8,543 Retained earnings / (loss) attributable to controlling shareholders 3,587 4,731 Retained earnings / (loss) attributable to non-controlling shareholders (3,407) 319 The accompanying notes are an integral part of these financial statements Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.7

ITAÚ UNIBANCO HOLDING S.A. Notes to the Consolidated Financial Statements At 06/30/2020 and 12/31/2019 for balance sheet accounts and From 04/01 to 06/30/2020 and 2019 and from 01/01 to 06/30/2020 and 2019 for income statement accounts (In millions of Reais, except information per share) Note 1 - Overview Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company, organized and existing under the laws of Brazil. The head office is located at Praça Alfredo Egydio de Souza Aranha, n° 100, in the city of São Paulo, state of São Paulo, Brazil. ITAÚ UNIBANCO HOLDING has a presence in 18 countries and territories and offers a wide variety of financial products and services to personal and corporate customers in Brazil and abroad, not necessarily related to Brazil, through its branches, subsidiaries and international affiliates. It offers a full range of banking services, through its different portfolios: commercial banking; investment banking; real estate lending; loans, financing and investment; leasing and foreign exchange business. Its operations are divided into three segments: Retail Banking, Wholesale Banking, and Activities with the Market + Corporation. Further detailed segment information is presented in Note 30. ITAÚ UNIBANCO HOLDING is a financial holding company controlled by Itaú Unibanco Participações S.A. (“IUPAR”), a holding company which owns 51.71% of our common shares, and which is jointly controlled by (i) Itaúsa Investimentos Itaú S.A. (“ITAÚSA”), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participações (“E. JOHNSTON”), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 39.21% of ITAÚ UNIBANCO HOLDING’s common shares. These consolidated financial statements were approved by the Board of Directors on August 03, 2020.    Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.8

Note 2 – Significant accounting policies 2.1. Basis of preparation The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING were prepared in accordance with the requirements and guidelines of the National Monetary Council (CMN), which require that as from December 31, 2010 annual Consolidated Financial Statements are prepared in accordance with the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB). These Consolidated Financial Statements were prepared in accordance with IAS 34 – Interim Financial Reporting, with the option of presenting the Complete Consolidated Financial Statements in lieu of the Condensed Consolidated Financial Statements. In the preparation of these Consolidated Financial Statements, ITAÚ UNIBANCO HOLDING adopted the criteria for recognition, measurement and disclosure established in the IFRS and in the interpretations of the International Financial Reporting Interpretation Committee (IFRIC). The presentation of the Statements of Value Added is required by the Brazilian corporate legislation and by the accounting practices adopted in Brazil applicable to publicly-held companies: This Statement was prepared in accordance with the criteria established by Technical Pronouncement CPC 09 – Statement of Value Added; however, the IFRS do not require the presentation of said statement. As a consequence, under IFRS, this statement is presented as supplementary information, without prejudice to the set of Financial Statements. Management believes that the information included in these Consolidated Financial Statements is relevant and a faithful representation of the information used in the management of the ITAÚ UNIBANCO HOLDING. 2.2. New accounting standards changes and interpretations of existing standards a) Accounting standards applicable for period ended June 30, 2020 • Amendment in Conceptual Framework – The main changes refer to: definitions of assets and liabilities, recognition criteria, derecognition, measurement, presentation and disclosure for equity and results elements. These changes are effective for the years started on January 1st, 2020 and there are no impacts on the Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING. • Amendments to IFRS 9 – Financial Instruments, IAS 39 – Financial Instruments: Recognition and Measurement and IFRS 7 – Financial Instruments: Disclosures – Due to the changes in the interest rates used as market references – IBOR (Interbank Offered Rate), that will be terminated in future periods, there may be uncertainties in the evaluation of hedge accounting structures. Regulatory changes aim at minimizing possible impacts on these structures in the current scenario of prereplacement of rates. The regulatory exemption setting forth that these rates will not be replaced during the period of uncertainty in the analysis of hedge accounting relationships will be applied. These changes are effective for the years beginning January 1st, 2020 and they will be applied until the effective replacement of IBORs occurs or until the hedge accounting relationships are discontinued. No significant impacts have been identified in the hedge accounting structures for the Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING, in the prereplacement period of IBORs. ITAÚ UNIBANCO HOLDING is exposed mainly to Libor and Euribor rates in hedge accounting structures. Since 2018, ITAÚ UNIBANCO HOLDING brings together working groups to follow the progress of discussions in the international market about the replacement of IBORs. For standardized agreements, ITAÚ UNIBANCO HOLDING will assume the updates of rates made by the respective clearings and the International Swaps and Derivatives Association - ISDA). For the other agreements, whenever possible, they will be negotiated and adjusted gradually until the end of 2021, date on which the market expects the end of disclosures of IBORs. b) Accounting standards recently issued and applicable in future periods • IFRS 17 – Insurance Contracts: The pronouncement replaces IFRS 4 – Insurance Contracts and presents three approaches for valuation: • General Model: applicable to all contracts without direct participation features; Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.9

• Premium Allocation Approach (PAA): applicable to contracts with term is up to 12 months or when it produces results similar to those that would be obtained if the general model was used. It is more simplified than the general model; • Variable Fee Approach: applicable to insurance contracts with direct participation features, the insurance contracts which are substantially investment related service contracts under which an entity promises an investment return based on underlying items. Insurance contracts must be recognized based on an analysis of four components: • Expected Future Cash Flows: estimate of all components of cash flow of the contract, considering inflows and outflows; • Risk Adjustment: estimate of offset required for differences that may occur between cash flows; • Contractual Margin: difference between any amounts received before the beginning of the contract coverage and present value of cash flows estimated at the beginning of the contract; • Discount: projected cash flows must be discounted to present value, to reflect the time value of money, at rates that reflect the characteristics of the respective flows. This standard is effective for annual periods beginning January 1st, 2023. Possible impacts are being assessed and the assessment will be completed by the date this standard comes into force. 2.3. Critical accounting estimates and judgments The preparation of Consolidated Financial Statements in accordance with the IFRS requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent assets and liabilities at the date of the Consolidated Financial Statements, due to uncertainties and the high level of subjectivity involved in the recognition and measurement of certain items. Estimates and judgments considered more relevant by ITAÚ UNIBANCO HOLDING are related to the following topics: Topic Notes Consolidation Note 2.3 (a) and Note 3 Fair Value of Financial Instruments Note 2.3 (b) and Note 28 Effective Interest Rate Note 2.3 (c), Notes 5, 8, 9 and 10 Change to Financial Assets Note 2.3 (d), Notes 5, 8, 9 and 10 Transfer and Write-off of Financial Assets Note 2.3 (e), Notes 5, 8, 9 and 10 Expected Credit Loss Note 2.3 (f), Notes 8, 9, 10 and 32 Goodwill Impairment Note 2.3 (g) and Note 14 Deferred Income Tax and Social Contribution Note 2.3 (h) and Note 24 Defined Benefit Pension Plan Note 2.3 (i) and Note 26 Provisions, Contingencies and Legal Liabilities Note 2.3 (j) and Note 29 Technical Provisions for Insurance and Private Pension Note 2.3 (k) and Note 27 a) Consolidation Subsidiaries are all those in which ITAÚ UNIBANCO HOLDING’s involvement exposes it or entitles it to variable returns and can affect these returns through its influence on the entity. The existence of control is assessed continuously. Subsidiaries are consolidated from the date control is established to the date on which it ceases to exist. b) Fair value of financial instruments are not traded in active markets, including derivatives The fair value of financial instruments, including derivatives that are not traded in active markets is calculated by using valuation techniques based on assumptions that consider market information and conditions. The main assumptions are: historical data, information on similar transactions and pricing techniques. For more complex or illiquid instruments, significant judgment is necessary to determine the model used with the selection of specific inputs and, in certain cases, evaluation adjustments are applied to the model amount our price quoted for financial instruments that are not actively traded. The methodologies used to estimate the fair value of certain financial instruments are described in Note 28. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.10

c) Effective Interest Rate To calculate the effective interest rate, ITAÚ UNIBANCO HOLDING estimates cash flows taking into account all the contractual terms of the financial instrument, but without including future credit losses. The calculation includes all commissions paid or received between parties to the contract, transaction costs, and all other premiums or discounts. Interest revenue is calculated by applying the effective interest rate to the gross carrying amount of a financial asset. In the case of purchased or originated credit impaired financial assets, the adjusted effective interest rate is applied (taking into account the expected credit loss) to the amortized cost of the financial asset. d) Modification of Financial Assets The factors used to determine whether has been substantial modification of a contract are: evaluation if there is a renegotiation that is not part of the original contractual terms, change to contractual cash flows and significant extensions of the term of the transaction due to the debtor’s financial constraints, significant changes to the interest rate and changes to the currency in which the transaction is denominated. e) Transfer and write-off of Financial Assets When there are no reasonable expectations of recovery of a financial asset, considering historical curves, its total or partial write-off is carried out concurrently with the use of the related allowance for expected credit loss, with no effect on the Consolidated Statement of Income of ITAÚ UNIBANCO HOLDING. Subsequent recoveries of amounts previously written off are accounted for as income in the Consolidated Statement of Income. Thus, financial assets are written off, either totally or partially, when there is no reasonable expectation of recovering a financial asset or when ITAÚ UNIBANCO HOLDING substantially transfers all risks and benefits of ownership and said transfer is qualified to be written off. f) Expected Credit Loss The measurement of expected credit loss requires the application of significant assumptions, such as: • Term to maturity: ITAÚ UNIBANCO HOLDING considers the maximum contractual period on which it will be exposed a financial instrument’s credit risk. However, the estimated useful life of assets that do not have fixed maturity date is based on the period of exposure to credit risk. Additionally, all contractual terms are taken into account when determining the expected life, including prepayment and rollover options. • Prospective information: IFRS 9 requires a balanced and impartial estimate of credit loss that includes forecasts of future economic conditions. ITAÚ UNIBANCO HOLDING uses prospective macroeconomic information and public information with projections prepared internally to determine the impact of these estimates on the calculation of expected credit loss. • Probability-weighted loss scenarios: ITAÚ UNIBANCO HOLDING uses weighted scenarios to determine credit loss expected over a suitable observation horizon adequate to classification in phases, considering the projection based on economic variables. Macroeconomic scenarios: This information involves inherent risks, market uncertainties and other factors that may give rise to results different from expected. • Determining criteria for significant increase or decrease in credit risk: in each period of the consolidated financial statements, ITAÚ UNIBANCO HOLDING assesses whether the credit risk on a financial asset has increased significantly since the initial recognition using relative and absolute triggers (indicators), which consider delay and the probability of default (PD) by product and by country. Brazilian and foreign government securities are considered to have low credit risk, in accordance with a study conducted by ITAÚ UNIBANCO HOLDING and therefore they remain in stage 1. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.11

Significant increase in credit risk: ITAÚ UNIBANCO HOLDING assesses several factors to determine a significant increase in credit risk, such as: the counterparty, type and characteristics of the product and region in which it was contracted, considering the following objective criteria as minimum factors: • Stage 1 to stage 2: default exceeding 30 days, except for payroll loans for government agency, which are recognized is made after 45 days in arrears; • Stage 2 to stage 3: default exceeding 90 days, except for the mortgage loan portfolio, for which arrears of 180 days is a parameter for stage migration. ITAÚ UNIBANCO HOLDING assesses whether the credit risk has significantly increased on an individual or collective basis. For collective assessment purposes, financial assets are grouped based on characteristics of shared credit risk, considering the type of instrument, credit risk classifications, initial recognition date, remaining term, industry, geographical location of the counterparty, among other significant factors. Details on the expected credit loss are in Note 32. g) Goodwill Impairment The review of goodwill due to impairment reflects the Management’s best estimate for future cash flows of Cash Generating Units (CGU), with the identification of the CGU and estimate of their fair value less costs to sell and/or value in use. These flows are subject to market conditions and uncertain factors, as follows: • Cash flows projected for periods of available forecasts and long-term assumptions for these flows; • Discount rates, since they generally reflect financial and economic variables, such as the risk-free interest rate and a risk premium. Cash-Generating Units or CGU groups are identified at the lowest level at which goodwill is monitored for internal management purposes. Goodwill is allocated to cash flow generating units for purposes of testing for impairment. h) Deferred income tax and social contribution As explained in Note 2.4j, deferred tax assets are recognized only in relation to deductible temporary differences, tax losses and social contribution loss carryforwards for offset only to the extent that it is probable that ITAÚ UNIBANCO HOLDING will generate future taxable profit for its use. The expected realization of deferred tax assets is based on the projection of future taxable profits and technical studies, as disclosed in Note 24. i) Defined benefit pension plan The current amount of pension plans is obtained from actuarial calculations, which use assumptions such as discount rate, which is appropriated at the end of each year and used to determine the present value of estimated future cash outflows. To determine the appropriate discount rate, ITAÚ UNIBANCO HOLDING considers the interest rates of National Treasury Notes that have maturity terms similar to the terms of the respective liabilities.    The main assumptions for Pension plan obligations are partly based on current market conditions. Additional information is disclosed in Note 26. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.12

j) Provisions, contingencies and legal liabilities ITAÚ UNIBANCO HOLDING periodically reviews its contingencies. These contingencies are evaluated based on management´s best estimates, taking into account the opinion of legal counsel when there is a likelihood that financial resources will be required to settle the obligations and the amounts may be reasonably estimated. Contingencies classified as probable losses are recognized in the Balance Sheet under Provisions. Contingent amounts are measured using appropriate models and criteria, despite the uncertainty surrounding the ultimate timing and amounts. Provisions, contingencies and other commitments are detailed in Note 29. k) Technical provisions for insurance and private pension Technical provisions are liabilities arising from obligations of ITAÚ UNIBANCO HOLDING to its policyholders and participants. These obligations may be short term liabilities (property and casualty insurance) or medium and long term liabilities (life insurance and pension plans). The determination of the actuarial liability is subject to several uncertainties inherent in the coverage of insurance and pension contracts, such as assumptions of persistence, mortality, disability, life expectancy, morbidity, expenses, frequency and severity of claims, conversion of benefits into annuities, redemptions and return on assets. The estimates for these assumptions are based on the historical experience of ITAÚ UNIBANCO HOLDING, benchmarks and the experience of the actuary, in order to comply with best market practices and constantly review of the actuarial liability. The adjustments resulting from these continuous improvements, when necessary, are recognized in the statement of income for the corresponding period. Additional information is described in Note 27. 2.4. Summary of main accounting practices a) Consolidation l. Subsidiaries In accordance with IFRS 10 - Consolidated Financial Statements, subsidiaries are all entities in which ITAÚ UNIBANCO HOLDING holds control. The consolidated financial statements are prepared using consistent accounting policies. Intercompany asset and liability account balances, income accounts and transaction values have been eliminated. In the 3rd quarter of 2018, ITAÚ UNIBANCO HOLDING started adjusting the financial statements of its subsidiaries in Argentina to reflect the effects of hyperinflation, pursuant to IAS 29 – Financial Reporting in Hyperinflationary Economies. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.13

The following table shows the main consolidated companies, which together represent over 95% of total consolidated assets, as well as the interests of ITAÚ UNIBANCO HOLDING in their voting capital. Interest in voting Interest in total Functional Incorporation capital % capital % (1) Activity currency country 06/30/2020 12/31/2019 06/30/2020 12/31/2019 In Brazil Banco Itaú BBA S.A. Real Brazil Financial institution 100.00% 100.00% 100.00% 100.00% Banco Itaú Consignado S.A. Real Brazil Financial institution 100.00% 100.00% 100.00% 100.00% Banco Itaucard S.A. Real Brazil Financial institution 100.00% 100.00% 100.00% 100.00% Banco Itauleasing S.A. Real Brazil Financial institution 100.00% 100.00% 100.00% 100.00% Cia. Itaú de Capitalização Real Brazil Premium Bonds 100.00% 100.00% 100.00% 100.00% Dibens Leasing S.A. - Arrendamento Mercantil Real Brazil Leasing 100.00% 100.00% 100.00% 100.00% Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento Real Brazil Consumer finance credit 50.00% 50.00% 50.00% 50.00% Hipercard Banco Múltiplo S.A. Real Brazil Financial institution 100.00% 100.00% 100.00% 100.00% Itauseg Seguradora S.A. Real Brazil Insurance 100.00% 100.00% 100.00% 100.00% Itaú Corretora de Valores S.A. Real Brazil Securities Broker 100.00% 100.00% 100.00% 100.00% Itaú Seguros S.A. Real Brazil Insurance 100.00% 100.00% 100.00% 100.00% Itaú Unibanco S.A. Real Brazil Financial institution 100.00% 100.00% 100.00% 100.00% Itaú Vida e Previdência S.A. Real Brazil Pension plan 100.00% 100.00% 100.00% 100.00% Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento Real Brazil Consumer finance credit 50.00% 50.00% 50.00% 50.00% Redecard S.A. Real Brazil Acquirer 100.00% 100.00% 100.00% 100.00% Foreign Itaú CorpBanca Colombia S.A. Colombian peso Colombia Financial institution 33.22% 33.22% 33.22% 33.22% Banco Itaú (Suisse) SA Swiss franc Switzerland Financial institution 100.00% 100.00% 100.00% 100.00% Banco Itaú Argentina S.A. Argentinian peso Argentina Financial institution 100.00% 100.00% 100.00% 100.00% Banco Itaú Paraguay S.A. Guarani Paraguay Financial institution 100.00% 100.00% 100.00% 100.00% Banco Itaú Uruguay S.A. Uruguayan peso Uruguay Financial institution 100.00% 100.00% 100.00% 100.00% Itau Bank, Ltd. Real Cayman Islands Financial institution 100.00% 100.00% 100.00% 100.00% Itau BBA International plc US Dollar United Kingdom Financial institution 100.00% 100.00% 100.00% 100.00% Itau BBA USA Securities Inc. Real United States Securities Broker 100.00% 100.00% 100.00% 100.00% Itaú CorpBanca (2) Chilean peso Chile Financial institution 38.14% 38.14% 38.14% 38.14% (1) All overseas offices of ITAÚ UNIBANCO HOLDING have the same functional currency as the parent company, except for CorpBanca New York Branch, which uses the US dollar. (2) ITAÚ UNIBANCO HOLDING controls ITAÚ CORPBANCA due to the shareholders’ agreement. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.14

II. Business combinations In general, a business consists of an integrated set of activities and assets that may be conducted and managed so as to provide a return, in the form of dividends, lower costs or other economic benefits, to investors or other stockholders, members or participants. If there is goodwill in a set of activities and assets transferred, it is presumed to be a business. The acquisition method is used to account for business combinations, except for those classified as under common control. Acquisition cost is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the acquisition date. Acquired assets and assumed liabilities and contingent liabilities identifiable in a business combination are initially measured at fair value at the date of acquisition, regardless of the existence of non-controlling interests. When the amount paid, plus non-controlling interests, is higher than the fair value of identifiable net assets acquired, the difference will be accounted for as goodwill. On the other hand, if the difference is negative, it will be treated as bargain purchase gain and the amount will be recognized directly in income. III. Goodwill Goodwill is not amortized, but its recoverable value is assessed semi-annually or when there is an indication of impairment loss using an approach that involves the identification of Cash Generating Units (CGUs) and the estimate of its fair value less the cost to sell and/or its value in use. To determine this estimate, ITAÚ UNIBANCO HOLDING adopts the discounted cash flow methodology for a period of 5 years, macroeconomic assumptions, growth rate and discount rate. The units or Cash Flow Generating Units are identified at the lowest level in which goodwill is monitored for internal Management purposes. Goodwill is allocated to cash flow generating units for purposes of testing for impairment. The breakdown of intangible assets is described in Note 14. IV. Capital Transactions with non-controlling stockholders IFRS 10 – Consolidated Financial Statements establishes that, changes in an ownership interest in a subsidiary, which do not result in a loss of control, are accounted for as capital transactions and any difference between the amount paid and the carrying amount of non-controlling stockholders is recognized directly in consolidated stockholders’ equity. b) Foreign currency translation I. Functional and presentation currency The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING are presented in Brazilian Reais, its functional and presentation currency. For each subsidiary, joint venture or investment in associates, ITAÚ UNIBANCO HOLDING defines the functional currency as the currency of the primary economic environment in which the entity operates. II. Foreign currency operations Foreign currency operations are translated into the functional currency using the exchange rates prevailing on the dates of the transactions. Foreign exchange gains and losses are recognized in the consolidated statement of income, unless they are related to cash flow hedges and hedge of net investment in foreign operations, which are recognized in stockholders’ equity. c) Cash and cash equivalents Defined as cash and current accounts with banks, shown in the Consolidated Balance Sheet under the heading Cash, Interbank Deposits and Securities purchased under agreements to resell (Collateral Held) with original maturities not exceeding 90 days. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.15

d) Financial Assets and Liabilities Financial assets and liabilities are initially recognized at fair value and subsequently measured at amortized cost or fair value. I - Classification and Measurement of Financial Assets Financial assets are classified in the following categories: • Amortized Cost: used when financial assets are managed to obtain contractual cash flows, consisting solely of payments of principal and interest; • Fair Value Through Other Comprehensive Income: used when financial assets are held both for obtaining contractual cash flows, consisting solely by payments of principal and interest, and for sale; • Fair Value Through Profit or Loss: used for financial assets that do not meet the aforementioned criteria. The classification and subsequent measurement of financial assets depend on: • The business model under which they are managed; • The characteristics of their cash flows (Solely Payment of Principal and Interest Test – SPPI Test). Business model: represents how financial assets are managed to generate cash flows and does not depend on the Management’s intention regarding an individual instrument. Financial assets may be managed with the purpose of: i) obtaining contractual cash flows; ii) obtaining contractual cash flows and sale; or iii) others. To assess business models, ITAÚ UNIBANCO HOLDING considers risks that affect the performance of the business model; how the managers of the business are compensated; and how the performance of the business model is assessed and reported to Management. When a financial asset is subject to business models i) or ii) the application of the SPPI Test is required. SPPI Test: assessment of cash flows generated by a financial instrument for the purpose of checking whether they represent solely payments of principal and interest. To fit into this concept, cash flows should include only consideration for the time value of money and credit risk. If contractual terms introduce risk exposure or cash flow volatilities, such as exposure to changes in prices of equity instruments or prices of commodities, the financial asset is classified at fair value through profit or loss. Hybrid contracts must be assessed as a whole, including all embedded characteristics. The accounting of a hybrid contract that contains an embedded derivative is performed on a joint basis, i.e. the whole instrument is measured at fair value through profit or loss. Amortized Cost Amortized cost is the amount for which a financial asset or liability is measured at its initial recognition, plus adjustments made under the effective interest method, less amortization of principal and interest, and any provision for expected credit loss. Fair Value Fair value is the price that would be received for the sale of an asset or that would be paid for the transfer of a liability in an orderly transaction between market players on the measurement date. ITAÚ UNIBANCO HOLDING classifies the fair value hierarchy according to the relevance of data observed in the measurement process. Details of the fair value of financial instruments, including Derivatives, and of the hierarchy of fair value are given in Note 28. Average cost is used to determine the gains and losses realized on disposal of financial assets at fair value, which are recorded in the Consolidated Statement of Income as Adjustments to Fair Value of Financial Assets and Liabilities. Dividends on assets at fair value through other comprehensive Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.16

income are recognized in the Consolidated Statement of Income as Dividend income when it is probable that ITAÚ UNIBANCO HOLDING’s right to receive such dividends is assured. Regular purchases and sales of financial assets are recognized and derecognized, respectively, on the trading date. Financial assets and liabilities are offset against each other and the net amount is reported in the Balance Sheet only solely when there is a legally enforceable right to offset them and the intention to settle them on a net basis, or to simultaneously realize the asset and settle the liability. Equity Instruments An equity instrument is any contract that evidences a residual interest in an entity’s assets, after the deduction of all its liabilities, such as Shares and Units. ITAÚ UNIBANCO HOLDING subsequently measures all its equity instruments at fair value through profit or loss, except when Management opts, on initial recognition, to irrevocably designate an equity instrument at fair value through other comprehensive income when it is held for a purpose other than only generating returns. When this option is selected, gains and losses on the fair value of the instrument are recognized in the Consolidated Statement of Comprehensive Income and are not subsequently reclassified to the Consolidated Statement of Income, even on sale. Dividends continue to be recognized in the Consolidated Statement of Income when ITAÚ UNIBANCO HOLDING’s right to receive them is assured. Gains and losses on equity instruments measured at fair value through profit or loss are accounted in the Consolidated Statement of Income. Expected Credit Loss ITAÚ UNIBANCO HOLDING makes a forward-looking assessment of the expected credit loss on financial assets measured at amortized cost or through other comprehensive income, loan commitments and financial guarantee contracts: • Financial assets: loss is measured at present value of the difference between contractual cash flows and the cash flows that ITAÚ UNIBANCO HOLDING expects to receive; • Loan commitments: expected loss is measured at present value of the difference between contractual cash flows that would be due if the commitment was drawn down and the cash flows that ITAÚ UNIBANCO HOLDING expects to receive; • Financial guarantees: the loss is measured at the difference between the payments expected for refunding the counterparty and the amounts that ITAÚ UNIBANCO HOLDING expects to recover. ITAÚ UNIBANCO HOLDING applies a three-stage approach to measuring the expected credit loss, in which financial assets migrate from one stage to the other in accordance with changes in credit risk. • Stage 1 – 12-month expected credit loss: represents default events possible within 12 months. Applicable to financial assets which are not credit impaired when purchased or originated; • Stage 2 – Lifetime expected credit loss of financial instrument: considers all possible default events. Applicable to financial assets originated which are not credit impaired when originated or purchased but for which credit risk has increased significantly; and • Stage 3 – Credit loss expected for credit-impaired assets: considers all possible default events. Applicable to financial assets which are credit impaired when purchased or originated. The measurement of assets classified in this stage is different from Stage 2 due to the recognition of interest income by applying the effective interest rate to amortized cost (net of provision) rather than to the gross carrying amount. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.17

An asset will migrate between stages as its credit risk increases or decreases. Therefore, a financial asset that migrated to stages 2 and 3 may return to stage 1, unless it was purchased or originated credit impaired financial asset. Macroeconomic Scenarios Forward-looking information is based on macroeconomic scenarios that are reassessed annually or when market conditions so require. Additional information is described in Note 32. Modification of Contractual Cash Flows When contractual cash flows of a financial asset are renegotiated or otherwise modified and this does not substantially change its terms and conditions, ITAÚ UNIBANCO HOLDING does not derecognize it. However, the gross carrying amount of this financial asset is recalculated as the present value of the renegotiated or changed contractual cash flows, discounted at the original effective interest rate and a modification gain or loss is recognized in profit or loss. Any costs or fees incurred adjust the modified carrying amount and are amortized over the remaining term of the financial asset. If, on the other hand, the renegotiation or change substantially modifies the terms and conditions of the financial asset, ITAÚ UNIBANCO HOLDING derecognises the original asset and recognizes a new one. Accordingly, the renegotiation date is taken as the initial recognition date of the new asset for expected credit loss calculation purposes, and to determine significant increases in credit risk. ITAÚ UNIBANCO HOLDING also assesses if the new financial asset may be considered as purchased or originated credit impaired financial asset, particularly when the renegotiation was motivated by the debtor’s financial constraints. Differences between the carrying amount of the original asset and fair value of the new asset are immediately recognized in the Consolidated Statement of Income. The effects of changes in cash flows of financial assets and other details about methodologies and assumptions adopted by Management to measure the allowance for expected credit loss, including the use of prospective information, are detailed in Note 32. Derecognition of Financial Assets Financial assets are derecognized when ITAÚ UNIBANCO HOLDING substantially transfers all risks and benefits of its property. In the event it is not possible to identify the transfer of all risks and benefits, the control should be assessed to determine the continuous involvement related to the transaction. If there is a retention of risks and benefits, the financial asset continues to be recorded and a liability is recognized for the consideration received. II – Classification and Measurement of Financial Liabilities Financial liabilities are initially recognized at fair value and subsequently measured at amortized cost, except for: • Financial Liabilities at Fair Value Through Profit or Loss: this classification applied to derivatives and other financial liabilities designated at fair value through profit or loss to reduce “accounting mismatches”. ITAÚ UNIBANCO HOLDING irrevocably designates financial liabilities at fair value through profit or loss in the initial recognition (fair value option), when the option eliminates or significantly reduces measurement or recognition inconsistencies. • Loan Commitments and Financial Guarantees: see details in Note 2.4d Vll. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.18

Derecognition and Modification of Financial Liabilities ITAÚ UNIBANCO HOLDING derecognises a financial liability from the Consolidated Balance Sheet when it is extinguished, i.e., when the obligation specified in the contract is discharged, cancelled or expires. A debt instrument change or substantial terms modification of a financial liability is accounted as a derecognition of the original financial liability and a new one is recognized. A substantial change to contractual terms occurs when the discounted present value of cash flows under the new terms, including any fees paid/received and discounted using the original effective interest rate, is at least 10% different from discounted present value of the remaining cash flow of the original financial liabilities. III – Securities purchased under agreements to resell ITAÚ UNIBANCO HOLDING purchases financial assets with a resale commitment (resale agreements) and sells securities with a repurchase commitment (repurchase agreement) of financial assets. Resale and repurchase agreements are accounted for under Securities purchased under agreements to resell and Securities sold under repurchase agreements, respectively. The difference between the sale and repurchase prices is treated as interest and recognized over the life of the agreements using the effective interest rate method. The financial assets taken as collateral in resale agreements can be used as collateral for repurchase agreements it provided for in the agreements or can be sold. IV - Derivatives All derivatives are accounted for as financial assets when the fair value is positive and as financial liabilities when the fair value is negative. The valuation of active hybrid contracts that are subject to IFRS 9 is carried out as a whole, including all embedded characteristics, whereas the accounting is carried out on a joint basis, i.e. each instrument is measured at fair value through profit or loss. When a contract has a main component outside the scope of IFRS 9, such as a lease agreement receivable or an insurance contract, or even a financial liability, embedded derivatives are treated as separate financial instruments if: (i) their characteristics and economic risks are not closely related to those of the main component; (ii) the separate instrument meets the definition of a derivative; and (iii) the underlying instrument is not booked at fair value through profit or loss. These embedded derivatives are accounted for separately at fair value, with variations recognized in the Consolidated Statement of Income as Adjustments to Fair Value of Financial Assets and Liabilities. ITAÚ UNIBANCO HOLDING will continue applying all the hedge accounting requirements of IAS 39; however, it may adopt the provisions of IFRS 9, if Management so decides. According to this standard, derivatives may be designated and qualified as hedging instruments for accounting purposes and, the method for recognizing gains or losses of fair value will depending on the nature of the hedged item. At the beginning of a hedging transaction, ITAÚ UNIBANCO HOLDING documents the relationship between the hedging instrument and the hedged items, as well as its risk management objective and strategy. The hedge is assessed on an ongoing basis to determine if it has been highly effective throughout all periods of the Financial Statements for which it was designated. IAS 39 describes three hedging strategies: fair value hedge, cash flow hedge, and hedge of net investments in a foreign operation. ITAÚ UNIBANCO HOLDING uses derivatives as hedging instruments under all three hedge strategies, as detailed in Note 7. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.19

Fair value hedge The following practices are adopted for these operations: a) The gain or loss arising from the remeasurement of the hedging instrument at fair value is recognized in income; and b) The gain or loss arising from the hedged item, attributable to the effective portion of the hedged risk, is applied to the book value of the hedged item and is also recognized in income. When a derivative expires or is sold or a hedge no longer meets the hedge accounting criteria or in the event the designation is revoked, the hedge accounting must be prospectively discontinued. In addition, any adjustment to the book value of the hedged item must be amortized in income. Cash flow hedge For derivatives that are designated and qualify as hedging instruments in a cash flow hedge, the practices are: a) The effective portion of gains or losses on derivatives is recognized directly in Other comprehensive income – Cash flow hedge; b) The portion of gain or loss on derivatives that represents the ineffective portion or on hedge components excluded from the assessment of effectiveness is recognized in income. Amounts originally recorded in Other comprehensive income and subsequently reclassified to Income are recognized in the caption Interest, similar income and dividend of financial assets at fair value through profit or loss at the same time that the corresponding income or expense item of the financial hedge item affects income. For non-financial hedge items, the amounts originally recognized in Other Comprehensive Income are included in the initial cost of the corresponding asset or liability. When a derivative expires or is sold, when hedge accounting criteria are no longer met or when the entity revokes the hedge accounting designation, any cumulative gain or loss existing in Other comprehensive income will be reclassified to income at the time the expected transaction occurs or is no longer expected to occur. Hedge of net investments in foreign operations The hedge of a net investment in a foreign operation, including the hedge of a monetary item that is booked as part of the net investment, is accounted for in a manner similar to a cash flow hedge: a) The portion of gain or loss on the hedging instrument determined as effective is recognized in other comprehensive income; b) The ineffective portion is recognized in income. Gains or losses on the hedging instrument related to the effective portion of the hedge which are recognized in Other comprehensive income are reclassified to income for the period when the foreign operation is partially or totally sold. V - Loan operations ITAÚ UNIBANCO HOLDING classifies a loan as non-performing if the payment of the principal or interest has been overdue for 60 days or more. In this case, accrual of interest is no longer recognized.    VI – Premium Bonds plans In Brazil they are regulated by the insurance regulator. These plans do not meet the definition of an insurance contract under IFRS 4, and therefore they are classified as a financial liability at amortized cost under IFRS 9. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.20

Revenue from premium bonds plans is recognized during the period of the contract and measured as the difference between the amount deposited by the customer and the amount that ITAÚ UNIBANCO HOLDING has to reimburse. VII – Loan Commitments and Financial Guarantees ITAÚ UNIBANCO HOLDING recognizes as an obligation in the Consolidated Balance Sheet, on the issue date, the fair value of commitments for loans and financial guarantees. The fair value is generally represented by the fee charged to the customer. This amount is amortized over the term of the instrument and is recognized in the Consolidated Statement of Income under the heading Commissions and Banking Fees. After issue, if ITAÚ UNIBANCO HOLDING concludes based on the best estimate, that the expected credit loss in relation to the guarantee issued is higher that the fair value less accumulated amortization, this amount is replaced by a provision for loss. e) Investments in associates and joint ventures I – Associates Associates are companies in which the investor has a significant influence but does not hold control. Investments in these companies are initially recognized at cost of acquisition and subsequently accounted for using the equity method. Investments in associates and joint ventures include the goodwill identified upon acquisition, net of any cumulative impairment loss. II – Joint ventures ITAÚ UNIBANCO HOLDING has joint venture whereby the parties that have joint control of the arrangement have rights to the net assets. ITAÚ UNIBANCO HOLDING’s share in profits or losses of its associates and joint ventures after acquisition is recognized in the Consolidated statement of income. Its share of the changes in the share in other comprehensive income of corresponding stockholders’ equity of its associates and joint ventures is recognized in its own capital reserves. The cumulative changes after acquisition are adjusted against the carrying amount of the investment. When the ITAÚ UNIBANCO HOLDING’s share of losses in an associates and joint ventures is equal to or more than the value of its interest, including any other receivables, ITAÚ UNIBANCO HOLDING does not recognize additional losses, unless it has incurred any obligations or made payments on behalf of the associates and joint ventures. Unrealized profits on transactions between ITAÚ UNIBANCO HOLDING and its associates and joint ventures are eliminated to the extent of the interest of ITAÚ UNIBANCO HOLDING. Unrealized losses are also eliminated, unless the transaction provides evidence of impairment of the transferred asset. The accounting policies on associates and joint ventures entities are changed, as necessary, to ensure consistency with the policies adopted by ITAÚ UNIBANCO HOLDING. If its interest in the associates and joint ventures decreases, but ITAÚ UNIBANCO HOLDING retains significant influence or joint control, only the proportional amount of the previously recognized amounts in Other comprehensive income is reclassified in Income, when appropriate. f) Lessee operations ITAÚ UNIBANCO HOLDING leases mainly real estate properties (underlying assets) to carry out its business activities. The initial recognition occurs when the agreement is signed, in the heading Other Liabilities, which corresponds to the total future payments at present value as a contra entry to the Right-of-Use Assets, depreciated under the straight-line method for the lease term and tested semiannually to identify possible impairment losses. The financial expense corresponding to interest on lease liabilities is recognized in the heading Interest and Similar Expense in the Consolidated Statement of Income. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.21

g) Fixed assets Fixed assets are booked at their acquisition cost less accumulated depreciation, and adjusted for impairment, if applicable. Depreciation is calculated on the straight-line method using rates based on the estimated useful lives of these assets. Such rates and other details are presented in Note 13. The residual values and useful lives of assets are reviewed and adjusted, if appropriate, at the end of each period. ITAÚ UNIBANCO HOLDING reviews its assets in order to identify indications of impairment in their recoverable amounts. The recoverable amount of an asset is defined as the higher of its fair value less the cost to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell can be reliably determined. Gains and losses on disposals of fixed assets are recognized in the Consolidated statement of income under Other income or General and administrative expenses. h) Intangible assets Intangible assets are non-physical assets, including software and other assets, and are initially recognized at cost. Intangible assets are recognized when they arise from legal or contractual rights, their costs can be reliably measured, and in the case of intangible assets not arising from separate acquisitions or business combinations, it is probable that future economic benefits may arise from their use. The balance of intangible assets refers to acquired assets or those internally generated. Intangible assets may have definite or indefinite useful lives. Intangible assets with definite useful lives are amortized using the straight-line method over their estimated useful lives. Intangible assets with indefinite useful lives are not amortized, but periodically tested in order to identify any impairment. ITAÚ UNIBANCO HOLDING semi-annually assesses its intangible assets in order to identify whether any indications of impairment exist, as well as possible reversal of previous impairment losses. If such indications are found, intangible assets are tested for impairment. The recoverable amount of an asset is defined as the higher of its fair value less the cost to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell can be reliably determined. ITAÚ UNIBANCO HOLDING uses the cost model to measure its intangible assets after its initial recognition. A breakdown of intangible assets is given in Note 14. i) Assets held for sale Assets held for sale are recognized in the consolidated balance sheet under the line Other assets when they are actually repossessed or there is intention to sell. These assets are initially recorded at the lower of: (i) the fair value of the asset less the estimated selling expenses, or (ii) the carrying amount of the related asset held for sale. j) Income tax and social contribution There are two components of the provision for income tax and social contribution: current and deferred. The current component is approximately the total of taxes to be paid or recovered during the reporting period. Deferred income tax and social contribution, represented by deferred tax assets and liabilities, is obtained based on the differences between the tax bases of assets and liabilities and the amounts reported in the financial statements at each year end. The income tax and social contribution expense is recognized in the Consolidated statement of income under Income tax and social contribution, except when it refers to items directly recognized in Other Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.22

comprehensive income, such as: tax on fair value of financial assets measured at fair value through Other comprehensive income, post-employment benefits and tax on cash flow hedges and hedge of net investment in foreign operations. Subsequently, these items are recognized in income upon realization of the gain/loss on the instruments. Changes in tax legislation and rates are recognized in the Consolidated statement of income in the period in which they are enacted. Interest and fines are recognized in the Consolidated statement of income under General and administrative expenses. To determine the proper level of provisions for taxes to be maintained for uncertain tax positions, the approach applied, is that a tax benefit is recognized if it is more likely than not that a position can be sustained, under the assumptions for recognition, detailed in item 2.4 n. k) Insurance contracts and private pensions Insurance contracts are contracts under which ITAÚ UNIBANCO HOLDING accepts a significant insurance risk of the counterparty, by agreeing to compensate it if a specified uncertain future event adversely affects it. An insurance risk is significant only if the insurance event could cause ITAÚ UNIBANCO HOLDING to pay significant additional benefits in any scenario, other than those that do not have commercial substance. Additional benefits refer to amounts that exceed those that would be payable if no insured event occurred. Upon its first-time adoption of the IFRS, ITAÚ UNIBANCO HOLDING decided not to change its accounting policies for insurance contracts, which follow the accounting practices generally accepted in Brazil (“BRGAAP”). Although investment agreements with discretionary participation characteristics are financial instruments, they are treated as insurance contracts, as established by IFRS 4, as well as those transferring a significant financial risk. Once a contract is classified as an insurance contract, it remains as such until the end of its life, even if the insurance risk is significantly reduced during the period, unless all rights and obligations are extinguished or expire. Note 27 provides a detailed description of all products classified as insurance contracts. Private pension plans Contracts that provide for retirement benefits after an accumulation period (known as PGBL, VGBL and FGB) provide a guarantee, at the commencement date of the contract, of the basis for calculating the retirement benefit (mortality table and minimum interest rates). The contracts specify the annuity rates and, therefore, the insurance risk is transferred to the issuer from the start. These contracts are classified as insurance contracts. Insurance premiums Insurance premiums are recognized upon issue of an insurance policy or over the period of the contracts in proportion to the amount of the insurance coverage. If there is evidence of impairment losses with respect to receivables for insurance premiums, ITAÚ UNIBANCO HOLDING recognizes a provision, sufficient to cover this loss, based on a risk analysis of realization of insurance premiums receivable with installments overdue for over 60 days. Reinsurance In the ordinary course of business, ITAÚ UNIBANCO HOLDING reinsures a portion of the risks underwritten, particularly property and casualty risks that exceed the maximum limits of responsibility that determine to be appropriate for each segment and product (after a study which considers size, experience, special features, and the capital necessary to support these limits). These reinsurance agreements allow the recovery of a portion of the losses from the reinsurer, although they do not release the insurer from the main obligation as direct insurer of the risks covered by the reinsurance. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.23

ITAÚ UNIBANCO HOLDING mainly holds non-proportional contracts, which transfer part of responsibility to the reinsurance company for losses that will materialize after a certain level of claims in the portfolio. Reinsurance premiums of these contracts are accounted for under Other Assets, over the life of each contract. If there is any evidence of impairment loss, ITAÚ UNIBANCO HOLDING recognizes a provision when the default period exceeds 180 days from the registration of the request for fund of claims paid. Acquisition costs Acquisition costs include direct and indirect costs related to the origination of insurance. These costs are recorded directly in result as incurred, except for deferred acquisition costs (commissions paid for brokerage services, agency and prospecting efforts), which are recorded proportionally to the recognition of premium revenues, i.e. over the term corresponding to the insurance contract. Insurance Contract Liabilities Reserves for claims are established based on past experience, claims in process of payment, estimated amounts of claims incurred but not yet reported, and other factors relevant to the required reserve levels. Liability Adequacy Test ITAÚ UNIBANCO HOLDING tests liability adequacy by adopting current actuarial assumptions for future cash flows of all insurance contracts in force at the balance sheet date. Should the analysis show insufficiency, any shortfall identified will immediately be accounted for in income for the period. The assumptions used to conduct the liability adequacy test are detailed in Note 27. l) Post-employments benefits ITAÚ UNIBANCO HOLDING sponsors Defined Benefit Plans and Defined Contribution Plans, which are accounted for in accordance with IAS 19 – Benefits to Employees. ITAÚ UNIBANCO HOLDING is required to make contributions to government social security and labor indemnity plans, in Brazil and in other countries where it operates. Pension plans - Defined benefit plans The liability or asset, as the case may be, is recognized in the Consolidated Balance Sheet with respect to a defined benefit plan corresponds to the present value of defined benefit obligations at the balance sheet date less the fair value of plan assets. The defined benefit obligations are calculated annually by an independent actuarial consulting company using the projected unit credit method. Pension plans - Defined contribution For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING, through pension plan funds, are recognized as liabilities, with a counter-entry to expenses, when due. If contributions made exceed the liability for a service provided, it will be accounted for as an asset recognized at fair value, and any adjustments are recognized in Stockholders’ equity, under Other comprehensive income, in the period when they occur. Other post-employment benefit obligations Like defined benefit pension plans, these obligations are assessed annually by independent, qualified actuaries, and costs expected from these benefits are accrued over the period of employment. Gains and losses arising from changes in practices and variations in actuarial assumptions are recognized in Stockholders’ equity, under Other comprehensive income, in the period in which they occur. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.24

ITAÚ UNIBANCO HOLDING mainly holds non-proportional contracts, which transfer part of responsibility to the reinsurance company for losses that will materialize after a certain level of claims in the portfolio. Reinsurance premiums of these contracts are accounted for under Other Assets, over the life of each contract. If there is any evidence of impairment loss, ITAÚ UNIBANCO HOLDING recognizes a provision when the default period exceeds 180 days from the registration of the request for fund of claims paid. Acquisition costs Acquisition costs include direct and indirect costs related to the origination of insurance. These costs are recorded directly in result as incurred, except for deferred acquisition costs (commissions paid for brokerage services, agency and prospecting efforts), which are recorded proportionally to the recognition of premium revenues, i.e. over the term corresponding to the insurance contract. Insurance Contract Liabilities Reserves for claims are established based on past experience, claims in process of payment, estimated amounts of claims incurred but not yet reported, and other factors relevant to the required reserve levels. Liability Adequacy Test ITAÚ UNIBANCO HOLDING tests liability adequacy by adopting current actuarial assumptions for future cash flows of all insurance contracts in force at the balance sheet date. Should the analysis show insufficiency, any shortfall identified will immediately be accounted for in income for the period. The assumptions used to conduct the liability adequacy test are detailed in Note 27. l) Post-employments benefits ITAÚ UNIBANCO HOLDING sponsors Defined Benefit Plans and Defined Contribution Plans, which are accounted for in accordance with IAS 19 – Benefits to Employees. ITAÚ UNIBANCO HOLDING is required to make contributions to government social security and labor indemnity plans, in Brazil and in other countries where it operates. Pension plans - Defined benefit plans The liability or asset, as the case may be, is recognized in the Consolidated Balance Sheet with respect to a defined benefit plan corresponds to the present value of defined benefit obligations at the balance sheet date less the fair value of plan assets. The defined benefit obligations are calculated annually by an independent actuarial consulting company using the projected unit credit method. Pension plans - Defined contribution For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING, through pension plan funds, are recognized as liabilities, with a counter-entry to expenses, when due. If contributions made exceed the liability for a service provided, it will be accounted for as an asset recognized at fair value, and any adjustments are recognized in Stockholders’ equity, under Other comprehensive income, in the period when they occur. Other post-employment benefit obligations Like defined benefit pension plans, these obligations are assessed annually by independent, qualified actuaries, and costs expected from these benefits are accrued over the period of employment. Gains and losses arising from changes in practices and variations in actuarial assumptions are recognized in Stockholders’ equity, under Other comprehensive income, in the period in which they occur. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.24

Interest on capital is treated for accounting purposes as a dividend, and it is presented as a reduction of stockholders’ equity in the consolidated financial statements. Dividends have been and continue to be calculated and paid on the basis of the financial statements prepared under Brazilian accounting standards and regulations for financial institutions, not these Consolidated financial statements prepared according to the IFRS. Dividends and interest on capital are presented in Note 19. r) Earnings per share ITAÚ UNIBANCO HOLDING grants stock options whose dilutive effect is reflected in diluted earnings per share, with the application of the “treasury stock method“. Whereby earnings per share are calculated as if all the stock options had been exercised and the proceeds used to purchase shares of ITAÚ UNIBANCO HOLDING. Earnings per share are presented in Note 25. s) Segment information Segment information disclosed is consistent with the internal reports prepared for the Executive Committee which makes the operational decisions ITAÚ UNIBANCO HOLDING. ITAÚ UNIBANCO HOLDING has three reportable segments: (i) Retail Banking (ii) Wholesale Banking and (iii) Market + Corporation. Segment information is presented in Note 30. t) Commissions and Banking Fees Commissions and Banking Fees is recognized when ITAÚ UNIBANCO HOLDING provides or offers services to customers, in an amount that reflects the consideration ITAÚ UNIBANCO HOLDING expects to collect in exchange for those services. A five-step model is applied to account for revenues: i) identification of the contract with a customer; ii) identification of the performance obligations in the contract; iii) determination of the transaction price; iv) allocation of the transaction price to the performance obligations in the contract; and v) recognition of revenue when a performance obligation has been satisfied. Services related to credit, debit and current account cards are offered to clients individually or in packages and their revenues are recognized when said services are provided. Revenue from certain services such as fees from funds management, performance, collection and custody are recognized when services are provided over the life of the respective agreements. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.26

Note 3 – Business development Recovery do Brasil Consultoria S.A. On December 31, 2015, ITAÚ UNIBANCO HOLDING, through its subsidiary Itaú Unibanco S.A., (ITAÚ UNIBANCO), entered into an agreement for purchase and sale and other covenants with Banco BTG Pactual S.A. (BTG) and with Misben S.A. for acquisition of 89.08% of interest in capital of Recovery do Brasil Consultoria S.A. (RECOVERY), corresponding to total interest of RECOVERY’s parties, for the amount of R$ 735. On July 7, 2016 an additional interest of 6.92% was acquired from International Finance Corporation, for the amount of R$ 59, then holding 96% of its capital. On May 26, 2020, ITAÚ UNIBANCO HOLDING, through its subsidiary ITAÚ UNIBANCO, acquired from International Finance Corporation an additional interest of 4% for the amount of R$ 20.7, then holding 100% of capital of Recovery do Brasil Consultoria S.A. The effective acquisition and financial settlement occurred on May 28, 2020. Acquisition of Zup I.T. Serviços em Tecnologia e Inovação Ltda. On October 31, 2019, ITAÚ UNIBANCO HOLDING entered into a purchase and sale agreement of 100% of the capital of Zup I.T. Serviços em Tecnologia e Inovação Ltda. (ZUP). The purchase will be carried out in three phases over four years. In the first phase, ITAÚ UNIBANCO HOLDING acquired 52.96% of ZUP’s total voting capital for approximately R$ 293, then holding the company’s control. In the third year, after the operation is closed, ITAÚ UNIBANCO HOLDING will acquire an additional 19.6% interest; in the fourth year, the remaining interest, so as to achieve 100% of ZUP’s capital. Effective acquisitions and financial settlements occurred on March 31, 2020, after obtaining the regulatory authorizations required. Acquisition of non-controlling interest in Pravaler S.A. On December 27, 2019, ITAÚ UNIBANCO HOLDING, through its subsidiary ITAÚ UNIBANCO, increased its ownership interest in Pravaler S.A. (PRAVALER), acquiring 43.07% of total capital social (corresponding to 75.71% of preferred shares and 28.65% of common shares) for the amount of R$ 330.9. PRAVALER, with head office in São Paulo, is the manager of the largest private college loan program in Brazil, and it will continue operating independently from ITAÚ UNIBANCO HOLDING. PRAVALER is classified as an associate measured under the equity method. Effective acquisitions and financial settlements occurred on the same date, after obtaining the regulatory authorizations required. Acquisition of non-controlling interest in XP Inc. On May 11, 2017, ITAÚ UNIBANCO HOLDING, through its subsidiary ITAÚ UNIBANCO, entered into an agreement for purchase and sale of shares with XP Controle Participações S.A. (XP CONTROLE), G.A. Brasil IV Fundo de Investimento em Participações, Dyna III Fundo de Investimento em Participações, among other parties (SELLERS), for acquisition of 49.9% of total capital (of which 30.1% of common shares) of XP Investimentos S.A. (XP HOLDING), through capital contribution in the amount of R$ 600 and acquisition of shares issued by XP HOLDING held by the SELLERS in the amount of R$ 5,700, and such amounts were restated pursuant to contractual provision, totaling R$ 6,650 (FIRST ACQUISITION). A portion of this amount was withheld as a guarantee for possible future obligations of XP CONTROLE, for a 10-year period, and possible remaining balance will be paid to XP CONTROLE at the end of this term. In addition to the FIRST ACQUISITION, the agreement sets forth only one additional acquisition in 2022, subject to future BACEN’s approval. Should it be approved, it will enable ITAÚ UNIBANCO to hold up to 62.4% of XP HOLDING’s total capital (equivalent to 40.0% of common shares) based on a multiple of income (19 times) of XP HOLDING, therefore being clear that the control over XP Group will remain unchanged, with XP CONTROLE’s shareholders. ITAÚ UNIBANCO will act as minority partner. Effective acquisitions and financial settlements occurred on August 31, 2018, after the satisfaction of certain contractual conditions and obtainment of regulatory and government authorizations required. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.27

On November 29, 2019, there was a corporate reorganization of XP HOLDING, in which its shareholders subscribed their respective shares of XP Inc. (“XP INC”), keeping the same percentages in total capital. After the initial public offering, held on December 11, 2019 at Nasdaq in New York, the ownership interest of ITAÚ UNIBANCO HOLDING changed from 49.9% to 46.05%, giving rise to a R$ 1,991 result in the primary subscription of XP Inc. Acquisition of non-controlling interest in Ticket Serviços S.A. On September 4, 2018, ITAÚ UNIBANCO HOLDING, through its subsidiary ITAÚ UNIBANCO, entered into a strategic partnership with Edenred Participações S.A. (EDENRED) in the benefits market for workers covered mainly by PAT, the Workers’ Meals Program. EDENRED is the parent company of Ticket Serviços S.A. (TICKET) in Brazil. The strategic partnership enables ITAÚ UNIBANCO to add the benefits issued by TICKET to its current range of products and services for customers in the wholesale, medium, micro and small company segments. In addition, ITAÚ UNIBANCO made a minority investment of 11% in TICKET, through a capital increase with contribution of (i) cash, equivalent to said interest in the company’s equity value, and (ii) right to exclusive distribution of Ticket Restaurante, Ticket Alimentação, Ticket Cultura and Ticket Transporte products to the ITAÚ UNIBANCO legal entities base during the partnership term. TICKET will continue distributing its products through other commercial agreements and will continue under EDENRED’s control and management. Effective acquisitions and financial settlements occurred on August 30, 2019, after obtaining the regulatory authorizations required. Note 4 - Interbank deposits and securities purchased under agreements to resell 06/30/2020 12/31/2019 Non- Non- Current Total Current Total current current Securities purchased under agreements to (1) 302,767 85 302,852 198,260 162 198,422 resell Collateral held 64,968 56 65,024 44,901 162 45,063 Collateral repledge 210,094 29 210,123 134,116 - 134,116 Assets received as collateral with right to sell or    1,410 - 1,410 6,644 - 6,644 repledge Assets received as collateral without right to sell 208,684 29 208,713 127,472 - 127,472 or repledge Collateral sold 27,705 - 27,705 19,243 - 19,243 Interbank deposits 47,714 8,079 55,793 31,075 3,506 34,581 Total (2) 350,481 8,164 358,645 229,335 3,668 233,003 (1) The amounts of R$ 14,336 (R$ 8,544 at 12/31/2019) are pledged in guarantee of operations on B3 S.A. - Brasil, Bolsa, Balcão (B3) and Central Bank of Brazil and the amounts of R$ 237,828 (R$ 153,359 at 12/31/2019) are pledged in guarantee of repurchase commitment transactions. (2) Includes losses in the amounts of R$ (103) (R$ (8) at 12/31/2019). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.28

Note 5 – Financial assets at fair value through profit or loss and designated at fair value through profit or loss - Securities a) Financial assets at fair value through profit or loss - Securities are presented in the following table: 06/30/2020 12/31/2019 Adjustments to Fair Adjustments to Fair Cost (2) Fair value Cost Fair value Value (in Income) Value (in Income) Investment funds 12,038 (1,203) 10,835 9,277 (1,010) 8,267 Brazilian government securities (1a) 222,727 1,501 224,228 218,548 1,063 219,611 Government securities – abroad (1b) 5,662 43 5,705 1,541 (21) 1,520 Argentina 1,731 23 1,754 349 (31) 318 Chile 634 2 636 487 1 488 Colombia 1,423 18 1,441 399 10 409 United States 1,304 (2) 1,302 141 - 141 Mexico 15 - 15 57 - 57 Paraguay 3 - 3 2 - 2 Peru 14 1 15 8 - 8 Uruguay 287 1 288 98 (1) 97 Italy 251 - 251 - - - Corporate debt securities (1c) 64,632 (1,685) 62,947 51,744 (1,102) 50,642 Negotiable shares 13,782 (1,128) 12,654 15,459 (822) 14,637 Rural product note 1,237 (59) 1,178 - - -Bank deposit certificates 1,277 - 1,277 792 - 792 Real estate receivables certificates 664 (52) 612 1,414 30 1,444 Debentures 20,107 (390) 19,717 12,958 (303) 12,655 Eurobonds and other 3,324 (26) 3,298 2,178 (5) 2,173 Financial bills 17,147 (7) 17,140 18,517 (3) 18,514 Promissory notes 6,786 8 6,794 313 - 313 Other 308 (31) 277 113 1 114 Total 305,059 (1,344) 303,715 281,110 (1,070) 280,040 (1) Financial assets at fair value through profit or loss – Securities pledged as Guarantee of Funding of Financial Institutions and Customers were: a) R$ 5,325 (R$ 28,759 at 12/31/2019), b) R$ 218 (R$ 329 at 12/31/2019) and c) R$ 5,063 (R$ 104 at 12/31/2019), totaling R$ 10,606 (R$ 29,192 at 12/31/2019). (2) In the period, the result of Adjustment to Fair Value of Financial Assets (particularly private securities) had their amounts affected by oscillations of rates and other market variables arising from the impact of the COVID-19 pandemic on the macroeconomic scenario in the period (Note 33a). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.29

The cost and fair value per maturity of Financial Assets at Fair Value Through Profit or Loss - Securities were as follows: 06/30/2020 12/31/2019 Cost Fair value Cost Fair value Current 78,576 76,399 82,183 80,372 Non-stated maturity 25,820 23,489 24,736 22,904 Up to one year 52,756 52,910 57,447 57,468 Non-current 226,483 227,316 198,927 199,668 From one to five years 189,975 190,910 136,727 137,186 From five to ten years 23,239 23,179 41,744 41,759 After ten years 13,269 13,227 20,456 20,723 Total 305,059 303,715 281,110 280,040 Financial Assets at Fair Value Through Profit or Loss - Securities include assets with a fair value of R$ 202,379 (R$ 204,530 at 12/31/2019) that belong to investment funds wholly owned by Itaú Vida e Previdência S.A The return of those assets (positive or negative) is fully transferred to customers of our PGBL and VGBL private pension plans whose premiums (net of fees) are used by our subsidiary to purchase quotas of those investment funds. b) Financial assets designated at fair value through profit or loss - Securities are presented in the following table: 06/30/2020 Adjustments to Cost Fair value Fair Value (in Income) Brazilian external debt bonds 3,306 (40) 3,266 Total 3,306 (40) 3,266 12/31/2019 Adjustments to Cost Fair value Fair Value (in Income) Brazilian external debt bonds 1,016 19 1,035 Total 1,016 19 1,035 The cost and fair value by maturity of financial assets designated as fair value through profit or loss - Securities were as follows: 06/30/2020 12/31/2019 Cost Fair value Cost Fair value Current 2,882 2,843 592 609 Up to one year 2,882 2,843 592 609 Non-current 424 423 424 426 From one to five years 382 382 424 426 From five to ten years 42 41 - - Total 3,306 3,266 1,016 1,035 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.30

Note 6 – Derivatives ITAÚ UNIBANCO HOLDING trades in derivative financial instruments with various counterparties to manage its overall exposures and to assist its customers in managing their own exposures. Futures – Interest rate and foreign currency futures contracts are commitments to buy or sell a financial instrument at a future date, at an agreed price or yield, and may be settled in cash or through delivery. The notional amount represents the face value of the underlying instrument. Commodity futures contracts or financial instruments are commitments to buy or sell commodities (mainly gold, coffee and orange juice) at a future date, at an agreed price, which are settled in cash. The notional amount represents the quantity of such commodities multiplied by the future price on the contract date. Daily cash settlements of price movements are made for all instruments. Forwards – Interest rate forward contracts are agreements to exchange payments on a specified future date, based on the variation in market interest rates from trade date to contract settlement date. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another at an agreed price, on an agreed settlement date. Financial instrument forward contracts are commitments to buy or sell a financial instrument on a future date at an agreed price and are settled in cash. Swaps – Interest rate and foreign exchange swap contracts are commitments to settle in cash on a future date or dates the differentials between specific financial indices (either two different interest rates in a single currency or two different rates each in a different currency), as applied to a notional principal amount. Swap contracts shown under Other in the table below correspond substantially to inflation rate swap contracts. Options – Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell a financial instrument within a limited time, including a flow of interest, foreign currencies, commodities, or financial instruments at an agreed price that may also be settled in cash, based on the differential between specific indices. Credit Derivatives – Credit derivatives are financial instruments with value deriving from the credit risk on debt issued by a third party (the reference entity), which permits one party (the buyer of the hedge) to transfer the risk to the counterparty (the seller of the hedge). The seller of the hedge must pay out as provided for in the contract if the reference entity undergoes a credit event, such as bankruptcy, default or debt restructuring. The seller of the hedge receives a premium for the hedge but, on the other hand, assumes the risk that the underlying instrument referenced in the contract undergoes a credit event, and the seller may have to make payment to the purchaser of the hedge for up to the notional amount of the credit derivative. The total value of margins pledged in guarantee by ITAÚ UNIBANCO HOLDING was R$ 21,691 (R$ 15,823 at 12/31/2019) and was basically comprised of government securities. Further information on internal controls and parameters used to management risks, may be found in Note 32 – Risk and Capital Management. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.31

I - Derivatives Summary See below the composition of the Derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated fair value and maturity date. 06/30/2020 (*) 0-30 31-90 91-180 181-365 366-720 Over 720 Fair value % days days days days days days Assets Swaps – adjustment receivable 53,858 63.9 333 823 1,010 5,680 5,373 40,639 Option agreements 14,198 16.9 3,961 2,017 2,089 3,777 1,873 481 Forwards (onshore) 3,326 4.0 2,053 546 276 439 12 - Credit derivatives 122 0.1 - - 4 2 20 96 NDF - Non Deliverable Forward 12,099 14.4 2,961 2,403 2,490 2,693 1,130 422 Other Derivative Financial Instruments 566 0.7 121 - - 4 21 420 Total 84,169 100.0 9,429 5,789 5,869 12,595 8,429 42,058 % per maturity date 11.2 6.9 7.0 15.0 10.0 49.9 06/30/2020 (*) 0-30 31-90 91-180 181-365 366-720 Over 720 Fair value % days days days days days days Liabilities Swaps – adjustment payable (62,521) 69.6 (1,039) (1,348) (1,087) (10,793) (6,750) (41,504) Option agreements (14,919) 16.6 (4,408) (2,542) (2,129) (3,476) (1,834) (530) Forwards (onshore) (2,609) 2.9 (2,609) - - - - - Credit derivatives (328) 0.4 - - - (2) (31) (295) NDF - Non Deliverable Forward (9,356) 10.4 (1,945) (1,966) (1,814) (2,761) (590) (280) Other Derivative Financial Instruments (50) 0.1 (1) (2) (1) (12) (8) (26) Total (89,783) 100.0 (10,002) (5,858) (5,031) (17,044) (9,213) (42,635) % per maturity date 11.1 6.5 5.6 19.0 10.3 47.5 (*) In the period, the result of Derivative had their amounts affected by oscillations of rates and other market variables arising from the impact of the COVID-19 pandemic on the macroeconomic scenario in the period (Note 33a). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.32

See below the composition of the Derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated fair value and maturity date. 12/31/2019 0-30 31-90 91-180 181-365 366-720 Over 720 Fair value % days days days days days days Assets Swaps – adjustment receivable 26,458 63.2 107 1,807 564 1,668 4,464 17,848 Option agreements 8,456 20.2 4,696 1,963 354 726 500 217 Forwards (onshore) 2,162 5.2 940 636 484 87 15 - Credit derivatives 167 0.4 - - 5 3 23 136 NDF - Non Deliverable Forward 4,446 10.6 1,251 1,314 787 561 347 186 Other Derivative Financial Instruments 165 0.4 4 - - - 6 155 Total 41,854 100.0 6,998 5,720 2,194 3,045 5,355 18,542 % per maturity date 16.7 13.7 5.2 7.3 12.8 44.3 12/31/2019 0-30 31-90 91-180 181-365 366-720 Over 720 Fair value % days days days days days days Liabilities Swaps – adjustment payable (32,927) 68.8 (326) (2,557) (898) (1,763) (8,349) (19,034) Option agreements (9,061) 18.9 (3,668) (3,494) (383) (690) (571) (255) Forwards (onshore) (754) 1.6 (753) - - (1) - - Credit derivatives (40) 0.1 - - - (1) (3) (36) NDF - Non Deliverable Forward (4,971) 10.4 (1,891) (1,108) (657) (637) (526) (152) Other Derivative Financial Instruments (75) 0.2 (15) (1) (2) (4) (9) (44) Total (47,828) 100.0 (6,653) (7,160) (1,940) (3,096) (9,458) (19,521) % per maturity date 13.9 15.0 4.1 6.5 19.7 40.8 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.33

II - Derivatives by index and Risk Fator The following table shows the composition of derivatives by index: Balance sheet account Adjustment to fair value Off-balance sheet receivable / (received) (in income / stockholders’ Fair value notional amount (payable) / paid equity) 06/30/2020 06/30/2020 06/30/2020 06/30/2020 Future contracts 733,620 - - -Purchase commitments 233,701 - - - Shares 3,282 - - -Commodities 402 - - -Interest 194,581 - - -Foreign currency 35,436 - - - Commitments to sell 499,919 - - - Shares 4,752 - - -Commodities 1,793 - - -Interest 466,147 - - -Foreign currency 27,227 - - - Swap contracts (7,531) (1,132) (8,663) Asset position 1,359,526 17,193 36,665 53,858 Commodities 33 - - -Interest 1,337,907 12,941 34,727 47,668 Foreign currency 21,586 4,252 1,938 6,190 Liability position 1,359,526 (24,724) (37,797) (62,521) Shares 30 (3) (1) (4) Interest 1,336,654 (18,298) (37,601) (55,899) Foreign currency 22,842 (6,423) (195) (6,618) Option contracts 1,854,001 (1,332) 611 (721) Purchase commitments – long position 136,302 5,463 4,162 9,625 Shares 13,244 390 531 921 Commodities 432 12 8 20 Interest 68,645 500 (272) 228 Foreign currency 53,981 4,561 3,895 8,456 Commitments to sell – long position 805,330 2,843 1,730 4,573 Shares 16,977 608 831 1,439 Commodities 187 7 (2) 5 Interest 736,002 992 1,637 2,629 Foreign currency 52,164 1,236 (736) 500 Purchase commitments – short position 112,996 (6,801) (3,824) (10,625) Shares 9,575 (289) (451) (740) Commodities 433 (10) (3) (13) Interest 53,686 (407) 230 (177) Foreign currency 49,302 (6,095) (3,600) (9,695) Commitments to sell – short position 799,373 (2,837) (1,457) (4,294) Shares 15,243 (500) (788) (1,288) Commodities 244 (7) 2 (5) Interest 735,601 (928) (1,623) (2,551) Foreign currency 48,285 (1,402) 952 (450) Forward operations (onshore) 14,762 718 (1) 717 Purchases receivable 1,105 1,324 (6) 1,318 Shares 618 618 (7) 611 Interest 487 706 1 707 Purchases payable obligations - (487) - (487) Interest - (487) - (487) Sales receivable 2,068 2,002 6 2,008 Shares 590 579 6 585 Interest - 1,423 - 1,423 Foreign currency 1,478 - - - Sales deliverable obligations 11,589 (2,121) (1) (2,122) Interest 1,423 (2,121) (1) (2,122) Foreign currency 10,166 - - - Credit derivatives 16,349 (367) 161 (206) Asset position 8,766 (135) 257 122 Shares 1,600 (62) 128 66 Commodities 3 - - -Interest 7,163 (73) 129 56 Liability position 7,583 (232) (96) (328) Shares 2,455 (76) (61) (137) Commodities 20 (1) (2) (3) Interest 5,108 (155) (33) (188) NDF - Non Deliverable Forward 356,072 2,853 (110) 2,743 Asset position 193,019 12,326 (227) 12,099 Commodities 869 77 (2) 75 Foreign currency 192,150 12,249 (225) 12,024 Liability position 163,053 (9,473) 117 (9,356) Commodities 1,001 (141) 9 (132) Foreign currency 162,052 (9,332) 108 (9,224) Other derivative financial instruments 7,162 221 295 516 Asset position 6,373 235 331 566 Shares 240 (8) 19 11 Interest 6,131 243 191 434 Foreign currency 2 - 121 121 Liability position 789 (14) (36) (50) Shares 624 (9) (16) (25) Interest 165 (5) (20) (25) Asset 41,251 42,918 84,169 Liability (46,689) (43,094) (89,783) Total (5,438) (176) (5,614) Derivative contracts mature as follows (in days): Off-balance sheet – notional amount 0 - 30 days 31 - 180 days 181 - 365 days Over 365 days 06/30/2020 Future contracts 228,231 254,038 140,678 110,673 733,620 Swap contracts 19,534 127,083 350,056 862,853 1,359,526 Option contracts 742,902 135,069 825,479 150,551 1,854,001 Forwards (onshore) 3,475 10,399 876 12 14,762 Credit derivatives - 6,207 895 9,247 16,349 NDF - Non Deliverable Forward 112,002 155,800 68,965 19,305 356,072 Other derivative financial instruments 111 272 771 6,008 7,162 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.34

The following table shows the composition of derivatives by index: Balance sheet account Adjustment to fair value Off-balance sheet receivable / (received) (in income / Fair value notional amount (payable) / paid stockholders’ equity) 12/31/2019 12/31/2019 12/31/2019 12/31/2019 Future contracts 664,884 - - -Purchase commitments 325,468 - - -Shares 1,084 - - -Commodities 76 - - -Interest 301,898 - - -Foreign currency 22,410 - - -Commitments to sell 339,416 - - -Shares 1,163 - - -Commodities 1,049 - - -Interest 308,824 - - -Foreign currency 28,380 - - -Swap contracts (5,267) (1,202) (6,469) Asset position 1,094,378 5,566 20,892 26,458 Commodities 574 - 9 9 Interest 1,075,534 4,596 19,813 24,409 Foreign currency 18,270 970 1,070 2,040 Liability position 1,094,378 (10,833) (22,094) (32,927) Shares 49 (9) - (9) Commodities 855 - (12) (12) Interest 1,068,660 (9,383) (21,855) (31,238) Foreign currency 24,814 (1,441) (227) (1,668) Option contracts 1,720,205 (546) (59) (605) Purchase commitments – long position 245,824 6,191 (6) 6,185 Shares 11,513 256 515 771 Commodities 268 7 10 17 Interest 188,110 465 (331) 134 Foreign currency 45,933 5,463 (200) 5,263 Commitments to sell – long position 626,187 1,667 604 2,271 Shares 12,294 396 (40) 356 Commodities 228 5 (2) 3 Interest 568,442 513 887 1,400 Foreign currency 45,223 753 (241) 512 Purchase commitments – short position 172,703 (6,671) (19) (6,690) Shares 6,312 (180) (451) (631) Commodities 235 (10) (8) (18) Interest 129,647 (412) 329 (83) Foreign currency 36,509 (6,069) 111 (5,958) Commitments to sell – short position 675,491 (1,733) (638) (2,371) Shares 11,152 (269) (37) (306) Commodities 485 (11) - (11) Interest 621,405 (428) (888) (1,316) Foreign currency 42,449 (1,025) 287 (738) Forward operations (onshore) 5,134 1,412 (4) 1,408 Purchases receivable 668 796 (6) 790 Shares 488 488 (6) 482 Interest 160 308 - 308 Foreign currency 20 - - - Purchases payable obligations 660 (160) - (160) Interest - (160) - (160) Foreign currency 660 - - - Sales receivable 1,653 1,368 4 1,372 Shares 786 776 3 779 Interest - 592 1 593 Foreign currency 867 - - - Sales deliverable obligations 2,153 (592) (2) (594) Interest 592 (592) (1) (593) Foreign currency 1,561 - (1) (1) Credit derivatives 12,739 (236) 363 127 Asset position 9,878 (165) 332 167 Shares 2,307 (81) 215 134 Commodities 27 (1) 3 2 Interest 7,423 (87) 114 27 Foreign currency 121 4 - 4 Liability position 2,861 (71) 31 (40) Shares 719 (28) 8 (20) Commodities 2 - - -Interest 2,140 (43) 23 (20) NDF - Non Deliverable Forward 295,508 (552) 27 (525) Asset position 138,772 4,239 207 4,446 Commodities 570 34 (1) 33 Foreign currency 138,202 4,205 208 4,413 Liability position 156,736 (4,791) (180) (4,971) Commodities 316 (10) (1) (11) Foreign currency 156,420 (4,781) (179) (4,960) Other derivative financial instruments 6,581 216 (126) 90 Asset position 5,428 226 (61) 165 Interest 5,428 226 (65) 161 Foreign currency - - 4 4 Liability position 1,153 (10) (65) (75) Shares 695 2 (41) (39) Interest 458 (12) (6) (18) Foreign currency - - (18) (18) Asset 19,888 21,966 41,854 Liability (24,861) (22,967) (47,828) Total (4,973) (1,001) (5,974) Derivative contracts mature as follows (in days): Off-balance sheet – notional amount 0 - 30 days 31 - 180 days 181 - 365 days Over 365 days 12/31/2019 Future contracts 196,055 238,485 87,747 142,597 664,884 Swap contracts 24,094 204,065 103,013 763,206 1,094,378 Option contracts 988,793 320,300 258,488 152,624 1,720,205 Forwards (onshore) 953 2,514 1,651 16 5,134 Credit derivatives - 4,746 733 7,260 12,739 NDF - Non Deliverable Forward 105,809 129,278 38,851 21,570 295,508 Other derivative financial instruments 12 786 320 5,463 6,581 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.35

III - Derivatives by notional amount See below the composition of the Derivative Financial Instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties. 06/30/2020 NDF - Non Other derivative Future Option Forwards Swap contracts Credit derivatives Deliverable financial contracts contracts (onshore) Forward instruments B3 539,681 15,712 1,645,563 12,853 - 61,650 -Over-the-counter market 193,939 1,343,814 208,438 1,909 16,349 294,422 7,162 Financial institutions 191,690 1,099,861 169,189 1,909 16,349 173,497 5,594 Companies 2,249 225,764 38,347 - - 119,653 1,568 Individuals - 18,189 902 - - 1,272 - Total 733,620 1,359,526 1,854,001 14,762 16,349 356,072 7,162 12/31/2019 NDF - Non Other derivative Future Option Forwards Swap contracts Credit derivatives Deliverable financial contracts contracts (onshore) Forward instruments B3 465,537 18,128 1,559,356 4,381 1 53,756 -Over-the-counter market 199,347 1,076,250 160,849 753 12,738 241,752 6,581 Financial institutions 198,788 864,858 125,312 292 12,738 141,204 5,340 Companies 559 180,005 35,122 461 - 99,204 1,241 Individuals - 31,387 415 - - 1,344 - Total 664,884 1,094,378 1,720,205 5,134 12,739 295,508 6,581 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.36

IV - Credit derivatives ITAÚ UNIBANCO HOLDING buys and sells credit protection in order to meet the needs of its customers, management and mitigation of its portfolios’ risk. CDS (credit default swap) is a credit derivative in which, upon a default related to the reference entity, the protection buyer is entitled to receive, the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered amount. The protection buyer does not need to hold the debt instrument of the reference entity for it to receive the amounts due pursuant to the CDS contract terms when a credit event occurs. TRS (total return swap) is a transaction in which a party swaps the total return of an asset or of a basket of assets for regular cash flows, usually interest and a guarantee against capital loss. In a TRS contract, the parties do not transfer the ownership of the assets. 06/30/2020 Maximum potential From 1 to 3 From 3 to 5 of future payments, Up to 1 year Over 5 years years years gross By instrument CDS 9,373 1,574 4,158 3,620 21 TRS 5,223 5,223 - - - Total by instrument 14,596 6,797 4,158 3,620 21 By risk rating Investment grade 740 205 488 47 -Below investment grade 13,856 6,592 3,670 3,573 21 Total by risk 14,596 6,797 4,158 3,620 21 By reference entity Brazilian government 10,558 6,400 1,624 2,534 -Governments – abroad 221 31 187 3 -Private entities 3,817 366 2,347 1,083 21 Total by entity 14,596 6,797 4,158 3,620 21 12/31/2019 Maximum potential From 1 to 3 From 3 to 5 of future payments, Up to 1 year Over 5 years years years gross By instrument CDS 6,283 1,013 2,675 2,539 56 TRS 4,161 4,161 - - - Total by instrument 10,444 5,174 2,675 2,539 56 By risk rating Investment grade 1,049 135 602 312 -Below investment grade 9,395 5,039 2,073 2,227 56 Total by risk 10,444 5,174 2,675 2,539 56 By reference entity Brazilian government 7,301 4,921 1,117 1,263 -Governments – abroad 200 34 88 78 -Private entities 2,943 219 1,470 1,198 56 Total by entity 10,444 5,174 2,675 2,539 56 ITAÚ UNIBANCO HOLDING assesses the risk of a credit derivative based on the credit ratings attributed to the reference entity by independent credit rating agencies. Investment grade entities are those for which credit risk is rated as Baa3 or higher, as rated by Moody’s, and BBB- or higher, by Standard & Poor’s and Fitch Ratings. The following table presents the notional amount of credit derivatives purchased. The underlying amounts are identical to those for which ITAÚ UNIBANCO HOLDING has sold credit protection. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.37

06/30/2020 Notional amount of credit protection Notional amount of credit purchased with identical underlying Net position protection sold amount CDS (9,373) 1,753 (7,620) TRS (5,223) - (5,223) Total (14,596) 1,753 (12,843) 12/31/2019 Notional amount of credit protection Notional amount of credit purchased with identical underlying Net position protection sold amount CDS (6,283) 2,295 (3,988) TRS (4,161) - (4,161) Total (10,444) 2,295 (8,149) Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.38

V - Financial instruments subject to offsetting, enforceable master netting arrangements and similar agreements The following tables set forth the financial assets and liabilities that are subject to offsetting, enforceable master netting arrangements and similar agreements, as well as how these financial assets and liabilities have been presented in ITAÚ UNIBANCO HOLDING’s consolidated financial statements. These tables also reflect the amounts of collateral pledged or received in relation to financial assets and liabilities subject to enforceable arrangements that have not been presented on a net basis in accordance with IAS 32. Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements: 06/30/2020 Gross amount of Net amount of financial Related amounts not offset in the Balance Sheet (2) Gross amount offset in recognized financial assets presented in the Total (1) the Balance Sheet (3) assets Balance Sheet Financial instruments Cash collateral received Securities purchased under agreements to resell 302,852 - 302,852 (2,281) - 300,571 Derivatives financial instruments 84,169 - 84,169 (21,848) - 62,321 12/31/2019 Gross amount of Gross amount offset in Net amount of financial Related amounts not offset in the Balance Sheet (2) recognized financial assets presented in the Total (1) the Balance Sheet (3) assets Balance Sheet Financial instruments Cash collateral received Securities purchased under agreements to resell 198,422 - 198,422 (596) - 197,826 Derivatives financial instruments 41,854 - 41,854 (14,121) - 27,733 Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements: 06/30/2020 Gross amount of Gross amount offset in Net amount of financial Related amounts not offset in the Balance Sheet (2) recognized financial liabilities presented in the Total (1) the Balance Sheet (3) liabilities Balance Sheet Financial instruments Cash collateral pledged Securities sold under repurchase agreements 302,391 - 302,391 (42,713) - 259,678 Derivatives financial instruments 89,783 - 89,783 (21,848) (114) 67,821 12/31/2019 Gross amount of Gross amount offset in Net amount of financial Related amounts not offset in the Balance Sheet (2) recognized financial liabilities presented in the Total (1) the Balance Sheet (3) liabilities Balance Sheet Financial instruments Cash collateral pledged Securities sold under repurchase agreements 256,583 - 256,583 (23,509) - 233,074 Derivatives financial instruments 47,828 - 47,828 (14,121) (148) 33,559 (1) Includes amounts of master offset agreements and other such agreements, both enforceable and unenforceable. (2) Limited to amounts subject to enforceable master offset agreements and other such agreements. (3) Includes amounts subject to enforceable master offset agreements and other such agreements, and guarantees in financial instruments. Financial assets and financial liabilities are offset in the balance sheet only when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously. Derivatives financial instruments and repurchased agreements not set off in the balance sheet relate to transactions in which there are enforceable master netting agreements or similar agreements, but the offset criteria have not been met in accordance with paragraph 42 of IAS 32 mainly because ITAÚ UNIBANCO HOLDING has no intention to settle on a net basis, or realize the asset and settle the liability simultaneously. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.39

Note 7 – Hedge accounting There are three types of hedge relations: Fair value hedge, Cash flow hedge and Hedge of net investment in foreign operations. In hedge accounting, the groups of risk factors measured by ITAÚ UNIBANCO HOLDING are: • Interest Rate: Risk of loss in transactions subject to interest rate variations; • Currency: Risk of loss in transactions subject to foreign exchange variation. The structure of risk limits is extended to the risk factor level, where specific limits aim at improving the monitoring and understanding process, as well as avoiding concentration of these risks. The structures designed for interest rate and exchange rate categories take into account total risk when there are compatible hedging instruments. In certain cases, management may decide to hedge a risk for the risk factor term and limit of the hedging instrument. The other risk factors hedged by the institution are shown in Note 32. To protect cash flows and fair value of instruments designated as hedged items, ITAÚ UNIBANCO HOLDING uses derivative financial instruments and financial assets. Currently, Futures Contracts, Options, NDF (non deliverable forwards), Forwards, Swaps and Financial Assets are used. ITAÚ UNIBANCO HOLDING manages risks through the economic relationship between hedging instruments and hedged items, where the expectation is that these instruments will move in opposite directions and in the same proportion, with the purpose of neutralizing risk factors. The designated coverage ratio is always 100% of the risk factor eligible for coverage. Sources of ineffectiveness are in general related to the counterparty’s credit risk and possible mismatches of terms between the hedging instrument and the hedged item. a) Cash flow hedge The cash flow hedge strategies of ITAÚ UNIBANCO HOLDING consist of hedging exposure to variations in cash flows, in interest payment and currency exposure which are attributable to changes in interest rates on recognized and unrecognized assets and liabilities. ITAÚ UNIBANCO HOLDING applies cash flow hedge strategies as follows: Interest rate risks: • Hedge of time deposits and repurchase agreements: to hedge fluctuations in cash flows of interest payments resulting from changes in the DI interest rate, through futures contracts; • Hedge of asset transactions: to hedge fluctuations in cash flows of interest receipts resulting from changes in the DI rate, through futures contracts; • Hedge of assets denominated in UF*: to hedge fluctuations in cash flows of interest receipts resulting from changes in the UF*, through swap contracts; • Hedge of Funding: to hedge fluctuations in cash flows of interest payments resulting from changes in the TPM* rate, through swap contracts; • Hedge of loan operations: to hedge fluctuations in cash flows of interest receipts resulting from changes in the TPM* rate, through swap contracts; • Hedge of repurchase agreements: to hedge fluctuations in cash flows of interest received from changes in Selic (benchmark interest rate), through futures contracts; • Hedging of expected highly probable transactions: to hedge the risk of variation in the amount of the commitments assumed when resulting from variation in the exchange rates. *UF – Chilean unit of account / TPM – Monetary policy rate ITAÚ UNIBANCO HOLDING does not use the qualitative method to evaluate the effectiveness or to measure the ineffectiveness of these strategies. For cash flow hedge strategies, ITAÚ UNIBANCO HOLDING uses the hypothetical derivative method. This method is based on a comparison of the change in the fair value of a hypothetical derivative with terms identical to the critical terms of the variable-rate liability, and this change in the fair value is considered a proxy of the present value of the cumulative change in the future cash flow expected for the hedged liability. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.40

06/30/2020 Hedged item Hedge instrument Book Value Variation in fair Strategies Heading Variation in value Cash flow Notional value used to recognized in Other hedge Assets Liabilities Amount calculate hedge comprehensive income reserve ineffectiveness Interest rate risk Securities purchased under Hedge of deposits and repurchase agreements - 102,316 (3,159) (3,411) 102,359 (3,159) agreements Loans and lease to resell operations and Hedge of assets transactions Securities 5,788 - 185 185 5,972 185 Securities purchased under Hedge of asset-backed securities under repurchase agreements 29,372 - 1,143 1,143 31,153 1,143 agreements to resell Hedge of loan operations Loans and lease operations 304 - 17 17 287 19 Hedge of funding Deposits - 4,947 (145) (142) 4,802 (145) Hedge of assets denominated in UF Securities 8,766 - 99 99 8,667 101 Foreign exchange risk Hedge of highly probable forecast transactions 391 - 29 263 391 29 Total 44,621 107,263 (1,831) (1,846) 153,631 (1,827) 12/31/2019 Hedged item Hedge instrument Book Value Variation in fair Strategies Heading Variation in value Cash flow Notional value used to recognized in Other hedge Assets Liabilities Amount calculate hedge comprehensive income reserve ineffectiveness Interest rate risk Securities purchased under    - 24,543 (2,808) (3,310) 24,543 (2,814) Hedge of deposits and repurchase agreements agreements to resell Loans and lease operations and 5,564 - 91 91 5,656 91 Hedge of assets transactions Securities Securities purchased under Hedge of asset-backed securities under repurchase agreements agreements to resell 30,896 - 520 520 32,130 523 Hedge of loan operations Loans and lease operations 269 - 12 12 257 14 Hedge of funding Deposits - 4,617 (27) (22) 4,590 (27) Hedge of assets denominated in UF Securities 12,588 - 6 6 12,582 5 Foreign exchange risk Hedge of highly probable forecast transactions 294 - (11) 179 294 (11) Total 49,611 29,160 (2,217) (2,524) 80,052 (2,219) For strategies of deposits and repurchase agreements to resell, asset transactions and asset-backed securities under repurchase agreements, the entity frequently reestablishes the coverage ratio, since both the hedged item and the instruments change over time. This occurs because they are portfolio strategies that reflect the risk management strategy guidelines approved in the proper authority level. The remaining balance in the reserve of cash flow hedge for which the hedge accounting is no longer applied is R$ (15) (R$ (307) at 12/31/2019). 06/30/2020 Hedge Instruments Book Value (*) Variations in fair Variation in value Hedge ineffecti- Amount Notional value used to recognized in Other veness reclassified from amount calculate hedge comprehensive recognized in Cash flow hedge Assets Liabilities ineffectiveness income income reserve to income Interest rate risk Futures 139,484 82 - (1,831) (1,830) (1) (249) Swap 13,756 4,947 9,074 (25) (30) 5 - Foreign exchange risk Futures 391 - 277 29 29 - - Total 153,631 5,029 9,351 (1,827) (1,831) 4 (249) 12/31/2019 Hedge Instruments Book Value (*) Variations in fair Variation in value Hedge ineffecti- Amount Notional value used to recognized in Other veness reclassified from amount calculate hedge comprehensive recognized in Cash flow hedge Assets Liabilities ineffectiveness income income reserve to income Interest rate risk Futures 62,329 - 14 (2,200) (2,197) (3) (762) Swap 17,429 4,617 12,858 (8) (9) 1 - Foreign exchange risk Futures 294 - 156 (11) (11) - - Total 80,052 4,617 13,028 (2,219) (2,217) (2) (762) (*) Amounts recorded under heading Derivatives. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.41

b) Hedge of net investment in foreign operations ITAÚ UNIBANCO HOLDING’s strategies for net investments in foreign operations consist of hedging the exposure in the functional currency of the foreign operation against the functional currency of head office, by contracting DDI futures, NDF and financial assets. The risk hedged in this type of strategy is the currency risk. ITAÚ UNIBANCO HOLDING does not use the qualitative method to evaluate the effectiveness or to measure the ineffectiveness of these strategies. Instead, ITAÚ UNIBANCO HOLDING uses the Dollar Offset Method, which is based on a comparison of the change in fair value (cash flow) of the hedging instrument, attributable to changes in the exchange rate and the gain (loss) arising from variations in exchange rates on the amount of investment abroad designated as the object of the hedge. 06/30/2020 Hedged item Hedge instrument Book Value (2) Variation in fair value Strategies Variation in value Foreign currency Notional used to calculate recognized in Other convertion reserve amount hedge Assets Liabilities comprehensive income ineffectiveness Foreign exchange risk Hedge of net investment in foreign operations (1) 17,345 - (14,564) (14,564) 27,295 (14,567) Total 17,345 - (14,564) (14,564) 27,295 (14,567) 12/31/2019 Hedged item Hedge instrument Book Value (2) Variation in fair value Strategies Variation in value Foreign currency Notional used to calculate recognized in Other convertion reserve amount hedge Assets Liabilities comprehensive income ineffectiveness Foreign exchange risk Hedge of net investment in foreign operations (1) 14,396 - (7,217) (7,217) 16,947 (7,220) Total 14,396 - (7,217) (7,217) 16,947 (7,220) (1) Hedge instruments consider the gross tax position. (2) Amounts recorded under heading Derivatives - Hedge of investments in foreign operation. 06/30/2020 Book Value (*) Variations in fair Variation in the value Hedge Amount reclassified Hedge instruments Notional value used to recognized in Other ineffectiveness from foreign currency amount calculate hedge comprehensive recognized in convertion reserve Assets Liabilities ineffectiveness income income into income Foreign exchange risk Futures 46,836 11 - (20,951) (20,914) (37) - Forward (4,239) 4,247 - 395 368 27 - NDF - Non Deliverable Forward (15,192) 386 - 5,722 5,713 9 - Financial Assets (110) 110 - 267 269 (2) - Total 27,295 4,754 - (14,567) (14,564) (3) - 12/31/2019 (*) Variations in fair Variation in the value Hedge Amount reclassified Book Value Hedge instruments Notional value used to recognized in Other ineffectiveness from foreign currency amount Assets Liabilities calculate hedge comprehensive recognized in convertion reserve ineffectiveness income income into income Foreign exchange risk Futures 32,966 228 - (12,329) (12,292) (37) - Forward (2,990) 2,977 - 408 381 27 - NDF - Non Deliverable Forward (11,525) 260 - 4,443 4,434 9 - Financial Assets (1,504) 1,523 - 258 260 (2) - Total 16,947 4,988 - (7,220) (7,217) (3) - (*) Amounts recorded under heading Derivatives. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.42

c) Fair value hedge The fair value hedging strategy of ITAÚ UNIBANCO HOLDING consists of hedging the exposure to variation in fair value on the receipt and payment of interest on recognized assets and liabilities. ITAÚ UNIBANCO HOLDING applies fair value hedges as follows: Interest rate risk: • To protect the risk of variation in the fair value of receipt and payment of interest resulting from variations in the fair value of the variable rates involved, by contracting swaps and futures. ITAÚ UNIBANCO HOLDING does not use the qualitative method to evaluate the effectiveness or to measure the ineffectiveness of these strategies. Instead, ITAÚ UNIBANCO HOLDING uses the percentage approach and dollar offset method: • The percentage approach is based on the calculation of change in the fair value of the revised estimate for the hedged position (hedged item) attributable to the protected risk versus the change in the fair value of the derivative hedging instrument. • The dollar offset method is based on the difference between the variation in the fair value of the hedging instrument and the variation in the fair value of the hedged item attributed to changes in the interest rate. The effects of hedge accounting on the financial position and performance of ITAÚ UNIBANCO HOLDING are presented below: 06/30/2020 Hedge Item Hedge Instruments (2) Strategies Book Value (1) Fair value Variation in fair value Variation in fair Notional value used to recognized in amount calculate hedge Assets Liabilities Assets Liabilities income ineffectiveness Interest rate risk Hedge of loan operations 8,993 - 9,401 - 408 8,993 (415) Hedge of funding - 9,708 - 11,255 (1,547) 9,708 1,539 Hedge of securities at fair value through other 9,011 - 9,214 - 203 9,227 (201) comprehensive income Total 18,004 9,708 18,615 11,255 (936) 27,928 923 12/31/2019 Hedge Item Hedge Instruments Strategies Book Value (1) Fair value Variation in fair value Variation in fair Notional value used to recognized in amount calculate hedge Assets Liabilities Assets Liabilities income ineffectiveness Interest rate risk Hedge of loan operations 7,386 - 7,642 - 256 7,386 (264) Hedge of funding - 7,436 - 8,195 (759) 7,436 775 Hedge of securities at fair value through other 4,482 - 4,574 - 92 4,609 (85) comprehensive income Total 11,868 7,436 12,216 8,195 (411) 19,431 426 (1) Amounts recorded under heading Deposits, Securities, Funds from Interbank Markets and Loan and Lease Operations. (2) Comprises the amount of R$ 5,041 at 06/30/2020, related to instruments exposed by the change in reference interest rates - IBORs. For loan operations strategies, the entity reestablishes the coverage ratio, since both the hedged item and the instruments change over time. This occurs because they are portfolio strategies that reflect the risk management strategy guidelines approved in the proper authority level. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.43

06/30/2020 Book value (1) Variation in fair value used Hedge Instruments Notional Hedge ineffectiveness to calculate hedge amount Assets Liabilities recognized in income ineffectiveness Interest rate risk Swap (2) 27,928 2,423 6,173 923 (13) Total 27,928 2,423 6,173 923 (13) 12/31/2019 Hedge Instruments Book value (1) Variation in fair value used Notional Hedge ineffectiveness to calculate hedge amount Assets Liabilities recognized in income ineffectiveness Interest rate risk Swap (2) 19,431 766 4,636 426 15 Total 19,431 766 4,636 426 15 (1) Amounts recorded under heading Derivatives. (2) The amount of R$ 173 is no longer qualified as hedge, with effect on result of R$ (15) (R$ 408 at 12/31/2019, with effect on result of R$ (15) from 01/01 to 12/31/2019). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.44

The table below presents, for each strategy, the notional amount and the fair value adjustments of hedge instruments and the book value of the hedged item: 06/30/2020 12/31/2019 Strategies Hedge instruments Hedged item Hedge instruments Hedged item Fair value Notional Fair value Notional amount Book Value Book Value adjustments amount adjustments Hedge of deposits and repurchase agreements 102,359 73 102,316 24,543 (37) 24,543 Hedge of highly probable forecast transactions 391 29 391 294 (11) 294 Hedge of net investment in foreign operations 27,295 4,754 17,345 16,947 4,988 14,396 Hedge of loan operations (Fair value) 8,993 (415) 8,993 7,386 (264) 7,386 Hedge of loan operations (Cash flow) 287 19 304 257 14 269 Hedge of funding (Fair value) 9,708 1,539 9,708 7,436 775 7,436 Hedge of funding (Cash flow) 4,802 (145) 4,947 4,590 (27) 4,617 Hedge of assets transactions 5,972 185 5,788 5,656 91 5,564 Hedge of asset-backed securities under repurchase agreements 31,153 12 29,372 32,130 20 30,896 Hedge of assets denominated in UF 8,667 101 8,766 12,582 5 12,588 Hedge of securities at fair value through other comprehensive income 9,227 (201) 9,011 4,609 (85) 4,482 Total 5,951 5,469 The table below shows the breakdown by maturity of the hedging strategies: 06/30/2020 0-1 year 1-2 years 2-3 years 3-4 years 4-5 years 5-10 years over 10 years Total Hedge of deposits and repurchase agreements 67,413 19,565 9,068 1,578 4,191 544 - 102,359 Hedge of highly probable forecast transactions 391 - - - - - - 391 Hedge of net investment in foreign operations (*) 27,295 - - - - - - 27,295 Hedge of loan operations (Fair value) 1,087 2,162 2,013 1,380 628 1,354 369 8,993 Hedge of loan operations (Cash flow) 27 227 33 - - - - 287 Hedge of funding (Fair value) - 331 1,044 - 580 5,436 2,317 9,708 Hedge of funding (Cash flow) 2,278 - - 2,048 200 276 - 4,802 Hedge of assets transactions 1,912 4,060 - - - - - 5,972 Hedge of asset-backed securities under repurchase agreements 12,535 10,409 7,429 - 780 - - 31,153 Hedge of assets denominated in UF 8,599 68 - - - - - 8,667 Hedge of securities at fair value through other comprehensive income 6,152 683 74 - 98 2,220 - 9,227 Total 127,689 37,505 19,661 5,006 6,477 9,830 2,686 208,854 12/31/2019 0-1 year 1-2 years 2-3 years 3-4 years 4-5 years 5-10 years over 10 years Total Hedge of deposits and repurchase agreements 5,533 4,409 1,627 8,464 - 4,510 - 24,543 Hedge of highly probable forecast transactions 294 - - - - - - 294 Hedge of net investment in foreign operations (*) 16,947 - - - - - - 16,947 Hedge of loan operations (Fair value) 381 2,490 1,248 993 623 1,111 540 7,386 Hedge of loan operations (Cash flow) 27 156 74 - - - - 257 Hedge of funding (Fair value) 299 152 375 423 129 4,220 1,838 7,436 Hedge of funding (Cash flow) 2,562 - - 1,646 161 221 - 4,590 Hedge of assets transactions - 3,671 1,985 - - - - 5,656 Hedge of asset-backed securities under repurchase agreements 6,225 18,739 812 5,621 - 733 - 32,130 Hedge of assets denominated in UF 9,628 2,954 - - - - - 12,582 Hedge of securities at fair value through other comprehensive income 4,230 - 28 - - 351 - 4,609 Total 46,126 32,571 6,149 17,147 913 11,146 2,378 116,430 (*) Classified as current, since instruments are frequently renewed. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.45

Note 8 – Financial Assets at Fair Value Through Other Comprehensive Income - Securities The fair value and corresponding gross carrying amount of Financial Assets at Fair Value Through Other Comprehensive Income - Securities assets are as follows: 06/30/2020 12/31/2019 Fair value Fair value Gross Gross adjustments (in Expected adjustments (in Expected carrying Fair value carrying Fair value stockholders’ loss stockholders’ loss amount (2) amount equity) equity) Brazilian government securities (1a) 62,846 1,646 - 64,492 48,718 2,014 - 50,732 Other government securities 36 - (36) - 36 - (36) -Government securities – abroad (1b) 34,945 6 (7) 34,944 20,638 (64) (3) 20,571 Germany 31 - - 31 23 - - 23 Colombia 3,787 54 (1) 3,840 3,851 27 - 3,878 Chile 24,803 109 - 24,912 11,119 89 - 11,208 United States 2,517 - - 2,517 2,758 (2) - 2,756 Italy - - - - 328 1 - 329 Paraguay 2,986 (161) (6) 2,819 1,957 (174) (3) 1,780 Uruguay 821 4 - 825 602 (5) - 597 Corporate debt securities (1c) 7,007 (92) (72) 6,843 5,308 96 (47) 5,357 Negotiable Shares 1,345 (30) - 1,315 83 66 - 149 Bank deposit certificates 86 3 - 89 2,371 - - 2,371 Securitized real estate loans - - - - 25 1 - 26 Debentures 1,405 (104) (48) 1,253 387 (10) (43) 334 Eurobonds and others 4,168 39 (21) 4,186 2,439 39 (1) 2,477 Other 3 - (3) - 3 - (3) - Total 104,834 1,560 (115) 106,279 74,700 2,046 (86) 76,660 (1) Financial assets at fair value through other comprehensive income - Securities pledged in guarantee of funding transactions of financial institutions and customers were: a) R$ 21,853 (R$ 27,864 at 12/31/2019), b) R$ 606 (R$ 590 at 12/31/2019) and c) 1,044, totaling R$ 23,503 (R$ 28,454 at 12/31/2019). (2) In the period, the result of Adjustment to Fair Value of Financial Assets (particularly private securities) had their amounts affected by oscillations of rates and other market variables arising from the impact of the COVID-19 pandemic on the macroeconomic scenario in the period (Note 33a). The gross carrying amount and the fair value of financial assets through other comprehensive income - securities by maturity are as follows: 06/30/2020 12/31/2019 Gross Gross carrying Fair value carrying Fair value amount amount Current 28,778 28,799 10,258 10,272 Non-stated maturity 1,345 1,315 83 149 Up to one year 27,433 27,484 10,175 10,123 Non-current 76,056 77,480 64,442 66,388 From one to five years 51,770 53,284 45,704 46,456 From five to ten years 14,934 14,993 11,101 11,649 After ten years 9,352 9,203 7,637 8,283 Total 104,834 106,279 74,700 76,660 Equity instruments at fair value through other comprehensive income - securities are presented in the table below: 06/30/2020 Gross carrying Adjustments to fair value Expected loss Fair Value amount (in Stockholders’ equity) Negotiable shares 1,345 (30) - 1,315 Total 1,345 (30) - 1,315 12/31/2019 Gross carrying Adjustments to fair value Expected loss Fair Value amount (in Stockholders’ equity) Negotiable shares 83 66 - 149 Total 83 66 - 149 In the period there was no receipt of dividends and there was no reclassification in Stockholders´ Equity. ITAÚ UNIBANCO HOLDING adopted the option of designating equity instruments at fair value through other comprehensive income due to the particularities of a certain market. 06/30/2020 12/31/2019 Gross carrying Gross carrying Fair Value Fair Value amount amount Current 1,345 1,315 83 149 Non-stated maturity 1,345 1,315 83 149 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.46

Reconciliation of expected loss for Other financial assets, segregated by stages:    Expected Expected Gains / Transfer to Transfer to Cure from Cure from Stage 1 loss Purchases Settlements loss (Losses) stage 2 stage 3 stage 2 stage 3 12/31/2019 06/30/2020 Financial assets at fair value through other comprehensive income (86) (28) (6) 5 - - - - (115) Brazilian government securities (36) - - - - - - - (36) Other (36) - - - - - - - (36) Government securities - other countries (3) (3) (1) - - - - - (7) Corporate Debentures debt securities (47) (25) (5) 5 - - - - (72)    (43) (4) (1) - - - - - (48) Eurobonds Other and others (1) (21) (4) 5 - - - - (21) (3) - - - - - - - (3)    Expected Expected Gains / Transfer to Transfer to Cure from Cure from Stage 1 loss Purchases Settlements loss (Losses) stage 2 stage 3 stage 2 stage 3 12/31/2018 12/31/2019 Financial assets at fair value through other comprehensive income (85) - (1) - - - - - (86) Brazilian government securities (36) - - - - - - - (36) Other (36) - - - - - - - (36) Government securities - other countries - (2) (1) - - - - - (3) Corporate debt securities (49) 2 - - - - - - (47) Debentures (43) - - - - - - - (43) Eurobond Other and others (3) 2 - - - - - - (1) (3) - - - - - - - (3) Note 9 - Financial assets at amortized cost - Securities The Financial assets at amortized cost - Securities are as follows: 06/30/2020 12/31/2019 Net Net Amortized Expected Amortized Expected Amortized Amortized Cost Loss Cost Loss (1a) Cost Cost Brazilian government securities 65,009 (47) 64,962 56,355 (52) 56,303 Government securities – abroad 17,378 (31) 17,347 17,226 - 17,226 Colombia 354 (1) 353 335 - 335 Chile 811 - 811 621 - 621 Korea 2,863 (6) 2,857 3,427 - 3,427 Spain 4,980 (14) 4,966 4,984 - 4,984 United States - - - 80 - 80 Mexico 8,319 (10) 8,309 7,763 - 7,763 Uruguay 51 - 51 16 - 16 Corporate debt securities (1b) 54,731 (3,209) 51,522 59,538 (2,601) 56,937 Rural product note 4,800 (87) 4,713 5,388 (47) 5,341 Bank deposit certificates 11 - 11 54 - 54 Real estate receivables certificates 5,635 (22) 5,613 5,844 (2) 5,842 Debentures 37,594 (3,007) 34,587 41,053 (2,532) 38,521 Eurobonds and others 432 (16) 416 1,083 (1) 1,082 Promissory notes 4,573 (53) 4,520 5,001 (3) 4,998 Other 1,686 (24) 1,662 1,115 (16) 1,099 Total 137,118 (3,287) 133,831 133,119 (2,653) 130,466 (1) Financial Assets at Amortized Cost – Securities Pledged as Collateral of Funding Transactions of Financial Institutions and Customers were: a) R$ 7,335 (R$ 9,583 at 12/31/2019) and b) R$ 23,656 (R$ 17,457 at 12/31/2019), totaling R$ 30,991 (R$ 27,040 at 12/31/2019). The amortized cost of Financial assets at amortized cost - Securities by maturity is as follows: 06/30/2020 12/31/2019 Net Amortized Net Amortized Amortized Cost Amortized Cost Cost Cost Current 39,055 38,629 30,113 29,766 Up to one year 39,055 38,629 30,113 29,766 Non-current 98,063 95,202 103,006 100,700 From one to five years 58,278 56,885 57,120 56,178 From five to ten years 28,231 27,104 34,599 33,512 After ten years 11,554 11,213 11,287 11,010 Total 137,118 133,831 133,119 130,466 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.47

Reconciliation of expected loss to financial assets at amortized cost - securities, segregated by stages:    Expected Expected Gains / Transfer to Transfer to Cure from Cure from Stage 1 loss Purchases Settlements loss (Losses) Stage 2 Stage 3 Stage 2 Stage 3 12/31/2019 06/30/2020 Financial assets at amortized cost (198) (471) (129) 130 19 - - - (649) Brazilian government securities (52) 5 - - - - - - (47) Government securities - other countries - (30) (10) 9 - - - - (31) Colombia - (3) - 2 - - - - (1) Korea - (6) - - - - - - (6) Spain - (14) - - - - - - (14) Mexico - (7) (10) 7 - - - - (10) Corporate debt securities (146) (446) (119) 121 19 - - - (571) Rural product note (9) (49) (27) 7 - - - - (78) Real estate receivables certificates (2) (21) (8) 9 - - - - (22) Debentures (131) (295) (59) 88 19 - - - (378) Eurobond and others (1) (20) (2) 7 - - - - (16) Other Promissory notes (3) (47) (10) 7 - - - - (53) - (14) (13) 3 - - - - (24) Expected Expected Gains / Transfer to Transfer to Cure from Cure from Stage 2 loss Purchases Settlements loss (Losses) Stage 1 Stage 3 Stage 1 Stage 3 12/31/2019 06/30/2020 Financial assets at amortized cost (58) (49) (68) 51 - 54 (19) (13) (102) Corporate debt securities (58) (49) (68) 51 - 54 (19) (13) (102) Rural product note (5) (5) - - - 1 - - (9) Eurobond Debentures and others (53) (43) (68) 50 - 53 (19) (13) (93) - (1) 1 - - - - - Expected Expected Gains / Transfer to Transfer to Cure from Cure from Stage 3 loss Purchases Settlements loss (Losses) Stage 1 Stage 2 Stage 1 Stage 2 12/31/2019 06/30/2020 Financial assets at amortized cost (2,397) (1,119) (63) 1,084 - 13 - (54) (2,536) Corporate debt securities (2,397) (1,119) (63) 1,084 - 13 - (54) (2,536) Rural product note (33) (9) 43 - - - (1) - Other Debentures (2,348) (1,126) (33) 1,011 - 13 - (53) (2,536) (16) 16 (30) 30 - - - - -    Expected Expected Gains / Transfer to Transfer to Cure from Cure from Stage 1 loss Purchases Settlements loss (Losses) Stage 2 Stage 3 Stage 2 Stage 3 12/31/2018 12/31/2019 Financial assets at amortized cost (223) 36 (38) 48 74 - (75) (20) (198) Brazilian government securities - 7 - - - - (59) - (52) Government securities - other countries - Colombia (4) 5 (3) 2 - - - - -Corporate debt securities (219) 24 (35) 46 74 - (16) (20) (146) Rural product note (7) 4 (7) 1 - - - - (9) Real estate receivables certificates (2) - (4) 23 - - - (19) (2) Debentures (206) 19 (21) 20 74 - (16) (1) (131) Eurobond Promissory and notes others (2) - - 1 - - - - (1) (2) 1 (3) 1 - - - - (3) Expected Expected Gains / Transfer to Transfer to Cure from Cure from Stage 2 loss Purchases Settlements loss (Losses) Stage 1 Stage 3 Stage 1 Stage 3 12/31/2018 12/31/2019 Financial assets at amortized cost (824) 82 (2) 66 75 619 (74) - (58) Brazilian government securities (59) - - - 59 - - - -Corporate debt securities (765) 82 (2) 66 16 619 (74) - (58) Rural Debentures product note - (8) (2) - - 5 - - (5) (765) 90 - 66 16 614 (74) - (53) Expected Expected Gains / Transfer to Transfer to Cure from Cure from Stage 3 loss Purchases Settlements loss (Losses) Stage 1 Stage 2 Stage 1 Stage 2 12/31/2018 12/31/2019 Financial assets at amortized cost (2,599) (35) (193) 1,029 20 - - (619) (2,397) Corporate debt securities (2,599) (35) (193) 1,029 20 - - (619) (2,397) Rural product note (173) (3) (50) 198 - - - (5) (33) Real estate receivables certificates (361) 16 - 326 19 - - - - Debentures (2,037) (48) (127) 477 1 - - (614) (2,348) Promissory notes (11) - - 11 - - - - - Other (17) - (16) 17 - - - - (16) Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.48

Note 10 - Loan and lease operations a) Composition of loans and lease operations portfolio Below is the composition of the carrying amount of loan operations and lease operations by type, sector of debtor, maturity and concentration: Loans and lease operations by type 06/30/2020 12/31/2019 Individuals 229,096 240,490 Credit card 73,705 91,676 Personal loan 37,635 34,892 Payroll loans 50,610 49,608 Vehicles 19,469 18,968 Mortgage loans 47,677 45,346 Corporate 128,527 100,789 Micro / Small and medium companies 102,117 90,733 Foreign loans - Latin America 200,944 153,779 Total loans and lease operations 660,684 585,791 Provision for Expected Loss (1) (46,111) (37,508) Total loans and lease operations, net of Expected Credit Loss 614,573 548,283 (1) Comprises Expected Credit Loss for Financial Guarantees Pledged R$ (1,223) (R$ (837) at 12/31/2019) and Commitments to be Released R$ (3,747) (R$ (3,303) at 12/31/2019). By maturity 06/30/2020 12/31/2019 Overdue as from 1 day 22,635 21,263 Falling due up to 3 months 158,707 165,028 Falling due from 3 months to 12 months 182,554 149,388 Falling due after 1 year 296,788 250,112 Total loans and lease operations 660,684 585,791 By concentration 06/30/2020 12/31/2019 Largest debtor 7,549 5,389 10 largest debtors 35,980 29,340 20 largest debtors 52,567 44,712 50 largest debtors 83,012 71,965 100 largest debtors 114,490 97,695 The breakdown of the loans and lease operations portfolio by debtor’s industry is described in Note 32, item 1.4.1 - By business sector. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.49

b) Gross Carrying Amount (Loan Portfolio) Reconciliation of gross portfolio of loans and lease operations, segregated by stages: Balance at Transfer to Transfer to Cure from the Cure from the Acquisition / Closing balance Stage 1 (*) Derecognition 12/31/2019 Stage 2 Stage 3 Stage 2 Stage 3 (Settlement) 06/30/2020 Individuals 199,907 (10,917) (1,098) 4,072 22 - (10,100) 181,886 Corporate 91,448 (1,547) (64) 231 101 - 27,455 117,624 Micro / Small and medium companies 77,722 (3,994) (1,084) 1,671 779 - 9,978 85,072 Foreign loans - Latin America 132,812 (7,249) (602) 1,259 9 - 44,478 170,707 Total 501,889 (23,707) (2,848) 7,233 911 - 71,811 555,289 Balance at Transfer to Transfer to Cure from the Cure from the Acquisition / Closing balance Stage 2 Derecognition 12/31/2019 Stage 1 Stage 3 Stage 1 Stage 3 (Settlement) 06/30/2020 Individuals 19,070 (4,072) (4,148) 10,917 467 - (2,504) 19,730 Corporate 911 (231) (272) 1,547 - - 283 2,238 Micro / Small and medium companies 7,225 (1,671) (1,308) 3,994 159 - (196) 8,203 Foreign loans - Latin America 14,714 (1,259) (1,407) 7,249 351 - 3,145 22,793 Total 41,920 (7,233) (7,135) 23,707 977 - 728 52,964 Balance at Transfer to Transfer to Cure from the Cure from the Acquisition / Closing balance Stage 3 Derecognition 12/31/2019 Stage 1 Stage 2 Stage 1 Stage 2 (Settlement) 06/30/2020 Individuals 21,513 (22) (467) 1,098 4,148 (6,302) 7,512 27,480 Corporate 8,430 (101) - 64 272 790 (790) 8,665 Micro / Small and medium companies 5,786 (779) (159) 1,084 1,308 (922) 2,524 8,842 Foreign loans - Latin America 6,253 (9) (351) 602 1,407 (52) (406) 7,444 Total 41,982 (911) (977) 2,848 7,135 (6,486) 8,840 52,431 Balance at Acquisition / Closing balance Consolidated 3 Stages Derecognition 12/31/2019 (Settlement) 06/30/2020 Individuals 240,490 (6,302) (5,092) 229,096 Corporate 100,789 790 26,948 128,527 Micro / Small and medium companies 90,733 (922) 12,306 102,117 Foreign loans - Latin America 153,779 (52) 47,217 200,944 Total 585,791 (6,486) 81,379 660,684 (*) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2. Reconciliation of gross portfolio of loan and lease operations, segregated by stages: Balance at Transfer to Transfer to Cure from Cure from Acquisition / Closing balance Stage 1 (*) Derecognition 12/31/2018 Stage 2 Stage 3 the Stage 2 the Stage 3 (Settlement) 12/31/2019 Individuals 177,488 (19,661) (2,009) 8,680 - - 35,409 199,907 Corporate 87,344 (904) (36) 875 8 - 4,161 91,448 Micro / Small and medium companies 60,471 (5,484) (823) 3,224 44 - 20,290 77,722 Foreign loans - Latin America 134,323 (12,022) (1,001) 5,029 74 - 6,409 132,812 Total 459,626 (38,071) (3,869) 17,808 126 - 66,269 501,889 Balance at Transfer to Transfer to Cure from Cure from Acquisition / Closing balance Stage 2 Derecognition 12/31/2018 Stage 1 Stage 3 the Stage 1 the Stage 3 (Settlement) 12/31/2019 Individuals 17,029 (8,680) (7,579) 19,661 977 - (2,338) 19,070 Corporate 2,038 (875) (753) 904 1 - (404) 911 Micro / Small and medium companies 6,059 (3,224) (1,841) 5,484 483 - 264 7,225 Foreign loans - Latin America 11,768 (5,029) (3,335) 12,022 731 - (1,443) 14,714 Total 36,894 (17,808) (13,508) 38,071 2,192 - (3,921) 41,920 Balance at Transfer to Transfer to Cure from Cure from Acquisition / Closing balance Stage 3 Derecognition 12/31/2018 Stage 1 Stage 2 the Stage 1 the Stage 2 (Settlement) 12/31/2019 Individuals 18,047 - (977) 2,009 7,579 (9,710) 4,565 21,513 Corporate 9,674 (8) (1) 36 753 (868) (1,156) 8,430 Micro / Small and medium companies 5,869 (44) (483) 823 1,841 (2,011) (209) 5,786 Foreign loans - Latin America 5,981 (74) (731) 1,001 3,335 (1,710) (1,549) 6,253 Total 39,571 (126) (2,192) 3,869 13,508 (14,299) 1,651 41,982 Balance at Acquisition / Closing balance Consolidated 3 Stages Derecognition 12/31/2018 (Settlement) 12/31/2019 Individuals 212,564 (9,710) 37,636 240,490 Corporate 99,056 (868) 2,601 100,789 Micro / Small and medium companies 72,399 (2,011) 20,345 90,733 Foreign loans - Latin America 152,072 (1,710) 3,417 153,779 Total 536,091 (14,299) 63,999 585,791 (*) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.50

c) Expected credit loss Reconciliation of expected credit loss of loans and lease operations, segregated by stages: Balance at Transfer to Transfer to Cure from the Cure from the (Increase) / Closing balance Stage 1 (1) Derecognition 12/31/2019 Stage 2 Stage 3 Stage 2 Stage 3 Reversal 06/30/2020 Individuals (5,215) 517 115 (204) - - (779) (5,566) Corporate (506) 176 2 (14) (15) - (1,015) (1,372) Micro / Small and medium companies (1,092) 168 43 (112) (8) - (630) (1,631) Foreign loans - Latin America (1,353) 149 9 (42) (6) - (1,446) (2,689) Total (8,166) 1,010 169 (372) (29) - (3,870) (11,258) Balance at Transfer to Transfer to Cure from the Cure from the (Increase) / Closing balance Stage 2 Derecognition 12/31/2019 Stage 1 Stage 3 Stage 1 Stage 3 Reversal 06/30/2020 Individuals (2,811) 204 1,618 (517) (36) - (1,738) (3,280) Corporate (91) 14 35 (176) - - (570) (788) Micro / Small and medium companies (890) 112 314 (168) (32) - (413) (1,077) Foreign loans - Latin America (2,765) 42 227 (149) (117) - (1,843) (4,605) Total (6,557) 372 2,194 (1,010) (185) - (4,564) (9,750) Balance at Transfer to Transfer to Cure from the Cure from the (Increase) / Closing balance Stage 3 Derecognition 12/31/2019 Stage 1 Stage 2 Stage 1 Stage 2 Reversal 06/30/2020 Individuals (11,427) - 36 (115) (1,618) 6,302 (5,576) (12,398) Corporate (6,288) 15 - (2) (35) (790) 661 (6,439) Micro / Small and medium companies (2,567) 8 32 (43) (314) 922 (1,631) (3,593) Foreign loans - Latin America (2,503) 6 117 (9) (227) 52 (109) (2,673) Total (22,785) 29 185 (169) (2,194) 6,486 (6,655) (25,103) Balance at (Increase) / Closing balance Consolidated 3 Stages Derecognition (2) (3) 12/31/2019 Reversal at 06/30/2020 Individuals (19,453) 6,302 (8,093) (21,244) Corporate (6,885) (790) (924) (8,599) Micro / Small and medium companies (4,549) 922 (2,674) (6,301) Foreign loans - Latin America (6,621) 52 (3,398) (9,967) Total (37,508) 6,486 (15,089) (46,111) (1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2. (2) The increase in the Expected Credit Loss is related to the change in the macroeconomic scenario as from the second half of March 2020 and that impacted our provisioning model for expected loss (Note 33a). (3) Comprises Expected Credit Loss for Financial Guarantees Pledged R$ (1,223) (R$ (837) at 12/31/2019) and Commitments to be Released R$ (3,747) (R$ (3,303) at 12/31/2019). Reconciliation of expected credit loss of loans and lease operations, segregated by stages: Closing Balance at Transfer to Transfer to Cure from the Cure from the (Increase) / Stage 1 (1) Derecognition balance 12/31/2018 Stage 2 Stage 3 Stage 2 Stage 3 Reversal 12/31/2019 Individuals (3,892) 846 282 (264) - - (2,187) (5,215) Corporate (520) 59 1 (158) - - 112 (506) Micro / Small and medium companies (1,123) 225 72 (148) (10) - (108) (1,092) Foreign loans - Latin America (1,396) 258 18 (160) (40) - (33) (1,353) Total (6,931) 1,388 373 (730) (50) - (2,216) (8,166) Closing Balance at Transfer to Transfer to Cure from the Cure from the (Increase) / Stage 2 Derecognition balance 12/31/2018 Stage 1 Stage 3 Stage 1 Stage 3 Reversal 12/31/2019 Individuals (2,116) 264 3,117 (846) (155) - (3,075) (2,811) Corporate (549) 158 245 (59) - - 114 (91) Micro / Small and medium companies (603) 148 514 (225) (144) - (580) (890) Foreign loans - Latin America (1,183) 160 562 (258) (268) - (1,778) (2,765) Total (4,451) 730 4,438 (1,388) (567) - (5,319) (6,557) Closing Balance at Transfer to Transfer to Cure from the Cure from the (Increase) / Stage 3 Derecognition balance 12/31/2018 Stage 1 Stage 2 Stage 1 Stage 2 Reversal 12/31/2019 Individuals (8,417) - 155 (282) (3,117) 9,710 (9,476) (11,427) Corporate (8,231) - - (1) (245) 868 1,321 (6,288) Micro / Small and medium companies (2,873) 10 144 (72) (514) 2,011 (1,273) (2,567) Foreign loans - Latin America (2,606) 40 268 (18) (562) 1,710 (1,335) (2,503) Total (22,127) 50 567 (373) (4,438) 14,299 (10,763) (22,785) Closing Balance at (Increase) / Consolidated 3 Stages Derecognition (2) balance at 12/31/2018 Reversal (3) 12/31/2019 Individuals (14,425) 9,710 (14,738) (19,453) Corporate (9,300) 868 1,547 (6,885) Micro / Small and medium companies (4,599) 2,011 (1,961) (4,549) Foreign loans - Latin America (5,185) 1,710 (3,146) (6,621) Total (33,509) 14,299 (18,298) (37,508) (1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2. (2) Change in macroeconomic scenarios used gave rise, in the fourth quarter, to a reversal of the Provision for Expected Loss in the amount of R$ 8. (3) Comprises expected credit loss for financial guarantees pledged R$ (837) (R$ (1,191) at 12/31/2018) and Commitments to be Released R$ (3,303) (R$ (2,601) at 12/31/2018). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.51

0 d) Lease operations - Lessor Finance leases are composed of vehicles, machines, equipment and real estate in Brazil and abroad. The analysis of portfolio maturities is presented below: 06/30/2020 12/31/2019 Payments Future financial Present Payments Future financial Present receivable income value receivable income value Current 2,192 (509) 1,683 1,899 (421) 1,478 Up to 1 year 2,192 (509) 1,683 1,899 (421) 1,478 Non-current 10,322 (3,053) 7,269 8,613 (2,640) 5,973 From 1 to 2 years 1,785 (498) 1,287 1,535 (439) 1,096 From 2 to 3 years 1,408 (419) 989 1,223 (368) 855 From 3 to 4 years 1,150 (354) 796 982 (310) 672 From 4 to 5 years 1,162 (333) 829 1,001 (287) 714 Over 5 years 4,817 (1,449) 3,368 3,872 (1,236) 2,636 Total 12,514 (3,562) 8,952 10,512 (3,061) 7,451 Financial lease revenues are composed of: 04/01 to 04/01 to 01/01 to 01/01 to 06/30/2020 06/30/2019 06/30/2020 06/30/2019 Financial Income 158 164 324 305 Variable payments 9 8 21 17 Total 167 172 345 322 e) Operations of securitization or transfer and acquisition of financial assets ITAÚ UNIBANCO HOLDING carried out operations of securitization or transfer of financial assets in which there was retention of credit risks of financial assets transferred under co-obligation covenants. Thus, these credits are still recorded in the Consolidated Balance Sheet and are represented as follows: 06/30/2020 12/31/2019 Assets Liabilities (*) Assets Liabilities (*) Nature of operation Book Book Book Book Fair value Fair value Fair value Fair value value value value value Mortgage loan 500 521 499 517 1,305 1,352 1,303 1,349 Working capital 1,074 1,075 1,092 1,093 1,211 1,213 1,207 1,208 Other - - - - - - 1 1 Total 1,574 1,596 1,591 1,610 2,516 2,565 2,511 2,558 (*) Under Other liabilities. From 01/01 to 06/30/2020 operations of transfer of financial assets with no retention of risks and benefits generated impact on the result of R$ 91, net of the Allowance for Loan Losses (R$ 53 from 01/01 to 06/30/2019). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.52

Note 11 - Investments in associates and joint ventures a) The following table presents non-material individual investments of ITAU UNIBANCO HOLDING: 0613012020 01101 to 0613012020 Other Investment Equity in Total Income com pre he nsive earnings income Associates <a> 14,921 684 (16) 668 Joint ventures (b ) 231 (80) (80) Total 15,152 604 (16) 588 1213112019 01101 to 0613012019 Other Investment Equity in Total Income com pre he nsive earnings income Associates <a> 14,870 633 3 636 Joint ventures (b ) 227 (56) (56) Total 15,097 577 3 580 (a) At 0613012020, this includes interest in total capital and voting capital ofthe folkN!ing corrpanies: XP Inc. (46.05% total capital and 32.49% voting caplal; 46.05% total capital and 32.49% vding caplal at 12131/l019); Pnlvaler SA. (52.57% total caplal and 42.49% voting capla~ 52.67% total caplal and 42.49% voting caplal at 12131/l019); Porto Seguro /tali Unibanco Participa¢es S.A. (42.93% total and vding caplal; 42.93% at 12131/l019); BSF Holding SA. (49% total and voting caplal; 49% at 12131/2019); Gestora de lnteligencia de CrtidiiD S.A. (20% total and voting capital; 20% at 12131/2019), Corrpaiiia Uruguaya de Medios de Procesamiento S.A. (31.93% total and voting caplal; 31.93% at 12131/l019); Rias Redbanc S.A. (25% total and voting caplal; 25% at 12131/l019); Kinea Private Equity lnvestimentos SA. (80% total capital and 49% vding caplal; 80% tdal capital and 49% vding capital at 12131/2019) and Tecnologa Bancaria S.A. (28.95% total and voting capital; and 28.95% at 12131/2019). As from April 20, 2020, /TAU UN/BANCO HOLDING does not exercise siglificart influence m IRB-Brasil Resseguros S.A., so that its ownership interest is no longer classified as associate and started being classified as Financial Asset at Fair Value throu9h other ConfJrehensive Income. (b) At 06!3012020, this includes interest in total and voting capital of the following companies: Olimpia Promor;ao e Servir;os S.A. (50% total and voting capital; 50% at 1213112019); ConectCar Solur;oes de Mobilidade Eletronica S.A. (50% total and voting capital; 50% at 1213112019) and includes result not arising from subsidiaries’ net income. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.53

Note 12 – Lease - Lessee ITAÚ UNIBANCO HOLDING is the lessee mainly of properties for use in its operations, which include renewal options and restatement clauses. During the period ended June 30, 2020, total cash outflow with lease amounted to R$ 617. Lease agreements in the amount of R$ 156 were renewed. There are no relevant sublease agreements. Total liabilities in accordance with remaining contractual maturities, considering their undiscounted flows, presented below: 06/30/2020 12/31/2019 Up to 3 months 350 320 3 months to 1 year 1,003 886 From 1 to 5 years 2,753 2,457 Over 5 years 1,820 1,135 Total Financial Liability 5,926 4,798 Lease amounts recognized in the Consolidated Statement of Income: 04/01 to 04/01 to 01/01 to 01/01 to 06/30/2020 06/30/2019 06/30/2020 06/30/2019 Sublease revenues 2 7 6 11 Depreciation expenses (314) (270) (637) (534) Interest expenses (44) (70) (118) (164) Lease expenses for low value assets (22) (20) (43) (38) Variable expenses not include in lease liabilities (15) (21) (33) (41) Total (393) (374) (825) (766) In the period from 01/01 to 06/30/2020, there was no impairment adjustment (01/01 to 06/30/2019 there was an impairment adjustment of R$ (113)), recorded under the heading General and Administrative Expenses. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.54

Note 13 - Fixed assets Real estate Other fixed assets Fixed assets Other Fixed Assets (1) under Land Buildings Improvements Installations Furniture and Data processing (communication, Total construction equipment systems security and transportation) Annual depreciation rates 4% 10% 10% to 20% 10% to 20% 20% to 50% 10% to 20% Cost Balance at 12/31/2019 734 1,099 3,065 2,560 1,729 1,260 9,564 1,335 21,346 Acquisitions 208 1 2 27 37 16 319 61 671 Disposals (35) (25) (54) (122) (8) (19) (217) (12) (492) Exchange variation - 5 20 166 23 75 140 12 441 Transfers (124) - 58 56 10 - - - -Other (2) 11 8 (55) 23 (5) 55 (1,995) 12 (1,946) Balance at 06/30/2020 794 1,088 3,036 2,710 1,786 1,387 7,811 1,408 20,020 Depreciation Balance at 12/31/2019 - - (1,823) (1,755) (1,147) (909) (7,536) (983) (14,153) Depreciation expenses - - (39) (113) (66) (41) (383) (62) (704) Disposals - - 43 115 5 18 180 11 372 Exchange variation - - (7) (95) (15) (51) (106) (11) (285) Other (2) - - 6 (17) 5 (44) 1,653 (13) 1,590 Balance at 06/30/2020 - - (1,820) (1,865) (1,218) (1,027) (6,192) (1,058) (13,180) Impairment Balance at 12/31/2019 - - - - - - (27) - (27) Increase - - - - - - - - -Disposals - - - - - - - - -Balance at 06/30/2020 - - - - - - (27) - (27) Book value Balance at 06/30/2020 794 1,088 1,216 845 568 360 1,592 350 6,813 (1) The contractual commitments for purchase of the fixed assets totaled R$ 52 achievable by 2020 (Note 32b 3.2 - Off balance commitments). (2) Includes the total amount of R$ 24 related to the hyperinflationary adjustment for Argentina. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.55

Real estate Other fixed assets Fixed assets Other Fixed Assets under Furniture and Data processing (communication, Total Land Buildings Improvements Installations (1) construction equipment systems security and transportation) Annual depreciation rates 4% 10% 10% to 20% 10% to 20% 20% to 50% 10% to 20% Cost Balance at 12/31/2018 556 1,084 3,111 2,487 1,988 1,209 9,328 1,253 21,016 Acquisitions 473 14 38 60 10 68 868 90 1,621 Disposals - (8) (30) (97) (10) (7) (534) (5) (691) Exchange variation (1) - (6) (16) (6) (12) (34) (1) (76) Transfers (278) - 107 130 27 - 14 - -Other (2) (16) 9 (155) (4) (280) 2 (78) (2) (524) Balance at 12/31/2019 734 1,099 3,065 2,560 1,729 1,260 9,564 1,335 21,346 Depreciation Balance at 12/31/2018 - - (1,929) (1,670) (1,290) (834) (7,128) (863) (13,714) Depreciation expenses - - (79) (191) (136) (87) (1,043) (126) (1,662) Disposals - - 21 94 8 6 483 4 616 Exchange variation - - 5 8 4 6 21 1 45 Other (2) - - 159 4 267 - 131 1 562 Balance at 12/31/2019 - - (1,823) (1,755) (1,147) (909) (7,536) (983) (14,153) Impairment Balance at 12/31/2018 - - - - - - - - -Increase - - - - - - (27) - (27) Disposals - - - - - - - - - Balance at 12/31/2019 - - - - - - (27) - (27) Book value Balance at 12/31/2019 734 1,099 1,242 805 582 351 2,001 352 7,166 (1) Includes financial lease contracts, mainly related to data processing equipment, which are accounted for as financial lease operations. Assets and the liabilities are recognized in the Financial Statements. (2) Includes the total amount of R$ 67 related to the hyperinflationary adjustment for Argentina. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.56

Note 14 - Goodwill and Intangible assets Intangible assets (1) Goodwill and Association for the intangible from promotion and offer Internally developed Other intangible Total acquisition Software Acquired (2) of financial products software assets and services Annual amortization rates 8% 20% 20% 10% to 20% Cost Balance at 12/31/2019 11,158 2,518 5,899 5,716 2,971 28,262 Acquisitions 280 - 506 834 252 1,872 Rescissions / disposals - - (87) - (23) (110) Exchange variation 1,730 247 679 - 231 2,887 Other (4) - (8) (11) - - (19) Balance at 06/30/2020 13,168 2,757 6,986 6,550 3,431 32,892 Amortization Balance at 12/31/2019 - (1,057) (3,206) (2,497) (1,242) (8,002) Amortization expense (3) - (115) (370) (400) (220) (1,105) Rescissions / disposals - - 87 - 22 109 Exchange variation - (99) (336) - (190) (625) Other (4) - 4 (7) (11) (3) (17) Balance at 06/30/2020 - (1,267) (3,832) (2,908) (1,633) (9,640) Impairment (Note 2.4h) Balance at 12/31/2019 - - (171) (370) - (541) Increase (5,291) (758) - - - (6,049) Disposals - - - - - - Balance at 06/30/2020 (5,291) (758) (171) (370) - (6,590) Book value Balance at 06/30/2020 7,877 732 2,983 3,272 1,798 16,662 (1) The contractual commitments for the purchase of the new intangible assets totaled R$ 91 achievable by 2020. (2) Includes amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits. (3) Amortization expenses related to the rights for acquisition of payrolls and associations, in the amount of R$ (316) (R$ (249) from 01/01 to 06/30/2019) are disclosed in the General and administrative expenses (Note 23). (4) Includes the total amount of R$ 7 related to the hyperinflationary adjustment for Argentina. ITAÚ UNIBANCO HOLDING recognized impairment adjustments of intangible assets related to the Itaú Corpbanca’s business combination. It considered the value in use for Cash Generating Units (CGU) in Chile and Colombia and the cash flow was based on the result for June 2020 and internal projects of result until 2025. The adjustment of recoverable amount results from economic conditions at June 30, 2020, of Itaú Corpbanca’s market capitalization, discount rates applicable and other changes in variables triggered by the current uncertain macroeconomic condition that, when combined, resulted in an amount of CGU lower than their book values. The discount rate adopted for the impairment test was determined at the cost of capital based on the CAPM model. Impairment was recognized in the Consolidated Statement of Income under General and administrative expenses (Note 23). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.57

Intangible assets (1) Goodwill and Association for the intangible from promotion and offer Software Acquired Internally developed Other intangible Total acquisition of financial products software assets (2) and services Annual amortization rates 8% 20% 20% 10% to 20% Cost Balance at 12/31/2018 11,464 2,529 5,247 4,529 2,360 26,129 Acquisitions - - 789 1,187 715 2,691 Rescissions / disposals (26) (4) (93) - (130) (253) Exchange variation (285) 22 (84) - 6 (341) Other (4) 5 (29) 40 - 20 36 Balance at 12/31/2019 11,158 2,518 5,899 5,716 2,971 28,262 Amortization Balance at 12/31/2018 (26) (867) (2,501) (1,823) (1,015) (6,232) Amortization expense (3) - (218) (675) (674) (332) (1,899) Rescissions / disposals 26 4 28 - 130 188 Exchange variation - (5) 45 - (13) 27 Other (4) - 29 (103) - (12) (86) Balance at 12/31/2019 - (1,057) (3,206) (2,497) (1,242) (8,002) Impairment (Note 2.4h) Balance at 12/31/2018 - - (225) (343) - (568) Incresase - - (4) (27) - (31) Disposals - - 58 - - 58 Balance at 12/31/2019 - - (171) (370) - (541) Book value Balance at 12/31/2019 11,158 1,461 2,522 2,849 1,729 19,719 (1) The contractual commitments for the purchase of the new intangible assets totaled R$ 273 achievable by 2020. (2) Includes amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits. (3) Amortization expenses related to the rights for acquisition of payrolls and associations, in the amount of R$ (519) (R$ (452) from 01/01 to 12/31/2018) are disclosed in the General and administrative expenses (Note 23). (4) Includes the total amount of R$ 3 related to the hyperinflationary adjustment for Argentina. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.58

Note 15 - Deposits 06/30/2020 12/31/2019 Current Non-current Total Current Non-current Total Interest-bearing deposits 365,595 242,791 608,386 251,882 172,863 424,745 Time deposits 198,101 241,696 439,797 104,458 172,708 277,166 Interbank 3,739 1,095 4,834 2,866 155 3,021 Savings deposits 163,755 - 163,755 144,558 - 144,558 Non-interest bearing deposits 118,811 - 118,811 82,315 - 82,315 Demand deposits 118,787 - 118,787 82,306 - 82,306 Others Deposits 24 - 24 9 - 9 Total 484,406 242,791 727,197 334,197 172,863 507,060 Note 16 – Financial liabilities designated at fair value through profit or loss 06/30/2020 12/31/2019 Current Non-current Total Current Non-current Total Structured notes Shares 4 - 4 11 - 11 Debt securities 29 139 168 38 152 190 Total 33 139 172 49 152 201 The effect of credit risk of these instruments is not significant at 06/30/2020 and 12/31/2019. Shares and debt securities do not have a defined amount on maturity, since they vary according to stock market quotation and an exchange variation component, respectively. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.59

Note 17 – Securities sold under repurchase agreements and interbank and institutional market funds a) Securities sold under repurchase agreements The table below shows the breakdown of funds: 06/30/2020 12/31/2019 Interest rate (p.a.) Non- Non- Current Total Current Total current current Assets pledged as collateral 23,401 882 24,283 67,065 2,696 69,761 Government securities 2.09% to 95% of CDI 15 - 15 46,271 - 46,271 Corporate debt securities 40% of CDI to 85% of CDI 20,214 - 20,214 17,665 - 17,665 Own issue 2.25% to 16.40% 2,815 577 3,392 2,831 2,427 5,258 Foreign 0.02% to 2.20% 357 305 662 298 269 567 Assets received as collateral 1.00% to 2.15% 192,509 - 192,509 140,004 - 140,004 Right to sell or repledge the collateral 0.01% to 10.00% 28,369 57,230 85,599 16,807 30,011 46,818 Total 244,279 58,112 302,391 223,876 32,707 256,583 b) Interbank market funds 06/30/2020 12/31/2019 Interest rate (p.a.) Non- Non- Current Total Current Total current current Financial bills 3.72% to 17.28% 18,172 30,882 49,054 20,829 44,604 65,433 Real state credit bills 3.64% to 11.83% 1,883 1,083 2,966 6,194 1,441 7,635 Agribusiness credit bills 1.39 to 15% 14,359 6,082 20,441 14,543 6,661 21,204 Guaranteed real state notes 3.98% to 7.24% - 7,456 7,456 - 4,320 4,320 Import and export financing 0% to 9.60% 71,488 11,964 83,452 59,810 4,812 64,622 On-lending-domestic 0% to 18% 3,920 7,774 11,694 3,863 7,785 11,648 Total 109,822 65,241 175,063 105,239 69,623 174,862 Funding for import and export financing represents credit facilities available for financing of imports and exports of Brazilian companies, in general denominated in foreign currency. c) Institutional market funds 06/30/2020 12/31/2019 Interest rate (p.a.) Non- Non- Current Total Current Total current current Subordinated debt (1) LIBOR to IGPM + 4.34% 6,986 67,852 74,838 4,098 55,364 59,462 Obligations on securities abroad -2.05% to 30.13% 7,847 56,096 63,943 9,162 34,510 43,672 Raisings through Structured Operations Certificates (2) 0.30% to 11.72% 619 488 1,107 575 535 1,110 Total 15,452 124,436 139,888 13,835 90,409 104,244 (1) At 06/30/2020, the amount of R$ 42,580 (R$ 36,627 at 12/31/2019) is included in the Reference Equity, under the proportion defined by CMN Resolution No. 4,192, on March 01, 2013. (2) At 06/30/2020, the fair value of raisings through Structured Operations Certificates issued is R$ 1,170 (R$ 1,204 at 12/31/2019). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.60

Note 18 - Other assets and liabilities a) Other assets 06/30/2020 12/31/2019 Non- Non- Current Total Current Total current current Financial 74,369 12,196 86,565 87,498 7,254 94,752 Receivables from credit card issuers 32,722 - 32,722 42,395 - 42,395 Deposits in guarantee for contingent liabilities, provisions and legal obligations (Note 29e) 1,387 11,777 13,164 7,990 6,530 14,520 Trading and intermediation of securities 26,319 398 26,717 26,544 207 26,751 Income receivable 3,294 7 3,301 3,236 - 3,236 Operations without credit granting characteristics, net of provisions 4,218 5 4,223 3,612 5 3,617 Insurance and reinsurance operations 1,190 8 1,198 836 511 1,347 Net amount receivables from reimbursement of provisions (Note 29d) 941 - 941 978 - 978 Deposits in guarantee of fund raisings abroad 3,716 1 3,717 1,864 1 1,865 Foreign exchange portfolio 440 - 440 - - -Other 142 - 142 43 - 43 Non-financial 9,309 6,695 16,004 9,323 5,368 14,691 Sundry foreign 775 12 787 639 7 646 Prepaid expenses 2,593 1,543 4,136 3,288 1,038 4,326 Sundry domestic 2,465 6 2,471 2,916 9 2,925 Assets of post-employment benefit plans (Note 26e) - 701 701 - 717 717 Lease right-of-use 98 4,433 4,531 211 3,597 3,808 Other 3,378 - 3,378 2,269 - 2,269 b) Other liabilities 06/30/2020 12/31/2019 Non- Non- Current Total Current Total current current Financial 86,121 4,761 90,882 113,092 3,989 117,081 Credit card operations 66,758 - 66,758 87,361 - 87,361 Trading and intermediation of securities 13,993 157 14,150 18,062 65 18,127 Foreign exchange portfolio - - - 1,245 - 1,245 Finance leases 101 4,604 4,705 207 3,924 4,131 Other 5,269 - 5,269 6,217 - 6,217 Non-financial 37,139 2,363 39,502 26,275 2,063 28,338 Funds in transit 15,416 122 15,538 10,573 11 10,584 Charging and collection of taxes and similar 5,483 - 5,483 335 - 335 Social and statutory 3,480 35 3,515 5,057 32 5,089 Deferred income 3,237 - 3,237 2,686 - 2,686 Sundry domestic 2,697 178 2,875 2,118 79 2,197 Personnel provision 2,057 92 2,149 1,569 75 1,644 Provision for sundry payments 2,350 91 2,441 1,761 63 1,824 Obligations on official agreements and rendering of payment services 1,264 - 1,264 1,114 - 1,114 Liabilities from post-employment benefit plans (Note 26e) - 1,838 1,838 - 1,800 1,800 Other 1,155 7 1,162 1,062 3 1,065 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.61

Note 19 – Stockholders’ equity a) Capital Capital is represented by 9,804,135,348 book-entry shares with no par value, of which 4,958,290,359 are common shares and 4,845,844,989 are preferred shares with no voting rights, but with tag-along rights in a public offering of shares, in an eventual transfer of control, assuring them a price equal to eighty per cent (80%) of the amount paid per voting share in the controlling block, and a dividend at least equal to that of the common shares. The breakdown and change in shares of paid-in capital in the beginning and end of the period are shown below: 06/30/2020 Number Amount Residents in Brazil at 12/31/2019 4,931,023,416 Common 1,665,657,332 Preferred 6,596,680,748 Total 65,366 Residents abroad at 12/31/2019 27,266,9433,180,187,657 3,207,454,600 31,782 Shares of capital stock at 12/31/2019 4,958,290,359 4,845,844,989 9,804,135,348 97,148 Shares of capital stock at 06/30/2020 4,958,290,359 4,845,844,989 9,804,135,348 97,148 Residents in Brazil at 06/30/2020 4,921,238,068 1,897,361,358 6,818,599,426 67,565 Residents abroad at 06/30/2020 37,052,291 2,948,483,631 2,985,535,922 29,583 Treasury shares at 12/31/2019 (1) - 58,533,585 58,533,585 (1,274) Result from delivery of treasury shares - (16,854,276) (16,854,276) 367 Treasury shares at 06/30/2020 (1) - 41,679,309 41,679,309 (907) Outstanding shares at 06/30/2020 4,958,290,359 4,804,165,680 9,762,456,039 Outstanding shares at 12/31/2019 4,958,290,359 4,787,311,404 9,745,601,763 12/31/2019 Number Amount Common Preferred Total Residents in Brazil at 12/31/2018 4,928,076,320 1,609,055,166 6,537,131,486 64,776 Residents abroad at 12/31/2018 30,214,0393,236,789,823 3,267,003,862 32,372 Shares of capital stock at 12/31/2018 4,958,290,359 4,845,844,989 9,804,135,348 97,148 Shares of capital stock at 12/31/2019 4,958,290,359 4,845,844,989 9,804,135,348 97,148 Residents in Brazil at 12/31/2019 4,931,023,416 1,665,657,332 6,596,680,748 65,366 Residents abroad at 12/31/2019 (1) 27,266,943 3,180,187,657 3,207,454,600 31,782 Treasury shares at 12/31/2018 - 83,614,426 83,614,426 (1,820) Result from delivery of treasury shares - (25,080,841) (25,080,841) 546 Treasury shares at 12/31/2019 (1) - 58,533,585 58,533,585 (1,274) Outstanding shares at 12/31/2019 4,958,290,359 4,787,311,404 9,745,601,763 Outstanding shares at 12/31/2018 4,958,290,359 4,762,230,563 9,720,520,922 (1) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation of replacement in the market. Below is the average cost of treasury shares and their market price in reais. In 2020, there was none acquisition of treasury shares. 06/30/2020 Cost / market value Common Preferred Average cost - 21.76 Market value at 06/30/2020 24.00 25.45 12/31/2019 Cost / market value Common Preferred Average cost - 21.76 Market value at 12/31/2019 32.03 37.10 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.62

b) Dividends Shareholders are entitled to a mandatory minimum dividend in each fiscal year, corresponding to 25% of adjusted net income, as set forth in the Bylaws. Common and preferred shares participate equally in income distributed, after common shares have received dividends equal to the minimum annual priority dividend payable to preferred shares (R$ 0.022 non-cumulative per share). ITAÚ UNIBANCO HOLDING monthly advances the mandatory minimum dividend, using the share position of the last day of the previous month as the calculation basis, and the payment made on the first business day of the subsequent month in the amount of R$ 0.015 per share. l - Calculation of dividends and interest on capital 06/30/2020 06/30/2019 Statutory net income 6,715 13,505 Adjustments: (-) Legal reserve - 5% (336) (675) Dividend calculation basis 6,379 12,830 Minimun mandatory dividend - 25% 1,595 3,207 Dividends and Interest on Capital Paid / Accrued 1,595 8,543 ll - Stockholders’ compensation 06/30/2020 Gross value WHT (With Value Net per share (R$) holding tax) Paid / prepaid - Dividends - 5 monthly installments from February to June 2020 0.015 732 - 732 Accrued (Recorded in Other Liabilities) 663 (78) 585 Dividends - 1 monthly installment paid on 07/01/2020 0.015 146 - 146 Interest on capital 0.045 517 (78) 439 Total from 01/01 to 06/30/2020 1,395 (78) 1,317 06/30/2019 Gross value WHT (With Value Net per share (R$) holding tax) Paid / prepaid - Dividends - 5 monthly installments from February to June 2019 0.015 730 - 730 Accrued (Recorded in Other Liabilities) 2,477 - 2,477 Dividends - 1 monthly installment paid on 07/01/2019 0.015 146 - 146 Dividends accrued 0.239 2,331 - 2,331 Identified in Profit Reserve In Stockholders’ Equity 0.548 5,336 - 5,336 Total from 01/01 to 06/30/2019 8,543 - 8,543 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.63

c) Capital reserves and profit reserves l - Additional paid-in capital Additional paid-in capital corresponds to: (i) the difference between the sale price of treasury shares and the average cost of such shares, and (ii) the yield expenses recognized in accordance with the stock option plan and variable compensation. ll - Appropriated reserves 06/30/2020 12/31/2019 Capital reserves 285 285 Premium on subscription of shares 284 284 Reserves from tax incentives, restatement of equity securities and other 1 1 Profit reserves 8,008 12,663 Legal (1) 11,662 11,326 Statutory (2) 7,863 3,043 Corporate reorganizations (Note 2.4 a IV) (11,517) (11,517) Special profit reserves (3) - 9,811 Total reserves at parent company 8,293 12,948 (1) Its purpose is to ensure the integrity of capital, compensate loss or increase capital. (2) Its main purpose is to ensure the yield flow to shareholders. (3) Refers to Dividends or Interest on Capital declared after 06/30/2020 and 12/31/2019. lll - Unappropriated reserves Refers to balance of net income remaining after the distribution of dividends and appropriations to statutory reserves in the statutory accounts of ITAÚ UNIBANCO HOLDING. d) Non-controlling interests Stockholders’ equity Income 01/01 to 01/01 to 06/30/2020 12/31/2019 06/30/2020 06/30/2019 Itaú CorpBanca 9,813 11,270 (3,536) 222 Itaú CorpBanca Colômbia S.A. 503 406 15 20 Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento 517 446 71 52 Luizacred S.A. Soc. Cred. Financiamento Investimento 313 295 17 (4) Other 106 123 26 29 Total 11,252 12,540 (3,407) 319 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.64

Note 20 – Share-based payment ITAÚ UNIBANCO HOLDING and its subsidiaries have share-based payment plans aimed at involving its management members and employees in the medium and long term corporate development process. The grant of these benefits is only made in years in which there are sufficient profits to permit the distribution of mandatory dividends, limiting dilution to 0.5% of the total shares held by the controlling and minority stockholders at the balance sheet date. These programs are settled through the delivery of ITUB4 treasury shares to stockholders. Expenses on share-based payment plans are presented in the table below: 04/01 to 04/01 to 01/01 to 01/01 to 06/30/2020 06/30/2019 06/30/2020 06/30/2019 Partner Plan (45) (50) (97) (146) Share-based plan (108) (106) (200) (217) Total (153) (156) (297) (363) l – Partner Plan The program enables employees and managers of ITAÚ UNIBANCO HOLDING to invest a percentage of their bonus to acquire shares and share-based instruments. There is a lockup period of from three to five years, counted from the initial investment date, and the shares are thus subject to market price variations. After complying with the preconditions outlined in the program, beneficiaries are entitled to receive shares as consideration, in accordance with the number of shares indicated in the regulations. The acquisition price of shares and share-based instruments is established every six months as the average of the share price over the last 30 days, which is performed on the seventh business day prior to the remuneration grant date. The fair value of the consideration in shares is the market price at the grant date, less expected dividends. Change in the Partner Program 01/01 to 01/01 to 06/30/2020 06/30/2019 Quantity Quantity Opening balance 39,305,211 48,871,182 New 10,473,405 8,096,700 Delivered (11,408,109) (15,627,167) Cancelled (809,645) (865,922) Closing balance 37,560,862 40,474,793 Weighted average of remaining contractual life (years) 2.20 2.11 Market value weighted average (R$) 23.37 25.49 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.65

II- Variable compensation    In this plan, 50% of variable compensation of managers is paid in cash and 50% is paid in shares for a period of three years. Shares are delivered on a deferred basis, of which one-third per year, will be contingent upon the executive’s permancence in the institution. The deferred unpaid portions may be reversed proportionally to a significant reduction in the recurring income realized or the negative income for the period. Management members become eligible for the receipt of these benefits according to individual performance, business performance or both. The benefit amount is established according to the activities of each management member who should meet at least the performance and conduct requirements. The fair value of the share is the market price at its grant date. Change in share-based variable compensation 01/01 to 01/01 to 06/30/2020 06/30/2019 Quantity Quantity Opening balance 20,220,934 25,016,145 New 13,463,678 9,791,483 Delivered (10,574,321) (14,236,717) Cancelled (185,621) (57,273) Closing balance 22,924,670 20,513,638 Market value weighted average (R$) 33.52 37.55 Ill – Stock Option Plan (Simple Options) ITAÚ UNIBANCO HOLDING had a Stock Option Plan (“Simple Options”), which was discontinued, and the last options were vested in 2019. Simple options have the following characteristics: a) Exercise price: calculated as the average prices of shares in the three months of the year prior to the grant date. The prices determined are inflation-adjusted to the last business day of the month prior to the option exercise date in line with the IGP-M inflation index or, in its absence, an index to be determined internally, and must be paid according to the regulations for the settlement of trading on B3. b) Vesting period: determined upon issue, from one to seven years, counted from the grant date. The vesting period is normally five years. Change in the Simple options plan 01/01 to 06/30/2020 01/01 to 06/30/2019 Weighted average Weighted average Quantity Quantity exercise price exercise price Opening balance - - 3,089,599 22.30 Options vested at the end of the period - - 3,089,599 22.30 Options: Canceled / Forfeited (*) - - (15,590) 29.51 Exercised - - (616,527) 21.95 Closing balance - - 2,457,482 22.79 Options vested at the end of the period - - 2,457,482 22.79 Range of exercise prices - 22.79 Weighted average of the remaining contractual life (in years) - 0.50 Market value weighted average (R$) - 36.85 (*) Refers to non-vesting based on the beneficiary’s decision. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.66

Note 21 - Interest and similar income and expense and net gain (loss) on investment securities and derivatives a) Interest and similar income of financial assets at amortized cost and at fair value through other comprehensive income 04/01 to 04/01 to 01/01 to 01/01 to 06/30/2020 06/30/2019 06/30/2020 06/30/2019 Compulsory deposits in the Central Bank of Brazil 577 1,264 1,400 2,524 Interbank deposits 152 350 638 522 Securities purchased under agreements to resell 3,209 4,371 6,866 8,873 Financial assets at fair value through other comprehensive income 3,637 2,341 9,383 4,727 Financial assets at amortized cost 863 679 1,565 1,377 Loan operations 18,952 20,110 43,472 39,053 Other financial assets 130 72 (216) 303 Total 27,520 29,187 63,108 57,379 b) Interest and similar expense 04/01 to 04/01 to 01/01 to 01/01 to 06/30/2020 06/30/2019 06/30/2020 06/30/2019 Deposits (4,204) (4,935) (9,545) (9,399) Securities sold under repurchase agreements (4,385) (6,086) (7,060) (11,745) Interbank market funds (5,501) (2,305) (29,731) (5,416) Institutional market funds (1,961) (1,807) (4,235) (3,354) Financial expense from technical provisions for insurance and private pension (5,244) (5,197) (437) (9,109) Other (48) (30) (79) (61) Total (21,343) (20,360) (51,087) (39,084) c) Adjustment to Fair Value of Financial Assets and Liabilities 04/01 to 04/01 to 01/01 to 01/01 to 06/30/2020 06/30/2019 06/30/2020 06/30/2019 Financial assets at fair value through profit or loss 2,712 2,048 (1,568) 3,082 Derivatives (*) (2,052) (986) (4,738) (367) Financial assets designated at fair value through profit or loss 101 103 (383) 79 Financial assets at fair value through other comprehensive income 1,151 492 873 451 Financial liabilities designated at fair value 2 (12) 54 (17) Total 1,914 1,645 (5,762) 3,228 (*) Includes the ineffective derivatives portion related to hedge accounting. During the period ended 06/30/2020, ITAÚ UNIBANCO HOLDING recognized R$ (663) Expected Losses (R$ 727 at 06/30/2019), with loss of R$ (29) for Financial Assets – Fair Value through Other Comprehensive Income (R$ (1) at 06/30/2019) and loss of R$ (634) for Financial Assets – Amortized Cost (R$ 728 at 06/30/2019). Note 22 - Commissions and Banking Fees 04/01 to 04/01 to 01/01 to 01/01 to 06/30/2020 06/30/2019 06/30/2020 06/30/2019 Credit and Debit Cards 2,973 3,852 6,667 7,719 Current Account Services 1,943 1,928 3,996 3,899 Asset Management 1,645 1,400 3,499 2,715 Funds 1,503 1,260 3,191 2,424 Consortia 142 140 308 291 Credit Operations and Financial Guarantees Provided 525 639 1,130 1,227 Credit Operations 185 283 448 537 Financial Guarantees Provided 340 356 682 690 Collection Services 437 455 911 898 Advisory Services and Brokerage 476 514 1,249 860 Custody Services 135 116 272 233 Other 510 517 1,002 1,009 Total 8,644 9,421 18,726 18,560 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.67

Note 23 - General and administrative expenses 04/01 to 04/01 to 01/01 to 01/01 to 06/30/2020 06/30/2019 06/30/2020 06/30/2019 Personnel expenses (6,057) (6,371) (12,026) (12,464) Compensation (2,472) (2,405) (4,836) (4,889) Employees’ profit sharing (978) (1,200) (1,962) (2,342) Welfare benefits (1,024) (959) (2,003) (1,899) Provision for labor claims and Dismissals (698) (885) (1,457) (1,441) Payroll charges (805) (811) (1,584) (1,617) Share-based compensation plan (Note 20) (45) (50) (97) (146) Training (17) (40) (42) (88) Other (18) (21) (45) (42) Administrative expenses (4,821) (4,003) (8,482) (7,819) Third party services (1,209) (1,158) (2,346) (2,200) Data processing and telecommunications (956) (1,082) (1,877) (2,152) Installations (507) (544) (949) (1,020) Advertising, promotions and publicity (227) (337) (488) (620) Financial services expenses (213) (185) (440) (387) Security (183) (189) (355) (382) Transportation (88) (93) (182) (181) Materials (120) (83) (188) (169) Travel expenses (13) (69) (65) (120) Other (1) (1,305) (263) (1,592) (588) Depreciation and Amortization (1,237) (1,128) (2,448) (2,261) Other expenses (8,170) (2,528) (10,235) (4,968) Selling - credit cards (840) (1,165) (2,186) (2,418) Claims losses (198) (181) (410) (396) Loss on sale of other assets, fixed assets and investments in associates and joint ventures (112) (162) (236) (346) Provision for tax proceedings and legal obligations (Note 29) (202) (145) (422) (158) Provision for tax and social security lawsuits (69) (137) 424 (265) Refund of interbank costs (64) (75) (128) (140) Impairment (2) (5,906) - (5,906) -Other (779) (663) (1,371) (1,245) Total (20,285) (14,030) (33,191) (27,512) (1) At 06/30/2020 comprises R$ 1,047 related to donations for the initiative “Todos pela Saúde” (Note 33a). (2) The effects of impairment of goodwill and intangible assets of Itaú Corpbanca, net of tax effects and ownership interest of non-controlling shareholders total R$ (1,452). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.68

Note 24 – Taxes ITAÚ UNIBANCO HOLDING and each one of its subsidiaries calculate separately, in each fiscal year, Income Tax and Social Contribution on Net Income. Taxes are calculated at the rates shown below and consider, for effects of respective calculation bases, the legislation in force applicable to each charge. Income tax 15.00% Additional income tax 10.00% Social contribution on net income (*) 20.00% (*) Constitutional Amendment (EC) No. 103/2019: disseminated on November 12, 2019, it provides for the Social Security and other matters, also addressing the increase of the tax rate of Social Contribution on Net Income for banks set forth in item I of paragraph 1 of article 1 of Supplementary Law No. 105, of January 10, 2001, that was changed to 20% as from March 1, 2020. For the other financial subsidiaries and equivalent companies, the tax rate remains at 15%, and for the non-financial ones at 9%. a) Expenses for taxes and contributions Breakdown of income tax and social contribution calculation: 04/01 to 04/01 to 01/01 to 01/01 to Due on operations for the period 06/30/2020 06/30/2019 06/30/2020 06/30/2019 Net income / (loss) before income tax and social contribution (4,235) 9,591 (13,522) 19,129 Charges (income tax and social contribution) at the rates in effect 1,906 (3,836) 6,085 (7,652) Increase / decrease in income tax and social contribution charges arising from: Share of profit or (loss) of associates and joint ventures 120 167 188 273 Foreign exchange variation on investments abroad 1,027 (219) 7,483 (291) Interest on capital 683 736 1,409 1,598 Other nondeductible expenses net of non taxable income (*) (6,296) 724 (21,773) 1,975 Income tax and social contribution expenses (2,560) (2,428) (6,608) (4,097) Related to temporary differences Increase / (reversal) for the period 4,892 (467) 21,905 (1,439) Increase / (reversal) of prior periods - (6) - - (Expenses) / Income from deferred taxes 4,892 (473) 21,905 (1,439) Total income tax and social contribution expenses 2,332 (2,901) 15,297 (5,536) (*) Includes temporary (additions) and exclusions. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.69

b) Deferred taxes I - The deferred tax asset balance and its changes, segregated based on its origin and disbursements, are represented by: Realization / 12/31/2019 Increase 06/30/2020 Reversal Reflected in income 43,380 (7,024) 27,688 64,044 Provision for expected loss 22,860 (1,559) 6,254 27,555 Related to tax losses and social contribution loss carryforwards 2,585 (24) 5,436 7,997 Provision for profit sharing 2,162 (2,162) 1,171 1,171 Provision for devaluation of securities with permanent impairment 1,530 (330) 694 1,894 Provisions 6,208 (910) 842 6,140 Civil lawsuits 1,413 (257) 199 1,355 Labor claims 3,251 (597) 597 3,251 Tax and social security lawsuits 1,544 (56) 46 1,534 Legal obligations 723 (75) 35 683 Adjustments of operations carried out on the futures settlement market 84 (84) 87 87 Adjustment to Fair Value of Financial Assets - At Fair Value Through Profit 738 (738) 10,898 10,898 or Loss Provision relating to health insurance operations 348 - 4 352 Other 6,142 (1,142) 2,267 7,267 Reflected in stockholders’ equity 2,354 (988) 444 1,810 Adjustment to Fair Value of Financial Assets - At Fair Value Through Other    766 (723) 442 485 Comprehensive Income Cash flow hedge 1,187 (247) 2 942 Other 401 (18) - 383 Total (1) (2) 45,734 (8,012) 28,132 65,854 (1) Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 60,430 and R$ 548, respectively. (2) The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from temporary differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually, and for the consolidated taken as a whole. Realization / 12/31/2018 Increase 12/31/2019 Reversal Reflected in income 37,252 (13,667) 19,795 43,380 Provision for expected loss 18,563 (4,712) 9,009 22,860 Related to tax losses and social contribution loss carryforwards 4,391 (2,339) 533 2,585 Provision for profit sharing 1,844 (1,844) 2,162 2,162 Provision for devaluation of securities with permanent impairment 1,729 (902) 703 1,530 Provisions 4,464 (1,552) 3,296 6,208 Civil lawsuits 1,586 (651) 478 1,413 Labor claims 2,037 (790) 2,004 3,251 Tax and social security lawsuits 841 (111) 814 1,544 Goodwill on purchase of investments 60 (60) - -Legal obligations 676 (57) 104 723 Adjustments of operations carried out in futures settlement market 98 (98) 84 84 Adjustment to Fair Value of Financial Assets - At Fair Value Through Profit or Loss 631 (631) 738 738 Provision relating to health insurance operations 343 - 5 348 Other 4,453 (1,472) 3,161 6,142 Reflected in stockholders’ equity 1,888 (509) 975 2,354 Adjustment to Fair Value of Financial Assets - At Fair Value Through Other    383 (163) 546 766 Comprehensive Income Cash flow hedge 1,149 (93) 131 1,187 Other 356 (253) 298 401 Total (1) (2) 39,140 (14,176) 20,770 45,734 (1) Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 38,914 and R$ 1,058, respectively. (2) At 12/31/2019, deferred tax asset balance comprised its annual revaluation and effects caused by EC 103/2019 in tax rate of the Social Contribution on Net Income, which was increased from 15% to 20%, reaching the institutions set forth in item I of paragraph 1 of article 1 of Supplementary Law No. 105, of January 10, 2001, totaling R$ 1,614. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.70

II - The provision for deferred income tax and social contribution and its changes are represented by: Realization / 12/31/2019 Increase 06/30/2020 reversal Reflected in income 6,610 (2,846) 1,605 5,369 Depreciation in excess – finance lease 202 (31) - 171 Adjustment of deposits in guarantee and provisions 1,531 (132) 7 1,406 Post-employment benefits 282 (90) 13 205 Adjustments of operations carried out on the futures settlement market 1,330 (1,330) 973 973 Adjustment to Fair Value of Financial Assets - At Fair Value Through Profit 1,149 (1,149) 453 453 or Loss Taxation of results abroad – capital gains 581 - (2) 579 Other 1,535 (114) 161 1,582 Reflected in stockholders’ equity 1,268 (759) 94 603 Adjustment to Fair Value of Financial Assets - At Fair Value Through Other    1,228 (758) 60 530 Comprehensive Income Cash flow hedge 30 - 34 64 Post-employment benefits 10 (1) - 9 Total (*) 7,878 (3,605) 1,699 5,972 (*) Deferred income tax and social contribution asset and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 60,430 and R$ 548, respectively. Realization / 12/31/2018 Increase 12/31/2019 reversal Reflected in income 6,144 (3,863) 4,329 6,610 Depreciation in excess – finance lease 346 (144) - 202 Adjustment of deposits in guarantee and provisions 1,348 (29) 212 1,531 Post-employment benefits 287 (56) 51 282 Adjustments of operations carried out on the futures settlement market 923 (923) 1,330 1,330 Adjustment to Fair Value of Financial Assets - At Fair Value Through Profit 1,790 (1,790) 1,149 1,149 or Loss Taxation of results abroad – capital gains 659 (142) 64 581 Other 791 (779) 1,523 1,535 Reflected in stockholders’ equity 662 (262) 868 1,268 Adjustment to Fair Value of Financial Assets - At Fair Value Through Other Comprehensive Income 474 (107) 861 1,228 Cash flow hedge 168 (142) 4 30 Post-employment benefits 7 - 3 10 Other 13 (13) - - Total (*) 6,806 (4,125) 5,197 7,878 (*) Deferred income tax and social contribution asset and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 38,914 and R$ 1,058, respectively. III - The estimate of realization and present value of tax credits and from the Provision for Deferred Income Tax and Social Contribution are: Deferred tax assets Provision for Net Year of Tax loss / social deferred income Temporary % deferred % realization % contribution loss % Total % tax and social differences taxes carryforwards contribution 2020 6,436 11% 3,980 50% 10,416 16% (1,056) 18% 9,360 16% 2021 14,389 25% 1,202 15% 15,591 24% (494) 8% 15,097 25% 2022 19,275 33% 514 6% 19,789 30% (187) 3% 19,602 32% 2023 7,398 13% 395 5% 7,793 12% (136) 2% 7,657 13% 2024 2,597 5% 355 5% 2,952 4% (231) 4% 2,721 5% After 2024 7,762 13% 1,551 19% 9,313 14% (3,868) 65% 5,445 9% Total (*) 57,857 100% 7,997 100% 65,854 100% (5,972) 100% 59,882 100% Present value 55,640 7,742 63,382 (5,511) 57,871 (*) The average funding rate, net of tax effects, was used to determine the present value. Projections of future taxable income include estimates of macroeconomic variables, exchange rates, interest rates, volumes of financial operations and services fees and others factors, which can vary in relation to actual data and amounts. Net income in the financial statements is not directly related to the taxable income for income tax and social contribution, due to differences between accounting criteria and the tax legislation, in addition to corporate aspects. Accordingly, it is recommended that changes in realization of deferred tax assets presented below are not considered as an indication of future net income. IV - At 06/30/2020, deferred tax assets not accounted for correspond to R$ 822 and result from Management’s evaluation of their perspectives of realization in the long term (R$ 605 at 12/31/2019) . Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.71

c) Tax liabilities 06/30/2020 12/31/2019 Taxes and contributions on income payable 647 3,083 Other Taxes and Contributions payable 2,129 914 Provision for deferred income tax and social contribution (Note 24b II) 548 1,058 Other 1,864 2,836 Total 5,188 7,891 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.72

Note 25 – Earnings per share a) Basic earnings per share Net income attributable to ITAÚ UNIBANCO HOLDING’s shareholders is divided by the average number of outstanding shares in the period, excluding treasury shares. 04/01 to 04/01 to 01/01 to 01/01 to 06/30/2020 06/30/2019 06/30/2020 06/30/2019 Net income attributable to owners of the parent company 1,723 6,527 5,182 13,274 Minimum non-cumulative dividends on preferred shares (106) (105) (106) (105) Retained earnings to be distributed to common equity owners in an amount per share equal to the minimum dividend payable to preferred equity owners (109) (109) (109) (109) Retained earnings to be distributed, on a pro rata basis, to common and preferred Common equity owners: 766 3,213 2,524 6,651 Preferred 742 3,100 2,443 6,409 Total net income available to equity owners: Common 875 3,322 2,633 6,760 Preferred 848 3,205 2,549 6,514 Weighted average number of outstanding shares Common 4,958,290,359 4,958,290,359 4,958,290,359 4,958,290,359 Preferred 4,804,100,019 4,784,855,172 4,798,481,927 4,777,575,546 Basic earnings per share – R$ Common 0.18 0.67 0.53 1.36 Preferred 0.18 0.67 0.53 1.36 b) Diluted earnings per share Calculated similarly to the basic earnings per share; however, it includes the conversion of all preferred shares potentially dilutable in the denominator. 04/01 to 04/01 to 01/01 to 01/01 to 06/30/2020 06/30/2019 06/30/2020 06/30/2019 Net income available to preferred equity owners 848 3,205 2,549 6,514 Dividends on preferred shares after dilution effects 4 21 8 27 Net income available to preferred equity owners considering preferred shares after the dilution effect 852 3,226 2,557 6,541 Net income available to ordinary equity owners 875 3,322 2,633 6,760 Dividend on preferred shares after dilution effects (4) (21) (8) (27) Net income available to ordinary equity owners considering preferred shares after the dilution effect 871 3,301 2,625 6,733 Adjusted weighted average of shares Common 4,958,290,359 4,958,290,359 4,958,290,359 4,958,290,359 Preferred 4,849,827,866 4,846,370,585 4,826,762,713 4,816,454,169 Preferred 4,804,100,019 4,784,855,172 4,798,481,927 4,777,575,546 Incremental as per share-based payment plans 45,727,847 61,515,413 28,280,786 38,878,623 Diluted earnings per share – R$ Common 0.18 0.67 0.53 1.36 Preferred 0.18 0.67 0.53 1.36 Potential anti-dilution effects of shares under our share-based payment, excluded from the calculation of diluted earnings per share, totaled 395 preferred shares at 06/30/2020. There was no such effect at 06/30/2019. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.73

Note 26 – Post-employment benefits ITAÚ UNIBANCO HOLDING, through its subsidiaries, sponsors retirement plans for its employees. Retirement plans are managed by Closed-end Private Pension Entities (EFPC) and are closed to new applicants. These entities have an independent structure and manage their plans according to the characteristics of their regulations. There are three types of retirement plan: • Defined Benefit Plans (BD): plans which scheduled benefits have their value established in advance, based on salaries and/or length of service of employees, and its cost is actuarially determined; • Defined Contribution Plans (CD): are those plans which scheduled benefits have their value permanently adjusted to the investments balance, kept in favor of the participant, including in the benefit concession phase, considering net proceedings of its investment, amounts contributed and benefits paid; and • Variable Contribution Plans (CV): in this type of plan, scheduled benefits present a combination of characteristics of defined contribution and defined benefit modalities, and the benefit is actuarially determined based on the investment accumulated by the participant on the eligibility date. Below is a list of benefit plans and their modalities: Entity Benefit Plan Modality Supplementary Retirement Plan Supplementary Retirement Plan – Flexible Premium Annuity Franprev Benefit Plan 002 Benefit Plan Prebeg Benefit Plan Defined Benefit UBB PREV Defined Benefit Plan Benefit Plan II Itaulam Basic Plan Fundação Itaú Unibanco – Previdência Itaucard Defined Benefit Plan Complementar - FIU Itaú Unibanco Main Retirement Plan Itaubanco Defined Contribution Plan Itaubank Retirement Plan Defined Contribution Redecard Pension Plan Unibanco Pension Plan – Intelligent Future Itaulam Supplementary Plan Variable Contribution Itaucard Variable Contribution Plan Itaú Unibanco Supplementary Retirement Plan FUNBEP – Fundo de Pensão Benefit Plan l Defined Benefit Multipatrocinado Benefit Plan ll Variable Contribution Defined Contribution plans include pension funds consisting of the portions of sponsor’s contributions not included in a participant’s account balance due to loss of eligibility for the benefit, and of monies arising from the migration of retirement plans in defined benefit modality. These funds are used for future contributions to individual participants’ accounts, according to the respective benefit plan regulations. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.74

a) Main Actuarial Assumptions Actuarial assumptions of demographic and financial nature should reflect the best estimates about the variables that determine the post-employment benefit obligations. The main demographic assumptions comprise: mortality table and turnover of active participants, while the main financial assumptions include: discount rate, future salary increases, growth of plan benefits and inflation. 06/30/2020 06/30/2019 Discount rate (1) 7.64% p.a. 9.72% p.a. Mortality table (2) AT-2000 AT-2000 Turnover (3) Itaú Experience 2008/2010 Itaú Experience 2008/2010 Future salary growth 4.00% to 7.12 % p.a. 4.00% to 7.12 % p.a. Growth of the pension fund benefits 4.00 % p.a. 4.00 % p.a. Inflation 4.00 % p.a. 4.00 % p.a. Actuarial method Projected Unit Credit Projected Unit Credit (1) Determined based on market yield relating to National Treasury Notes (NTN-B) and compatible with the economic scenario observed on the balance sheet closing date, considering the volatility of interest market and models used. (2) Correspond to those disclosed by SOA – “Society of Actuaries”, that reflect a 10% increase in the probabilities of survival regarding the respective basic tables. (3) Updated to the new expectation of mass behavior. Retired plans sponsored by foreign subsidiaries - Banco Itaú (Suisse) S.A., Itaú CorpBanca Colombia S.A. and PROSERV - Promociones y Servicios S.A. de C.V. - are structured as Defined Benefit modality and adopt actual assumptions adequate to masses of participants and the economic scenario of each country. b) Risk Management The EFPCs sponsored by ITAÚ UNIBANCO HOLDING are regulated by the National Council for Complementary Pension (CNPC) and PREVIC, has an Executive Board, Advisory and Tax Councils. Benefits offered have long-tem characteristics and the main factors involved in the management and measurement of their risks are financial risk, inflation risk and demographic risk. - Financial Risk – the actuarial liability is calculated by adopting a discount rate different from rates earned in investments. If real income from plan investments is lower than yield expected, this may give rise to a deficit. To mitigate this risk and assure the capacity to pay long-term benefits, the plans have a significant percentage of fixed-income securities pegged to the plan commitments, aiming at minimizing volatility and risk of mismatch between assets and liabilities. Additionally, adherence tests are carried out in financial assumptions to ensure their adequacy to obligations of respective plans. - Inflation risk – a large part of liabilities is pegged to inflation risk, making actuarial liabilities sensitive to increase in rates. To mitigate this risk, the same financial risks mitigation strategies are used. - Demographic Risk – plans that have any obligation actuarially assessed are exposed to demographic risk. In the event the mortality tables used are not adherent to the mass of plan participants, a deficit or surplus may arise in actuarial evaluation. To mitigate this risk, adherence tests to demographic assumptions are conducted to ensure their adequacy to liabilities of respective plans. For purposes of registering in the balance sheet the EFPCs that manage them, actuarial liabilities of plans use discount rate adherent to its asset portfolio and income and expense flows, according to a study prepared by an independent consulting company. The actuarial method used is the aggregate method, through which the plan costing is defined by the difference between its equity coverage and the current value of its future liabilities. Observing the methodology established in the respective actuarial technical note. In the event deficit is verified in the concession period above the settlement limits set forth by the legislation in force, a debt agreement is entered into with the sponsor with financial guarantees. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.75

c) Asset management The purpose of the management of the funds is the long-term balance between pension assets and liabilities with payment of benefits by exceeding actuarial goals (discount rate plus benefit adjustment index, established in the plan regulations). Below is a table with the allocation of assets by category, segmented into Quoted in an Active Market and Not Quoted in an Active Market: Fair value % Allocation Types 06/30/2020 12/31/2019 06/30/2020 12/31/2019 Fixed income securities 21,220 20,672 92.04% 90.93% Quoted in an active market 20,903 20,366 90.67% 89.59% Non quoted in an active market 317 306 1.37% 1.34% Variable income securities 1,153 1,392 5.00% 6.12% Quoted in an active market 1,144 1,384 4.96% 6.09% Non quoted in an active market 9 8 0.04% 0.03% Structured investments 76 65 0.33% 0.29% Quoted in an active market - - 0.00% 0.00% Non quoted in an active market 76 65 0.33% 0.29% Real estate 529 529 2.30% 2.33% Loans to participants 77 74 0.33% 0.33% Total 23,055 22,732 100.00% 100.00% The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 11 (R$ 11 at 12/31/2019), and real estate rented to group companies, with a fair value of R$ 433 (R$ 445 at 12/31/2019). d) Other post-employment benefits ITAÚ UNIBANCO HOLDING and its subsidiaries do not have additional liabilities related to post-employment benefits, except in cases arising from maintenance commitments assumed in acquisition agreements occurred over the years, as well as those benefits originated from court decision in the terms and conditions established, in which there is total or partial sponsorship of health care plan for a specific mass of former employees and their beneficiaries. Its costing is actuarially determined so as to ensure coverage maintenance. These plans are closed to new applicants. Assumptions for discount rate, inflation, mortality table and actuarial method are the same used for retirement plans. In the last 3 years, ITAÚ UNIBANCO HOLDING used the percentage of 8.16% p.a. for medical inflation and the percentage of 3% p.a. for aging factor. Particularly in other post-employment benefits, there is medical inflation risk associated to increase in medical costs above expectation. To mitigate this risk, the same financial risks mitigation strategies are used. e) Net amount recognized in the balance sheet 06/30/2020 Other post-BD and CV Plans CD Plans employment Total benefits 1 - Net assets of the plans 23,055 1,484 - 24,539 2 - Actuarial liabilities (19,973) - (949) (20,922) 3 - Asset ceiling (*) (3,877) (877) - (4,754) 4 - Net amount recognized in the balance sheet (795) 607 (949) (1,137) Amount recognized in Assets (Note 18a) 94 607 - 701 Amount recognized in Liabilities (Note 18b) (889) - (949) (1,838) 12/31/2019 Other post- BD and CV Plans CD Plans employment Total benefits 1 - Net assets of the plans 22,732 1,475 - 24,207 2 - Actuarial liabilities (19,713) - (967) (20,680) 3 - Asset ceiling (*) (3,761) (849) - (4,610) 4 - Net amount recognized in the balance sheet (742) 626 (967) (1,083) Amount recognized in Assets (Note 18a) 91 626 - 717 Amount recognized in Liabilities (Note 18b) (833) - (967) (1,800) (*) Corresponds to the excess of the present value of the available economic benefit, in conformity with paragraph 58 of IAS 19. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.76

f) Change in the net amount recognized in the balance sheet 06/30/2020 Other post- BD and CV plans CD plans employment Total benefits Actuarial Recognized Pension plan Asset Recognized Recognized Net assets Asset ceiling Liabilities liabilities amount fund ceiling amount amount Amounts at the beginning of the period 22,732 (19,713) (3,761) (742) 1,475 (849) 626 (967) (1,083) Amounts recognized in income (1+2+3) 866 (803) (144) (81) 56 (32) 24 (39) (96) 1 - Cost of current service - (52) - (52) - - - - (52) 2 - Cost of past service - - - - - - - - - 3 - Net interest (1) (3) 866 (751) (144) (29) 56 (32) 24 (39) (44) Amounts recognized in stockholders´ equity - OCI (4+5+6) 23 (68) 28 (17) - 4 4 - (13) 4 - Effects on asset ceiling - - 28 28 - 4 4 - 32 5 - Remeasurements (2) (3) - - - - - - - - - 6 - Exchange variation 23 (68) - (45) - - - - (45) Other (7+8+9+10) (566) 611 - 45 (47) - (47) 57 55 7 - Receipt by allocation of funds - - - - - - - - - 8 - Benefits paid (611) 611 - - - - - 57 57 9 - Contributions and investments from sponsor 41 - - 41 (47) - (47) - (6) 10 - Contributions from participants 4 - - 4 - - - - 4 Amounts at end of the period 23,055 (19,973) (3,877) (795) 1,484 (877) 607 (949) (1,137) 12/31/2019 Other post- BD and CV plans CD plans employment Total benefits Actuarial Recognized Pension plan Asset Recognized Recognized Net assets Asset ceiling Liabilities liabilities amount fund ceiling amount amount Amounts at the beginning of the period 18,808 (15,493) (3,664) (349) 1,604 (939) 665 (282) 34 Amounts recognized in income (1+2+3) 1,769 (1,514) (355) (100) 151 (91) 60 (459) (499) 1 - Cost of current service - (75) - (75) - - - - (75) 2 - Cost of past service - - - - - - - (418) (418) 3 - Net interest (1) (3) 1,769 (1,439) (355) (25) 151 (91) 60 (41) (6) Amounts recognized in stockholders´ equity - OCI (4+5+6) 3,239 (3,884) 258 (387) (178) 181 3 (261) (645) 4 - Effects on asset ceiling - - 384 384 - 176 176 - 560 5 - Remeasurements (2) (3) 3,245 (3,907) (126) (788) (178) 5 (173) (261) (1,222) 6 - Exchange variation (6) 23 - 17 - - - - 17 Other (7+8+9+10) (1,084) - 1,178 - - - 94 - (102) - - - (102) - 35 27 7 - Receipt by allocation of funds - - 8 - Benefits paid (1,178) 1,178 - - - - - 35 35 9 - Contributions and investments from sponsor 84 - - 84 (102) - (102) - (18) 10 - Contributions from participants 10 - - 10 - - - - 10 Amounts at end of the period 22,732 (19,713) (3,761) (742) 1,475 (849) 626 (967) (1,083) (1) Corresponds to the amount calculated on 01/01/2020 based on the initial amount (Net Assets, Actuarial Liabilities and Restriction of Assets), taking into account the estimated amount of payments/ receipts of benefits/ contributions, multiplied by the discount rate of 7.64% p.a.(at 01/01/2019 the rate used was 9.72% p.a.). (2) Remeasurements recorded in net assets and asset ceiling correspond to the income earned above/below the expected return rate. (3) The actual return on assets amounted to R$ 866 (R$ 5,014 at 12/31/2019). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.77

g) Defined benefit contribution Estimated Contributions made contribution 2020 01/01 to 06/30/2020 01/01 to 06/30/2019 Retirement plan - FIU 52 20 32 Retiremente plan - FUNBEP 5 3 4 Total 57 23 36 h) Maturity profile of defined benefit liabilities Duration (*) 2020 2021 2022 2023 2024 2025 to 2029 Pension plan - FIU 11.89 837 866 894 922 952 5,190 Pension plan - FUNBEP 10.69 425 439 454 469 483 2,582 Other post-employment benefits 9.25 26 26 26 26 26 126 Total 1,288 1,331 1,374 1,417 1,461 7,898 (*) Average duration of plan´s actuarial liabilities. i) Sensitivity analysis To measure the effects of changes in the key assumptions, sensitivity tests are conducted in actuarial liabilities annually. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders’ equity at the balance sheet date. This type of analysis is usually carried out under the ceteris paribus condition, in which the sensitivity of a system is measured when only one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below: BD and CV plans Other post-employment benefits Stockholders´ Stockholders´ Present value equity (Other Present value of equity (Other Main assumptions Income Income of liability Comprehensive liability Comprehensive Income) (*) Income) (*) Interest rate Increase by 0.5% (977) - 319 (36) - 36 Decrease by 0.5% 1,104 - (421) 41 - (41) Mortality rate Increase by 5% (258) - 88 (13) - 13 Decrease by 5% 357 - (94) 17 - (17) Medical inflation Increase by 1% - - - 87 - (87) Decrease by 1% - - - (69) - 69 (*) Net of effects of asset ceiling Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.78

Note 27 – Insurance contracts and private pension ITAÚ UNIBANCO HOLDING, through its subsidiaries, offers to the market insurance and private pension products, with the purpose of assuming risks and restoring the economic balance of the insured’s assets. Products are offered through insurance brokers (independent and captive brokers), Itaú Unibanco’s electronic channels and branches, in compliance with the regulatory requirements, of the National Council of Private Insurance – CNSP and the Superintendence of Private Insurance - SUSEP. I – Insurance A contract entered into by the parties to protect the customer’s assets, upon payment of a premium, by means of replacement or pre-established financial compensation, against damage their property or their person. As backing, ITAÚ UNIBANCO HOLDING insurance companies set up technical reserves, through specialized areas within the conglomerate, with the objective of indemnifying policyholders’ losses in the event of claims of insured risks. The insurance risks sold by ITAÚ UNIBANCO HOLDING’s insurance companies are divided into property and casualty insurance, covering loss, damage or liabilities for assets or persons, and life insurance that includes coverage for death and personal accidents. II – Private pension    Designed to ensure the maintenance of the quality of life of participants, as a supplement to the government plans, through long term investments, private pension products are divided into three major groups: • PGBL – Free Benefit Generating Plan: The main objective of this plan is the accumulation of financial resources, but it can be purchased with additional risk coverage. Recommended for customers that file the full version of the income tax return, because they can deduct contributions paid for tax purposes up to 12% of their annual taxable gross income. • VGBL - Free Benefit Generating Life Plan: This is insurance structured as a pension plan. Its taxation differs from the PGBL; in this case, the tax basis is the earned income. • FGB – Benefit Generator Fund: This is a pension plan with minimum income guarantee, and possibility of receiving earnings from asset performance. Although there are plans still in existence, they are no longer sold. III – Technical provision for insurance and private pensions The technical provisions for insurance and private pensions are recognized according to the technical notes approved by SUSEP and criteria established by current legislation, as follows: • Provision for unearned premiums (PPNG) - this provision is recognized, based on insurance premiums, to cover amounts payable for future claims and expenses. In the calculation, the term to maturity of risks assumed and issued and risks in effect but not issued (PPNG-RVNE) in the policies or endorsements of contracts in force is taken pro rata on a daily basis; • Provision for unsettled claims (PSL) - this provision is recognized to cover expected amounts for reported and unpaid claims, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and past-due income, all gross of reinsurance operations and net of coinsurance operations, when applicable. When necessary, it must cover adjustments for IBNER (claims incurred but not sufficiently reported) for the total of claims reported but not yet paid, a total which may change during the process up to final settlement; • Provision for claims incurred and not reported (IBNR) - this provision is recognized for the coverage of expected amount for settlement of claims incurred but not reported up to the calculation base date, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and income, all gross of reinsurance operations and net of coinsurance operations; • Mathematical provisions for benefits to be granted (PMBAC) - recognized for the coverage of commitments assumed to participants or policyholders, based on the provisions of the contract, while the event that gives rise to the benefit and/or indemnity has not occurred; Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.79

• Mathematical provisions for benefits granted (PMBC) - recognized for the coverage of commitments to payment of indemnities and/or benefits to participants or insured parties, based on the provisions of the contract, after the event has occurred; • Provision for financial surplus (PEF) - it is recognized to guarantee amounts intended for the distribution of financial surplus, if provided for in the contract. Corresponds to the financial income exceeding the minimum return guaranteed in the product; • Supplemental Coverage Reserve (PCC) - recognized when technical reserves are found to be insufficient, as shown by the Liability Adequacy Test, provided for in the regulations; • Provision for redemptions and other amounts to be regularized (PVR) - this provision is recognized for the coverage of amounts related to redemptions to be regularized, returned premiums or funds, transfers requested but, for any reason, not yet transferred to the recipient insurance company or open private pension entity, and where premiums have been received but not quoted; • Provision for related expenses (PDR) - recognized for the coverage of expected amounts related to expenses on benefits and indemnities, due to events which have occurred or will occur. IV - Main information related to Insurance and Private Pension operations a) Indexes Sales ratio Loss ratio % % Main Insurance Lines 01/01 to 01/01 to 01/01 to 01/01 to 06/30/2020 06/30/2019 06/30/2020 06/30/2019 Group accident insurance 34.3 35.6 9.5 5.9 Individual accident insurance 18.7 18.8 24.7 23.4 Credit Life Insurance 24.6 23.4 21.1 17.3 Random Events 23.7 23.8 33.3 23.4 Multiple Peril 45.4 46.9 65.2 60.5 Mortagage Insurance in market policies – Credit Life 19.9 20.0 16.6 15.6 Group life 24.2 22.7 38.1 32.9 b) Revenues from insurance premiuns and private pension Premiums and contributions Main lines 04/01 to 04/01 to 01/01 to 01/01 to 06/30/2020 06/30/2019 06/30/2020 06/30/2019 Group accident insurance 173 209 385 390 Individual accident 54 69 104 127 Disability Savings Pension 65 66 131 132 PGBL 425 432 896 939 Credit Life 69 266 254 506 Income from aleatory events 45 58 101 126 Multiple risks 80 69 161 134 Home Insurance in Market Policies – Credit Life 85 79 163 155 Traditional 26 27 53 51 VGBL 1,629 2,721 4,255 5,519 Group life 216 250 439 478 Other lines 152 205 308 405 Total 3,019 4,451 7,250 8,962 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.80

c) Technical provisions balances 06/30/2020 12/31/2019 Insurance Private Pension Total Insurance Private Pension Total Unearned premiums (PPNG) 2,127 12 2,139 2,343 13 2,356 Mathematical provisions for benefits to be granted (PMBAC) and granted benefits (PMBC) 17 210,426 210,443 204 212,274 212,478 Redemptions and Other Unsettled Amounts (PVR) 14 289 303 13 318 331 Financial surplus (PEF) 2 610 612 2 610 612 Unsettled claims (PSL) 523 52 575 571 47 618 Claims / events incurred but not reported (IBNR) 275 22 297 277 22 299 Related Expenses (PDR) 28 91 119 28 89 117 Other 267 1,388 1,655 250 1,273 1,523 Total 3,253 212,890 216,143 3,688 214,646 218,334 Current 2,384 467 2,851 2,613 493 3,106 Noncurrent 869 212,423 213,292 1,075 214,153 215,228 d) Change in technical provisions 06/30/2020 12/31/2019 Private Private Insurance Total Insurance Total pension pension Opening balance 3,688 214,646 218,334 3,809 197,378 201,187 (+) Additions arising from premiums / contributions 1,913 5,338 7,251 4,634 15,008 19,642 (-) Risk adjustments (2,129) (134) (2,263) (4,216) (273) (4,489) (-) Payment of claims / benefits (670) (293) (963) (1,349) (566) (1,915) (+) Reported claims 642 - 642 1,465 - 1,465 (-) Redemptions - (7,650) (7,650) - (15,623) (15,623) (+/-) Net Portability - 479 479 - 1,754 1,754 (+) Adjustment of reserves and financial surplus 4 335 339 10 16,507 16,517 (+/-) Other (increase / reversal) 26 169 195 (665) 461 (204) (+/-) Corporate Reorganization (221) - (221) - - - Closing balance 3,253 212,890 216,143 3,688 214,646 218,334 Through actuarial models based mainly on the portfolio historical experience and on macroeconomic projections, ITAÚ UNIBANCO HOLDING establishes the assumptions that influence the assessment of technical provisions. The assumptions are reassessed annually by experts of the actuarial and risk area, and are subsequently submitted to the executive’s approval. The effects on assumptions are recognized in income for the period in which they occurred. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.81

V - Deferred acquisition costs They are recorded in assets and charges are shown in the table below: 06/30/2020 12/31/2019 Opening Balance 495 409 Increase 507 1,156 Amortization (555) (1,070) Closing Balance 447 495 Balance to be amortized in up to 12 months 349 389 Balance to be amortized after 12 months 98 106 VI - Table of Claims Development Provision for unsettled claims (PSL) 575 (-) IBNER 255 (-) Reinsurance 25 (-) Retrocession and other estimates (13) Liability claims presented in the claims development table (a + b) 308 The amount of obligations of the ITAÚ UNIBANCO HOLDING may change. The first part of the table shows how the final loss estimate changes through time. The second part of the table reconciles the amounts pending payment and the liability disclosed in the balance sheet. a) Administratives claims - net of reinsurance Occurrence date 06/30/2016 06/30/2017 06/30/2018 06/30/2019 06/30/2020 Total At the end of reporting period 950 872 866 1,046 1,178 After 1 year 1,005 937 993 1,048 After 2 years 1,024 984 998 After 3 years 1,121 984 After 4 years 1,121 Current estimate 1,121 984 998 1,048 1,178 Accumulated payments through base date 1,107 967 986 1,031 1,087 5,178 Liabilities recognized in the balance sheet 14 18 12 18 91 153 Liabilities in relation to prior periods 20 Total administratives claims 173 b) Judicial claims - net of reinsurance Occurrence date 06/30/2016 06/30/2017 06/30/2018 06/30/2019 06/30/2020 Total At the end of reporting period 32 24 14 21 13 After 1 year 47 30 34 34 After 2 years 52 55 42 After 3 years 58 61 After 4 years 65 Current estimate 65 61 42 34 13 Accumulated payments through base date 54 53 33 27 10 177 Liabilities recognized in the balance sheet 10 9 9 7 4 39 Liabilities in relation to prior periods 96 Total judicial claims 135 The breakdown of the claims development table into administrative and judicial shows the reallocation of admininstrative claims up to a certain base date and that become judicial claims afterwards, which may give the wrong impression of need for adjusting the provisions in each breakdown. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.82

VII - Liability Adequacy Test ITAÚ UNIBANCO HOLDING tests for Liability Adequacy semiannually, by comparing the amount recognized for its technical reserves with the current estimate of cash flow of its future obligations. The estimate should include all cash flows related to the business, which is the minimum requirement for carrying out the adequacy test. The Liability Adequacy Test did not indicate significant insufficiency in 2019 and 2020. The assumptions used in the test are periodically reviewed and are based on best practices and an analysis of subsidiaries’ experience, thus representing the best estimates for cash flow projections. Methodology and test grouping Specifically for insurance products, cash flows were projected using the method known as the run-off triangle for quarterly frequency periods. For pension products, cash flows for the deferral and concession phases are tested separately. The risk grouping criteria include groups subject to similar risks that are jointly managed as a single portfolio. Demographic tables Demographic tables are instruments to measure the demographic risk represented by the probability of death, survival or disability of a participant. For death and survival estimates, the latest Brazilian Market Insurer Experience tables (BR-EMS) are used, adjusted according to Scale G life expectancy development, and the Álvaro Vindas table is used to estimate benefit requests for disability. Risk-free interest rate The relevant risk-free forward interest-rate structure (ETTJ) is an indicator of the pure time value of money used to price the set of projected cash flows. The ETTJ was obtained from the curve of securities deemed to be credit risk free, available in the Brazilian financial market and determined by ITAÚ UNIBANCO HOLDING using its own method, plus a spread, which takes into account the impact of the market result of securities classified as Financial assets at amortized cost in the Guarantee assets portfolio. Annuity conversion rate The annuity conversion rate represents the expected conversion of balances accumulated by participants in retirement benefits. The decision by participants convert into an annuity is influenced by behavioral, economic and tax factors. Other assumptions Related expenses, cancellations and partial redemptions, future additions and contributions, are among the assumptions that affect the estimate of projected cash flows since they represent expenses and income arising from insurance agreements assumed. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.83

Note 28 – Fair value of financial instruments In cases where market prices are not available, fair values are based on estimates using discounted cash flows or other valuation techniques. These techniques are significantly affected by the assumptions adopted, including the discount rate and estimate of future cash flows. The estimated fair value obtained through these techniques cannot be substantiated by comparison with independent markets and, in many cases, cannot be achieved on immediate settlement of the instrument. The following table summarizes the book values and estimated fair values for financial instruments: 06/30/2020 12/31/2019 Book value Fair value (*) Book value Fair value Cash (a) 43,368 43,368 30,367 30,367 Financial assets 1,785,757 1,796,600 1,501,481 1,513,562 At Amortized Cost 1,288,328 1,299,171 1,101,892 1,113,973 Central Bank compulsory deposits (a) 89,744 89,744 91,248 91,248 Interbank deposits (b) 55,892 56,140 34,583 34,622 Securities purchased under agreements to resell (a) 302,856 302,856 198,428 198,428 Securities (c) 137,118 138,028 133,119 135,891 Loan and Financial Lease (d) 660,684 670,369 585,791 595,061 Other financial assets (e) 86,565 86,565 94,752 94,752 (-) Provision for Expected Loss (44,531) (44,531) (36,029) (36,029) At Fair Value Through Other Comprehensive Income 106,279 106,279 76,660 76,660 Securities (c) 106,279 106,279 76,660 76,660 At Fair Value Through Profit or Loss 391,150 391,150 322,929 322,929 Securities (c) 306,981 306,981 281,075 281,075 Derivatives (c) 84,169 84,169 41,854 41,854 Financial liabilities 1,530,346 1,530,406 1,211,999 1,214,196 At Amortized Cost 1,435,421 1,435,481 1,159,830 1,162,027 Deposits (b) 727,197 727,232 507,060 507,110 Securities sold under repurchase agreements (a) 302,391 302,391 256,583 256,583 Interbank market funds (b) 175,063 175,064 174,862 174,949 Institutional market funds (b) 139,888 139,912 104,244 106,304 Other financial liabilities (e) 90,882 90,882 117,081 117,081 At Fair Value Through Profit or Loss 89,955 89,955 48,029 48,029 Derivatives (c) 89,783 89,783 47,828 47,828 Structured notes 172 172 201 201 Provision for Expected Loss 4,970 4,970 4,140 4,140 Loan Commitments 3,747 3,747 3,303 3,303 Financial Guarantees 1,223 1,223 837 837 (*) In the period, the result of Derivative, as well as Adjustment to Fair Value of Financial Assets (particularly private securities) had their amounts affected by oscillations of rates and other market variables arising from the impact of the COVID-19 pandemic on the macroeconomic scenario in the period (Note 33a). Financial instruments not included in the Balance Sheet (Note 32) are represented by Standby letters of credit and financial guarantees provided, which amount to R$ 87,218 (R$ 81,733 at 12/31/2019) with an estimated fair value of R$ 840 (R$ 968 at 12/31/2019). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.84

The methods and assumptions used to estimate the fair value are defined below: a) Cash, Central Bank compulsory deposits, Securities purchased under agreements to resell and Securities sold under repurchase agreements – The carrying amounts for these instruments are close to their fair values. b) Interbank deposits, Deposits, Interbank and Institutional Market Funds – they are calculated by discounting estimated cash flows at market interest rates. c) Securities and Derivatives – Under normal conditions, the prices quoted in the market are the best indicators of the fair values of these financial instruments. However, not all instruments have liquidity or quoted market prices and, in such cases, it is necessary to adopt present value estimates and other techniques to establish their fair value. In the absence of prices quoted by the Brazilian Association of Financial and Capital Markets Entities (ANBIMA), the fair values of government securities are determined based on the interest rates provided by brokers. The fair values of corporate debt securities are calculated by discounting estimated cash flows at market interest rates. The fair values of shares are based on the prices quoted in the market. The fair values of derivative financial instruments were determined as follows: • Swaps: The cash flows are discounted to present value based on yield curves that reflect the appropriate risk factors, mainly following swap prices on B3 for derivatives, of Brazilian government securities in the secondary market or derivatives and securities traded abroad. These yield curves may be used to obtain the fair value of currency swaps, interest rate swaps and swaps based on other risk factors (commodities, stock exchange indices, etc.). • Futures and forwards: Quotations on exchanges or using criteria identical to those applied to swaps. • Options: Determined through mathematical models, such as Black-Scholes, using data, in general from Bloomberg, for implicit volatility, interest rate yield curve and fair value of the underlying asset. Current market prices of options are used to compute the implicit volatilities. • Credit Derivatives: They are inversely related to the probability of default (PD) in a financial instrument subject to credit risk. The process of adjusting the market price of these spreads is based on the differences between the yield curves with and without credit risk. d) Loans and financial leases – Fair value is estimated for groups of loans with similar financial and risk characteristics, using valuation models. The fair value of fixed-rate loans was determined by discounting estimated cash flows, at interest rates applicable to similar loans. For the majority of loans at floating rates, the carrying amount was considered to be close to their market value. The fair value of loan and lease operations not overdue was calculated by discounting the expected payments of principal and interest to maturity. The fair value of overdue loan and lease transactions was based on the discount of estimated cash flows, using a rate proportional to the risk associated with the estimated cash flows, or on the underlying collateral. The assumptions for cash flows and discount rates rely on information available in the market and knowledge of the individual debtor. e) Other financial assets / liabilities – primarily composed of receivables from credit card issuers, deposits in guarantee for contingent liabilities, provisions and legal obligations and trading and intermediation of securities. The carrying amounts for these assets/liabilities substantially approximate to their fair values, since they principally represent amounts to be received in the short term from credit card holders and to be paid to credit card issuers, deposits in guarantee (indexed to market rates) made by ITAÚ UNIBANCO HOLDING to secure lawsuits or very short-term receivables (generally with a maturity of approximately 5 business days). All of these items represent assets / liabilities without significant associated market, credit or liquidity risks. Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. An active market is a market in which transactions for the asset or liability being measured occur often enough and with sufficient volume to provide pricing information on an ongoing basis. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.85

Level 2: Input that is not observable for the asset or liability either directly or indirectly. Level 2 generally includes: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or quoted prices vary substantially either over time or among market makers, or in which little information is released publicly; (iii) inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, etc.); (iv) inputs that are mainly derived from or corroborated by observable market data through correlation or by other means. Level 3: Inputs are not observable for the asset or liability. Unobservable information is used to measure fair value to the extent that observable information is not available, thus allowing for situations in which there is little, or no market activity for the asset or liability at the measurement date. Financial assets at fair value through profit or loss, including Derivatives, and at fair value through other comprehensive income: Level 1: Highly-liquid securities with prices available in an active market and derivatives traded on stock exchanges. This classification level includes most of the Brazilian government securities, other foreign government securities, shares and debentures traded on stock exchanges and other securities traded in an active market. Level 2: When pricing information is not available for a specific security, valuation is usually based on prices quoted in the market for similar instruments, pricing information obtained from pricing services, such as Bloomberg, Reuters and brokers (only when the prices represent actual transactions) or discounted cash flows, which use information for assets actively traded in an active market. These securities are classified at Level 2 of the fair value hierarchy and consist of certain Brazilian government securities, debentures, some government securities quoted in a less liquid market than for Level 1, and some share prices in investment funds. Derivatives included in Level 2 are credit default swaps, cross-currency swaps, interest rate swaps, simple options and some forwards, since information adopted by pricing models is immediately observable in actively quoted markets. The models used for these instruments are Black-Scholes, Garman & Kohlhagen, Monte Carlo and discounted cash flow. ITAÚ UNIBANCO HOLDING does not hold positions in alternative investment funds or private equity funds. Level 3: When there is no pricing information in an active market, ITAÚ UNIBANCO HOLDING uses internally developed models, from curves generated according to a proprietary model. Level 3 classification includes some Brazilian government and private securities falling due after 2025 which are not usually traded in an active market. Derivatives with fair values classified in Level 3 of the fair value hierarchy are composed of exotic options, certain swaps indexed to non-observable inputs, and swaps with other products, such as swap with options or with verification, credit derivatives and futures of certain commodities. All the above methods may result in a fair value that is not indicative of the net realizable value or future fair values. However, ITAÚ UNIBANCO HOLDING believes that all the method used are appropriate and consistent with other market participants. Moreover, the adoption of different methods or assumptions to estimate fair value may result in different fair value estimates at the balance sheet date. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.86

Distribution by level The following table presents the breakdown of fair value hierarchy levels. 06/30/2020 12/31/2019 Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total Financial assets at fair value through profit or loss 241,724 61,251 740 303,715 234,583 43,738 1,719 280,040 Investment funds 1,435 9,400 - 10,835 318 7,949 - 8,267 Brazilian government securities 217,172 7,056 - 224,228 216,167 3,444 - 219,611 Government securities – other countries 5,705 - - 5,705 1,520 - - 1,520 Argentina 1,754 - - 1,754 318 - - 318 Chile 636 - - 636 488 - - 488 Colombia 1,441 - - 1,441 409 - - 409 United States 1,302 - - 1,302 141 - - 141 Italy 251 - - 251 - - - - Mexico 15 - - 15 57 - - 57 Paraguay 3 - - 3 2 - - 2 Peru 15 - - 15 8 - - 8 Uruguay 288 - - 288 97 - - 97 Corporate debt securities 17,412 44,795 740 62,947 16,578 32,345 1,719 50,642 Negotiable Shares 8,012 4,642 - 12,654 9,847 4,790 - 14,637 Rural product note - 1,109 69 1,178 - - - - Bank deposit certificates - 1,277 - 1,277 - 792 - 792 Real estate receivables certificates - - 612 612 - - 1,444 1,444 Debentures 6,102 13,556 59 19,717 4,667 7,763 225 12,655 Eurobonds and others 3,298 - - 3,298 2,064 102 7 2,173 Financial bills - 17,140 - 17,140 - 18,501 13 18,514 Promissory notes - 6,794 - 6,794 - 313 - 313 Financial Other assets at fair value through other comprehensive income - 277 - 277 - 84 30 114 102,983 3,296 - 106,279 72,455 4,171 34 76,660 Brazilian government securities 63,189 1,303 - 64,492 49,879 853 - 50,732 Government securities – other countries 34,944 - - 34,944 20,571 - - 20,571 Germany 31 - - 31 23 - - 23 Chile 24,912 - - 24,912 11,208 - - 11,208 Colombia 3,840 - - 3,840 3,878 - - 3,878 United States 2,517 - - 2,517 2,756 - - 2,756 Italy - - - - 329 - - 329 Paraguay 2,819 - - 2,819 1,780 - - 1,780 Uruguay 825 - - 825 597 - - 597 Corporate debt securities 4,850 1,993 - 6,843 2,005 3,318 34 5,357    Negotiable Shares 1,315 - - 1,315 149 - - 149 Bank deposit certificates - 89 - 89 - 2,371 - 2,371 Real estate receivables certificates - - - - - - 26 26 Debentures 343 910 - 1,253 334 - - 334 Eurobonds and others 3,192 994 - 4,186 1,522 947 8 2,477 Financial assets designated at fair value through profit or loss 3,266 - - 3,266 1,035 - - 1,035 Brazilian external debt bonds 3,266 - - 3,266 1,035 - - 1,035 Financial liabilities designated at fair value through profit or loss - 172 - 172 - 201 - 201 Structured notes - 172 - 172 - 201 - 201 The following table presents the breakdown of fair value hierarchy levels for derivative assets and liabilities. 06/30/2020 12/31/2019 Level 1 Level 2 Level 3 Total Level 1 Level 2 Level 3 Total Assets 23 83,969 177 84,169 14 41,737 103 41,854 Swap Contracts – adjustment receivable - 53,701 157 53,858 - 26,426 32 26,458 Option Contracts 14 14,164 20 14,198 - 8,385 71 8,456 Forward Contracts - 3,326 - 3,326 - 2,162 - 2,162 Credit derivatives - 122 - 122 - 167 - 167 NDF - Non Deliverable Forward - 12,099 - 12,099 - 4,446 - 4,446 Other derivative financial instruments 9 557 - 566 14 151 - 165 Liabilities (27) (89,626) (130) (89,783) (7) (47,736) (85) (47,828) Swap Contracts – adjustment payable - (62,395) (126) (62,521) - (32,881) (46) (32,927) Option Contracts (6) (14,909) (4) (14,919) - (9,022) (39) (9,061) Forward Contracts - (2,609) - (2,609) - (754) - (754) Credit derivatives - (328) - (328) - (40) - (40) NDF - Non Deliverable Forward - (9,356) - (9,356) - (4,971) - (4,971) Other derivative financial instruments (21) (29) - (50) (7) (68) - (75) There were no significant transfer between Level 1 and Level 2 during the periods of 06/30/2020 and 12/31/2019. Transfers to and from Level 3 are presented in movements of Level 3. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.87

Measurement of Level 2 fair value based on pricing services and brokers To ensure that the fair value of these instruments is properly classified as Level 2, in-house analysis of information received are conducted, so as to understand the nature of inputs used by the service provider. Prices provided by pricing services that meet the following requirements are considered Level 2: input is immediately available, regularly distributed, provided by sources actively involved in significant markets and it is not proprietary. For financial instruments classified as Level 2, the pricing service or brokers were used to price securities substantially represented by: • Debentures: When available, we use price information for transactions recorded in the Brazilian Debenture System (SND), an electronic platform operated by B3, which provides multiple services for transactions involving debentures in the secondary market. Alternatively, prices of debentures provided by ANBIMA are used. Its methodology includes obtaining, on a daily basis, illustrative non-binding prices from a group of market players deemed to be significant. Such information is subject to statistical filters intended to eliminate outliers. • Financial Bills: In order to mark Financial Bills to market, it is necessary to calculate its future value by projecting the notional issue value and its yields established by contract (fixed rate, floating rate or price index) and discounting the fixed curve in reais, obtained through DI Futures prices traded on B3. • Global and corporate securities: The pricing process for these securities consists of capturing from 2 to 8 quotes from Bloomberg, depending on the asset. The method then compares the highest purchase prices and the lowest sale prices of trades provided by Bloomberg for the last day of the month. These prices are compared with information from purchase orders that the Institutional Treasury of ITAÚ UNIBANCO HOLDING provides to Bloomberg. Should the difference between them be lower than 0.5%, the average price of Bloomberg is used. If it is higher than 0.5% or if the Institutional Treasury does not provide information on this specific security, the average price gathered directly from other banks is used. The Institutional Treasury price is used as a reference only and never in the computation of the final price. Level 3 recurring fair value measurements The departments in charge of defining and applying the pricing models are segregated from the business areas. The models are documented, submitted to validation by an independent area and approved by a specific committee. The daily process of price capture, calculation and disclosure is periodically checked according to formally defined tests and criteria and the information is stored in a single corporate data base. The most frequent cases of assets classified as Level 3 are justified by the discount factors used. Factors such as the fixed interest curve in Brazilian Reais and the TR coupon curve – and, as a result, their related factors – have inputs with terms shorter than the maturities of fixed-income assets. For swaps, the indexers for both legs are analyzed. There are some cases in which the input periods are shorter than the maturity of the derivative. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.88

Level 3 recurring fair value changes The tables below show balance sheet changes for financial instruments classified by ITAÚ UNIBANCO HOLDING in Level 3 of the fair value hierarchy. Derivative financial instruments classified in Level 3 correspond to other derivatives indexed to shares.    Total gains or losses (realized / unrealized)    Transfers in Fair value    Fair value at Total Gains or Recognized in Purchases Settlements and / or out of at 12/31/2019 Losses (Unrealized) Recognized in other Level 06/30/2020 income comprehensive income Financial assets at fair value through profit or loss 1,719 (547) - 1,052 (698) (786) 740 (142) Corporate securities 1,719 (547) - 1,052 (698) (786) 740 (142) Real estate receivables certificates 1,444 (505) - 26 (353) - 612 (53) Debentures 225 15 - 728 (272) (637) 59 (36) Rural Product Note - (49) - 219 (18) (83) 69 (53) Eurobonds and others 7 (6) - 69 (12) (58) - - Financial bills 13 (2) - - (5) (6) - - Other 30 - - 10 (38) (2) - - Financial assets at fair value through other comprehensive income 34 7 (6) 248 (167) (116) - - Corporate securities 34 7 (6) 248 (167) (116) - - Real estate receivables certificates 26 - - - (26) - - - Eurobonds and others 8 7 (6) 248 (141) (116) - - Total gains or losses (realized / unrealized)    Transfers in Fair value    Fair value at Recognized in Total Gains or Purchases Settlements and / or out of at 12/31/2019 Recognized in other Losses (Unrealized) Level 06/30/2020 income comprehensive income Derivatives - assets 103 181 - 82 (178) (11) 177 146 Swap Contracts – adjustment receivable 32 128 - 9 (2) (10) 157 155 Option Contracts 71 53 - 73 (176) (1) 20 (9) Derivatives - liabilities (85) (126) - (42) 104 19 (130) (119) Swap Contracts – adjustment payable (46) (96) - (4) - 20 (126) (119) Option Contracts (39) (30) - (38) 104 (1) (4) - Total gains or losses (realized / unrealized)    Transfers in    Fair value at Recognized in Fair value at Total Gains or Purchases Settlements and / or out of 12/31/2018 Recognized in other 12/31/2019 Losses (Unrealized) Level income comprehensive income Financial assets at fair value through profit or 2,833 (1,300) - 1,755 (907) (662) 1,719 (307) loss Corporate securities 2,833 (1,300) - 1,755 (907) (662) 1,719 (307) Negotiable shares 1,268 (285) - - - (983) - - Real estate receivables certificates 1,411 (487) - 573 (53) - 1,444 29 Debentures 85 (504) - 604 (222) 262 225 (336) Eurobonds and others 31 (4) - 3 (51) 28 7 - Financial bills 5 6 - 8 (6) - 13 - Other 33 (26) - 567 (575) 31 30 - Financial assets designated at fair value through other comprehensive income - 43 (47) 76 (68) 30 34 (2) Real estate receivables certificates - - - 26 - - 26 - Debentures - (2) 6 50 (54) - - (3) 1 Eurobonds and others - 45 (53) - (14) 30 8 Total gains or losses (realized / unrealized)    Transfers in    Fair value at Fair value at Total Gains or Recognized in Purchases Settlements and / or out of 12/31/2018 12/31/2019 Losses (Unrealized) Recognized in other Level income comprehensive    142 (78) income - 274 (156) (79) 103 (1) Derivatives - Assets Swap Contracts – adjustment receivable 90 21 - 2 (2) (79) 32 31 Option Contracts (26) 52 (99) (17) - - (196) 272 (154) 172 (18) - (85) 71 (32) (2) Derivatives - Liabilities Option Swap Contracts Contracts – adjustment payable (3) (51) - (10) 36 (18) (46) (17) (23) 34 - (186) 136 - (39) 15 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.89

Sensitivity analysis of Level 3 operations The fair value of financial instruments classified in Level 3 is measured through valuation techniques based on correlations and associated products traded in active markets, internal estimates and internal models. Significant unobservable inputs used for measurement of the fair value of instruments classified in Level 3 are: interest rates, underlying asset prices and volatility. Significant variations in any of these inputs separately may give rise to substantial changes in the fair value. The table below shows the sensitivity of these fair values in scenarios of changes of interest rates or, asset prices, or in scenarios with varying shocks to prices and volatilities for nonlinear assets: Sensitivity – Level 3 Operations 06/30/2020 12/31/2019 Impact Impact Market risk factor groups Scenarios Stockholders’ Stockholders’ Income Income equity equity I (0.4) - (0.9) (0.0) Interest rates II (9.2) - (23.3) (0.3) III (18.1) - (46.1) (0.6) I - - - -Shares II - - - -I (13.7) - (22.6) -Nonlinear II (17.9) - (43.2) - The following scenarios are used to measure sensitivity: Interest rate Based on reasonably possible changes in assumptions of 1, 25 and 50 basis points (scenarios I, II and III respectively) applied to the interest curves, both up and down, taking the largest losses resulting in each scenario. Shares Based on reasonably possible changes in assumptions of 5 and 10 percentage points (scenarios I and II respectively) applied to share prices, both up and down, taking the largest losses resulting in each scenario. Nonlinear Scenario I: Based on reasonably possible changes in assumptions of 5 percentage points on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario. Scenario II: Based on reasonably possible changes in assumptions of 10 percentage points on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario. Note 29 - Contingent Assets and Liabilities, Provisions and Legal Obligations In the ordinary course of its business, ITAÚ UNIBANCO HOLDING may be a party to legal proceedings to labor, civil and tax nature. The contingencies related to these lawsuits are classified as follows: a) Contingent Assets: There are no contingent assets recorded. b) Provisions and contingencies: The criteria to quantify of provisions for contingencies are adequate in relation to the specific characteristics of civil, labor and tax lawsuits portfolios, as well as other risks, taking into consideration the opinion of its legal advisors, the nature of the lawsuits, the similarity with previous lawsuits and the prevailing previous court decisions. A provision is recognized whenever the loss is classified as probable. Legal liabilities arise from lawsuits filed to discuss the legality and unconstitutionality of the legislation in force, being subject to an accounting provision. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.90

I- Civil lawsuits In general, provisions and contingencies arise from claims related to the revision of contracts and compensation for material and moral damages. The lawsuits are classified as follows: Collective lawsuits: Related to claims of a similar nature and with individual amounts that are not considered significant. Provisions are calculated on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the nature of the lawsuit and the characteristics of the court (Small Claims Court or Regular Court). Contingencies and provisions are adjusted to reflect the amounts deposited into court as guarantee for their execution when realized. Individual lawsuits: Related to claims with unusual characteristics or involving significant amounts. The probability of loss is ascertained periodically, based on the amount claimed and the special nature of each case. The amounts considered as probable losses are recorded as provisions. ITAÚ UNIBANCO HOLDING, despite having complied with the rules in force at the time, is a defendant in lawsuits filed by individuals referring to payment of inflation adjustments to savings accounts resulting from economic plans implemented in the 1980s and the 1990s, as well as in collective lawsuits filed by: (i) consumer protection associations; and (ii) the Public Attorney’s Office, on behalf of the savings accounts holders. ITAÚ UNIBANCO HOLDING recognizes provisions upon receipt of summons, and when individuals demand the enforcement of a ruling handed down by the courts, using the same criteria as for provisions for individual lawsuits. The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but it has not established its understanding with respect to the constitutionality of the economic plans and their applicability to savings accounts. Currently, the appeals involving these matters are suspended, by order of the STF, until it pronounces its final decision. In December 2017, through mediation of the Federal Attorney’s Office (AGU) and supervision of the BACEN, savers (represented by two civil associations, FEBRAPO and IDEC) and FEBRABAN entered into an instrument of agreement aiming at resolving lawsuits related the economic plans, and ITAÚ UNIBANCO HOLDING has already accepted its terms. Said agreement was approved on March 1, 2018, by the Plenary Session of the Federal Supreme Court (STF) and savers could adhere to its terms for a 24-month period. Due to the end of this term, the parties signed an amendment to the instrument of agreement to extend this period in order to contemplate a higher number of holders of savings accounts and, consequently, to increase the end of lawsuits. In May, 2020 the Federal Supreme Court (STF) approved this amendment and granted a 30-month term for new adhesions, and this term may be extended for another 30 months, subject to the reporting of the number of adhesions over the first period. II- Labor claims Provisions for contingencies arise from lawsuits in which labor rights provided for in labor legislation specific to the related profession are discussed, such as: overtime, salary equalization, reinstatement, transfer allowance and, pension plan supplement. These lawsuits are classified as follows: Collective lawsuits: related to claims considered similar and with individual amounts that are not considered significant. The expected amount of loss is determined and accrued on a monthly basis in accordance with a statistical model which calculates the amount of the claims, and is reassessed taking into account court rulings. Provisions for contingencies are adjusted to reflect the amounts deposited into court as security for execution. Individual lawsuits: related to claims with unusual characteristics or involving significant amounts. These are periodically calculated based on the amounts claimed. The probability of loss is estimated in accordance with the actual and legal characteristics of each lawsuit. III- Other Risks These are quantified and accrued on the basis of the value of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned to Banco Nacional. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.91

Below are the changes in civil, labor and other risks provisions: 06/30/2020 Other    Civil Labor Total Risks Opening balance - 01/01 3,633 8,579 976 13,188 (-) Provisions guaranteed by indemnity clause (Note 2.4.n) (216) (980) - (1,196) Subtotal 3,417 7,599 976 11,992 Adjustment / Interest (Note 23) 37 255 - 292 Changes in the period reflected in income (Note 23) 385 1,079 (3) 1,461 Increase 535 1,191 - 1,726 Reversal (150) (112) (3) (265) Payment (559) (1,387) - (1,946) Subtotal 3,280 7,546 973 11,799 (+) Provisions guaranteed by indemnity clause (Note 2.4.n) 209 949 - 1,158 Closing balance 3,489 8,495 973 12,957 Current 1,453 2,765 973 5,191 Non-current 2,036 5,730 - 7,766 12/31/2019 Other    Civil Labor Total Risks Opening balance - 01/01 4,426 6,821 573 11,820 (-) Provisions guaranteed by indemnity clause (Note 2.4.n) (226) (957) - (1,183) Subtotal 4,200 5,864 573 10,637 Adjustment / Interest (Note 23) 122 1,024 - 1,146 Changes in the period reflected in income (Note 23) 726 3,160 403 4,289 Increase (*) 1,177 3,325 435 4,937 Reversal (451) (165) (32) (648) Payment (1,631) (2,449) - (4,080) Subtotal 3,417 7,599 976 11,992 (+) Provisions guaranteed by indemnity clause (Note 2.4.n) 216 980 - 1,196 Closing balance 3,633 8,579 976 13,188 Current 1,662 2,451 976 5,089 Non-current 1,971 6,128 - 8,099 (*) Includes the effects of the Voluntary Severance Program. IV- Tax proceedings and legal obligations Tax provisions correspond to the principal amount of taxes involved in administrative or judicial tax lawsuits, subject to tax assessment notices, plus interest and, when applicable, fines and charges.    The table below shows the changes in the provisions: 06/30/2020 12/31/2019 Opening balance - 01/01 8,266 6,793 (-) Provisions guaranteed by indemnity clause (Note 2.4 n) (68) (68) Subtotal (*) 8,198 6,725 Adjustment / Interest 125 779 Changes in (*) the period reflected in income 25 843 Increase 61 1,135 Reversal (*) (36) (292) Payment (1,478) (151) Subtotal 6,870 8,196 (+) Provisions guaranteed by indemnity clause (Note 2.4 n) 70 70 Closing balance 6,940 8,266 Current 190 83 Non-current 6,750 8,183 (*) The amounts are included in the headings Tax Expenses, General and Administrative Expenses and Current Income Tax and Social Contribution. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.92

The main discussions related to Tax Lawsuits and Legal Obligations are described below:    INSS – Non-compensatory Amounts – R$ 1,935: the non-levy of social security contribution on amounts paid as profit sharing is defended. The balance of the deposits in guarantee is R$ 805;    PIS and COFINS – Calculation Basis – R$ 643: defending the levy of PIS and COFINS on revenue, a tax on revenue from the sales of assets and services. The balance of the deposits in guarantee is R$ 616. c) Contingencies not provided for in the Balance Sheet Amounts involved in administrative and judicial arguments with the risk of loss estimated as possible are not provided for and they are basically composed of: I- Civil and Labor Claims In Civil Lawsuits with possible loss, total estimated risk is R$ 4,180 (R$ 4,266 at 12/31/2019), and in this total there are no amounts arising from interests in Joint Ventures. For Labor Claims with possible loss, estimated risk is R$ 348 (R$ 251 at 12/31/2019). II - Tax proceedings The tax proceedings of possible loss totaled R$ 28,981, and the main cases are described below:    INSS – Non-compensatory Amounts – R$ 4,794: defends the non-levy of this contribution on these amounts, among which are profit sharing and stock options;    IRPJ, CSLL, PIS and COFINS – Funding Expenses – R$ 4,174: the deductibility of raising costs (Interbank deposits rates) for funds that were capitalized between Group companies;    ISS – Banking Activities – R$ 3,453 the levy and/or payment place of ISS for certain banking revenues are discussed;    IRPJ and CSLL – Goodwill – Deduction – R$ 3,379: the deductibility of goodwill for future expected profitability on the acquisition of investments;    PIS and COFINS - Reversal of Revenues from Depreciation in Excess – R$ 2,182: discussing the accounting and tax treatment of PIS and COFINS upon settlement of leasing operations;    IRPJ, CSLL, PIS and COFINS – Requests for Offsetting Dismissed - R$ 1,682: cases in which the liquidity and the certainty of credits offset are discussed;    IRPJ and CSLL – Disallowance of Losses – R$ 1,180: discussion on the amount of tax loss (IRPJ) and/or social contribution (CSLL) tax loss carryforwards used by the Federal Revenue Service when drawing up tax assessment notes that are still pending a final decision;    IRPJ and CSLL – Deductibility of Losses with Derivatives – R$ 651: the deductibility of losses calculated in the disposal of financial derivative contracts is being discussed. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.93

d) Accounts Receivables – Reimbursement of Provisions The receivables balance arising from reimbursements of contingencies totals R$ 941 (R$ 978 at 12/31/2019) (Note 18a), arising basically from the collateral established in Banco Banerj S.A. privatization process occurred in 1997, when the State of Rio de Janeiro created a fund to guarantee the equity recomposition in provisions for Civil, Labor and Tax Claims. e) Guarantees of contingencies, provisions and legal obligations The guarantees related to legal proceedings involving ITAÚ UNIBANCO HOLDING and basically consist of: 06/30/2020 12/31/2019 Civil Labor Tax Total Total Deposits in guarantee (Note 18a) 1,526 2,353 9,285 13,164 14,520 Quotas 631 375 83 1,089 1,148 Surety 63 67 3,185 3,315 3,223 Insurance bond 1,774 1,118 13,943 16,835 14,867 Guarantee by government securities 17 - 239 256 96 Total 4,011 3,913 26,735 34,659 33,854 ITAÚ UNIBANCO HOLDING’s provisions for judicial and administrative challenges are long-term, considering the time required for their questioning, and this prevents the disclosure of a deadline for their conclusion. The legal advisors believe that ITAÚ UNIBANCO HOLDING is not a party to this or any other administrative proceedings or lawsuits that could significantly affect the results of its operations. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.94

Note 30 – Segment Information The current operational and reporting segments of ITAÚ UNIBANCO HOLDING are described below:    Retail Banking The segment comprises retail customers, account holders and non-account holders, individuals and legal entities, high income clients (Itaú Uniclass and Personnalité) and the companies segment (microenterprises and small companies). It includes financing and credit offers made outside the branch network, in addition to credit cards and payroll loans.    Wholesale Banking It comprises products and services offered to middle-market companies, high net worth clients (Private Banking), and the operation of Latin American units and Itaú BBA, which is the unit responsible for business with large companies and Investment Banking operations.    Activities with the Market + Corporation Basically corresponds to the result arising from capital surplus, subordinated debt surplus and the net balance of tax credits and debits. It also includes the financial margin on market trading, Treasury operating costs, and equity in earnings of companies not included in either of the other segments. a) Basis of Presentation Segment information is based on the reports used by senior management to assess performance and to make decisions about allocation of funds for investment and other purposes. These reports use a variety of information for management purposes, including financial and non-financial information supported by bases different from information prepared according to accounting practices adopted in Brazil. The main indicators used for monitoring business performance are Recurring Income, and Return on Economic Capital allocated to each business segment. Information by segment has been prepared in accordance with accounting practices adopted in Brazil and is adjusted by the items below: Allocated capital: The statements for each segment consider capital allocation based on a proprietary model and consequent impacts on results arising from this allocation. This model includes the following components: Credit risk, operating risk, market risk and insurance underwriting risk. Income tax rate: We take the total income tax rate, net of the tax effect from the payment of interest on capital, for the Retail Banking, Wholesale Banking and Activities with the Market + Corporation. The difference between the income tax amount calculated by segment and the effective income tax amount, as stated in the consolidated financial statements, is allocated to the Trading + Institutional column.    Reclassification and application of managerial criteria The managerial statement of income was used to prepare information per segment. These statements were obtained based on the statement of income adjusted by the impact of non-recurring events and the managerial reclassifications in income. The main reclassifications between the accounting and managerial results are: Operating revenues: Considers the opportunity cost for each operation. The financial statements were adjusted so that the stockholders’ equity was replaced by funding at market price. Subsequently, the financial statements were adjusted to include revenues related to capital allocated to each segment. The cost of subordinated debt and the respective remuneration at market price were proportionally allocated to the segments, based on the economic capital allocated. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.95

Tax effects of hedging: The tax effects of hedging of investments abroad were adjusted – they were originally recorded as tax expenses (PIS and COFINS) and Income Tax and Social Contribution on Net Income – and are now reclassified to financial margin. Insurance: The main reclassifications of revenues refer to the financial margins obtained from technical provisions for insurance, pension plans and premium bonds, in addition to revenue from management of pension plan funds. Other reclassifications: Other Income, Share of Income of Associates and joint ventures, Non-Operating Income, Profit Sharing of Management Members and Expenses for Credit Card Reward Program were reclassified to those lines representing the way the ITAÚ UNIBANCO HOLDING manages its business, to provide a clearer understanding of our performance. The adjustments and reclassifications column shows the effects of the differences between the accounting principles followed for the presentation of segment information, which are substantially in line with the accounting practices adopted for financial institutions in Brazil, except as described above, and the policies used in the preparation of these consolidated financial statements according to IFRS. Significant adjustments are as follows:    Requirements for impairment testing of financial assets are based on the expected loan losses model;    Adjustment to fair value due to reclassifications of financial assets to categories of measurement at amortized cost, at fair value through profit and loss or at fair value through other comprehensive income, as a result of the concept of business models of IFRS 9;    Financial assets modified and not written-off, with their balances recalculated in accordance with the requirements of IFRS 9;    Effective interest rate of financial assets and liabilities measured at amortized cost, appropriating revenues and costs directly attributable to their acquisition, issue or disposal over the transaction term, whereas in the standards adopted in Brazil, recognition of expenses and revenues from fees occurs at the time these transactions are contracted;    Goodwill generated in a business combination is not amortized, whereas in the standards adopted in Brazil, it is amortized. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.96

b) Consolidated Statement of Managerial Result April 1 to June 30, 2020 Activities with the Retail Wholesale ITAÚ (3) Market + Adjustments IFRS consolidated Banking Banking UNIBANCO Corporation Banking product 17,690 7,790 2,530 28,010 (4,534) 23,476 Net interest (1) 10,603 5,123 2,049 17,775 (4,434) 13,341 Commissions and Banking Fees 5,448 2,551 397 8,396 248 8,644 Income from insurance and private pension operations before claim and selling expenses 1,639 116 84 1,839 (892) 947 Other revenues - - - - 544 544 Cost of Credit (5,018) (2,757) 6 (7,769) 2,075 (5,694) Claims (320) (1) - (321) (1) (322) Operating margin 12,352 5,032 2,536 19,920 (2,460) 17,460 Other operating income / (expenses) (9,576) (3,999) (177) (13,752) (7,943) (21,695) Non-interest expenses (2) (8,397) (3,633) (89) (12,119) (8,166) (20,285) Tax expenses for ISS, PIS and COFINS and other (1,179) (366) (88) (1,633) (91) (1,724) Share of profit or (loss) in associates and joint ventures - - - - 314 314 Net income before income tax and social contribution 2,776 1,033 2,359 6,168 (10,403) (4,235) Income tax and social contribution (974) (189) (739) (1,902) 4,234 2,332 Non-controlling interest in subsidiaries (28) (19) (14) (61) 3,687 3,626 Net income 1,774 825 1,606 4,205 (2,482) 1,723 Total assets (*) - 06/30/2020 1,239,178 962,548 134,820 2,075,122 (121,113) 1,954,009 Total liabilities - 06/30/2020 1,192,203 891,008 115,518 1,937,304 (126,228) 1,811,076 (*) Includes: Investments in associates and joint ventures 1,925 - 13,652 15,577 (425) 15,152 Fixed assets, net 4,504 887 - 5,391 1,422 6,813 Goodwill and Intangible assets, net 5,720 8,993 - 14,713 1,949 16,662 (1) Includes interest and similar income, expenses and dividend of R$ 13,187, net gains (loss) on investment securities and derivatives of R$ 1,914 and results from foreign exchange operations and exchange variation of transactions abroad of R$ (1,760). (2) Refers to general and administrative expenses including depreciation and amortization expenses of R$ (1,237). (3) The IFRS Consolidated figures do not represent the sum of the parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.97

April 1 to June 30, 2019 Activities with Retail Wholesale ITAÚ (3) the Market + Adjustments IFRS consolidated Banking Banking UNIBANCO Corporation Banking product 19,477 7,506 2,509 29,492 (739) 28,753 Interest margin (1) 11,529 4,728 2,194 18,451 (445) 18,006 Commissions and Banking Fees 6,224 2,665 174 9,063 358 9,421 Income from insurance and private pension operations before claim and selling expenses 1,724 113 141 1,978 (1,009) 969 Other revenues - - - - 357 357 Cost of Credit (3,940) (105) - (4,045) 804 (3,241) Claims (282) (15) - (297) - (297) Operating margin 15,255 7,386 2,509 25,150 65 25,215 Other operating income / (expenses) (10,289) (3,799) (344) (14,432) (1,192) (15,624) Non-interest expenses (2) (9,063) (3,448) (164) (12,675) (1,355) (14,030) Tax expenses for ISS, PIS and COFINS and Other (1,226) (351) (180) (1,757) (185) (1,942) Share of profit or (loss) in associates and joint ventures - - - - 348 348 Net income before income tax and social contribution 4,966 3,587 2,165 10,718 (1,127) 9,591 Income tax and social contribution (1,708) (1,076) (623) (3,407) 506 (2,901) Non-controlling interest in subsidiaries (60) (202) (15) (277) 114 (163) Net income 3,198 2,309 1,527 7,034 (507) 6,527 Total assets (*) - 12/31/2019 1,056,275 682,271 147,901 1,738,713 (101,232) 1,637,481 Total liabilities - 12/31/2019 1,013,186 625,614 104,799 1,595,865 (107,849) 1,488,016    (*) Includes: Investments in associates and joint ventures 1,911 - 13,666 15,577 (480) 15,097 Fixed assets, net 5,252 1,160 - 6,412 754 7,166 Goodwill and Intangible assets, net 6,681 7,645 - 14,326 5,393 19,719 (1) Includes interest and similar income,expenses and dividend of R$ 15,205, net gains (loss) on investment securities and derivatives of R$ 1,645 and results from foreign exchange operations and exchange variation of transactions abroad of R$ 1,156. (2) Refers to general and administrative expenses including depreciation and amortization expenses of R$ (1,128). (3) The IFRS Consolidated figures do not represent the sum of all parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.98

January 1 to June 30, 2020 Activities with the Retail Wholesale ITAÚ (3) Market + Adjustments IFRS consolidated Banking Banking UNIBANCO Corporation Operating revenues 37,396 15,381 4,439 57,216 (19,768) 37,448 Interest margin (1) 22,235 9,611 3,734 35,580 (19,691) 15,889 Revenues from banking services and bank charges 11,750 5,597 563 17,910 816 18,726 Income from insurance and private pension operations before claim and selling expenses 3,411 173 142 3,726 (1,644) 2,082 Other revenues - - - - 751 751 Cost of Credit (11,937) (5,925) 6 (17,856) 2,408 (15,448) Claims (647) (4) - (651) - (651) Operating margin 24,812 9,452 4,445 38,709 (17,360) 21,349 Other operating income / (expenses) (19,676) (7,612) (215) (27,503) (7,368) (34,871) Non-interest expenses (2) (17,183) (6,889) (107) (24,179) (9,012) (33,191) Tax expenses for ISS, PIS and COFINS and Other (2,493) (723) (108) (3,324) 1,040 (2,284) Share of profit or (loss) in associates and joint ventures - - - - 604 604 Net income before income tax and social contribution 5,136 1,840 4,230 11,206 (24,728) (13,522) Income tax and social contribution (1,521) (182) (1,174) (2,877) 18,174 15,297 Non-controlling interest in subsidiaries (81) (107) (24) (212) 3,619 3,407 Net income 3,534 1,551 3,032 8,117 (2,935) 5,182 Total assets (*) - 06/30/2020 1,239,178 962,548 134,820 2,075,122 (121,113) 1,954,009 Total liabilities - 06/30/2020 1,192,203 891,008 115,518 1,937,304 (126,228) 1,811,076 (*) Includes: Investments in associates and joint ventures 1,925 - 13,652 15,577 (425) 15,152 Fixed assets, net 4,504 887 - 5,391 1,422 6,813 Goodwill and Intangible assets, net 5,720 8,993 - 14,713 1,949 16,662 (1) Includes interest and similar income, expenses and dividend of R$ 17,360, net gains (loss) on investment securities and derivatives of R$ (5,762) and results from foreign exchange operations and exchange variation of transactions abroad of R$ 4,291. (2) Refers to general and administrative expenses including depreciation and amortization expenses of R$ (2,448). (3) The IFRS Consolidated figures do not represent the sum of the parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.99

January 1 to June 30, 2019 Activities with the Retail Wholesale ITAÚ IFRS Market + Adjustments (3) Banking Banking UNIBANCO consolidated Corporation Operating revenues 38,046 14,620 5,034 57,700 (651) 57,049 Interest margin (1) 22,182 9,330 4,607 36,119 (617) 35,502 Commissions Income from insurance and Banking and Fees private pension operations before claim and 12,436 5,032 217 17,685 875 18,560 selling expenses 3,428 258 210 3,896 (1,830) 2,066 Other revenues - - - - 921 921 Cost of Credit (7,604) (244) - (7,848) 1,256 (6,592) Claims (570) (26) - (596) (31) (627) Operating margin 29,872 14,350 5,034 49,256 574 49,830 Other operating income / (expenses) (20,191) (7,452) (631) (28,274) (2,427) (30,701) Non-interest expenses (2) (17,774) (6,780) (282) (24,836) (2,676) (27,512) Tax expenses for ISS, PIS and COFINS and Other (2,417) (672) (349) (3,438) (328) (3,766) Share of profit or (loss) in associates and joint ventures - - - - 577 577 Net income before income tax and social contribution 9,681 6,898 4,403 20,982 (1,853) 19,129 Income tax and social contribution (3,295) (2,013) (1,288) (6,596) 1,060 (5,536) Non-controlling interest in subsidiaries (114) (337) (24) (475) 156 (319) Net income 6,272 4,548 3,091 13,911 (637) 13,274 Total assets (*) - 12/31/2019 1,056,275 682,271 147,901 1,738,713 (101,232) 1,637,481 Total liabilities - 12/31/2019 1,013,186 625,614 104,799 1,595,865 (107,849) 1,488,016 (*) Includes: Investments in associates and joint ventures 1,911 - 13,666 15,577 (480) 15,097 Fixed assets, net 5,252 1,160 - 6,412 754 7,166 Goodwill and Intangible assets, net 6,681 7,645 - 14,326 5,393 19,719 (1) Includes interest and similar income,expenses and dividend of R$ 30,815, net gains (loss) on investment securities and derivatives of R$ 3,228 and results from foreign exchange operations and exchange variation of transactions abroad of R$ 1,459. (2) Refers to general and administrative expenses including depreciation and amortization expenses of R$ (2,261). (3) The IFRS Consolidated figures do not represent the sum of the segments because there are intercompany transactions that were eliminated only in the consolidated financial statements. Segments are assessed by top management, net of income and expenses between related parties. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.100

c) Result of Non-Current Assets and Main Services and Products by Geographic Region 06/30/2020 12/31/2019 Brazil Abroad Total Brazil Abroad Total Non-current assets 16,363 7,112 23,475 16,123 10,762 26,885 04/01 to 06/30/2020 04/01 to 06/30/2019 Brazil Abroad Total Brazil Abroad Total Income related to financial operations (1) (2) 31,310 3,374 34,684 32,588 5,778 38,366 Income from insurance and private pension operations before claim and selling expenses 947 - 947 939 30 969 Commissions and Banking Fees 7,697 947 8,644 8,513 908 9,421 01/01 to 06/30/2020 01/01 to 06/30/2019 Brazil Abroad Total Brazil Abroad Total Income related to financial operations (1) (2) 53,941 13,035 66,976 62,419 12,167 74,586 Income from insurance and private pension operations before claim and selling expenses 2,082 - 2,082 1,999 67 2,066 Commissions and Banking Fees 16,835 1,891 18,726 16,753 1,807 18,560 (1) Includes interest and similar income, dividend income, net gain (loss) on investment securities and derivatives, foreign exchange results, and exchange variation on transactions abroad. (2) ITAÚ UNIBANCO HOLDING does not have customers representing 10% or higher of its revenues. Note 31 – Related parties Transactions between related parties are carried out for amounts, terms and average rates in accordance with normal market practices during the period, and under reciprocal conditions. Transactions between companies and investment funds, included in consolidation (note 2.4a), have been eliminated and do not affect the consolidated statements. The principal unconsolidated related parties are as follows:    Itaú Unibanco Participações S.A. (IUPAR), Companhia E. Johnston de Participações S.A. (shareholder of IUPAR) and ITAÚSA, direct and indirect shareholders of ITAÚ UNIBANCO HOLDING;    The non-financial subsidiaries and joint ventures of ITAÚSA, in particular Duratex S.A., Itaúsa Empreendimentos S.A. (1) and Alpargatas S.A.;    Investments in associates and joint ventures, in particular Porto Seguro Itaú Unibanco Participações S.A., BSF Holding S.A. and XP Inc.;    Pension Plans: Fundação Itaú Unibanco – Previdência Complementar and FUNBEP – Fundo de Pensão Multipatrocinado, closed-end supplementary pension entities, that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING, created exclusively for employees;    Associations: Associação Cubo Coworking Itaú – a partner entity of ITAÚ UNIBANCO HOLDING its purpose is to encourage and promote the discussion and development of alternative and innovative technologies, business models and solutions; the produce and disseminate the resulting technical and scientific knowledge; the attract and bring in new information technology talents that may be characterized as startups; and to research, develop and establish ecosystems for entrepreneur and startups;    Foundations and Institutes maintained by donations from ITAÚ UNIBANCO HOLDING and by the proceeds generated by their assets, so that they can accomplish their objectives and to maintain their operational and administrative structure: Fundação Itaú para Educação e Cultura (2) – promotes education, culture, social assistance, defense and guarantee of rights, and strengthening of civil society. Instituto Itaú Cultural (3) – promotes and disseminates Brazilian culture in the country and abroad. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.101

Instituto Unibanco – supports projects focused on social assistance, particularly education, culture, promotion of integration into the labor market, and environmental protection, directly or as a supplement to civil institutions. Instituto Unibanco de Cinema – promotes culture in general and provides access of low-income families to screenings of films, videos, video-laser discs etc, in theaters and movie clubs which it owns or manages including showings of popular movies, in particular Brazilian productions. Associação Itaú Viver Mais – provides social services for the welfare of beneficiaries, on the terms defined in its Internal Regulations, and according to the funds available. These services may include the promotion of cultural, educational, sports, entertainment and healthcare activities. (1) Entity merged into Itaúsa Investimentos Itaú S.A (2) New legal name of Fundação Itaú Social after merger of Instituto Itaú Cultural. (3) Entity merged into Fundação Itaú para Educação e Cultura. a) Transactions with related parties: ITAÚ UNIBANCO HOLDING Assets / (Liabilities) Revenues / (Expenses) Annual rate 04/01 to 04/01 to 01/01 to 01/01 to 06/30/2020 12/31/2019 06/30/2020 06/30/2019 06/30/2020 06/30/2019 Short-term Interbank investments 64 1,000 33 - 33 - Itaú Unibanco S.A. Nassau Branch 2.20% 64 1,000 33 - 33 - Loan operations 1,437 83 31 (9) 44 4 Alpargatas S.A. 2.35% to 6% / CDI + 2% 797 30 24 - 35 1 Duratex S.A. CDI + 1.45% / CDI + 3.15% 608 - 7 - 8 -Other 113% CDI 32 53 - (9) 1 3 Derivative financial instruments (assets and liabilities) 138 99 6 - 4 - Investment funds 115 99 6 - 4 -Alpargatas S.A. 23 - - - - - Deposits - - - (1) - (1) Other - - - (1) - (1) Deposits received under securities repurchase agreements (1,223) (374) 9 (4) (18) (6) Alpargatas S.A. 95% to 100% CDI (705) (4) (6) - (6) -Duratex S.A. 76% to 95% CDI (61) (43) (1) (1) (2) (1) Other 2.0% / 75% to 100.15% CDI (457) (327) 16 (3) (10) (5) Amounts receivable (payable) / Commissions and/or Other General and Administrative expenses (88) (151) 9 (35) 18 (18) Fundação Itaú Unibanco – Previdência Complementar (85) (93) 14 14 25 27 ConectCar Soluções de Mobilidade Eletrônica S.A. (23) (46) (1) (2) 2 -Olímpia Promoção e Serviços S.A. (4) (5) (9) (7) (18) (13) Itaú Unibanco S.A. Nassau Branch - - - (2) - -Itaúsa Investimentos Itaú S.A. 1 1 3 (35) 5 (33) Fundação Itaú para Educação e Cultura 19 - - - - -FUNBEP - Fundo de Pensão Multipatrocinado - - 3 3 3 3 Other 4 (8) (1) (6) 1 (2) Rent - - (8) (11) (17) (23) Fundação Itaú Unibanco – Previdência Complementar - - (7) (9) (15) (18) FUNBEP – Fundo de Pensão Multipatrocinado - - (1) (2) (2) (4) Other - - - - - (1) Donation (750) - (1,000) 4 (1,000) (35) Fundação Itaú para Educação e Cultura (750) - (1,000) - (1,000) (35) Other - - - 4 - - Sponsorship 17 29 (3) 4 (6) - Associação Cubo Coworking Itaú 17 29 (3) 4 (6) - Operations with Key Management Personnel of ITAÚ UNIBANCO HOLDING present Assets of R$ 56, Liabilities of R$ (6,650) and Results of R$ (36) (R$ 49, R$ (5,758) at 12/31/2019 and R$ (48) from 01/01 to 06/30/2019, respectively). b) Compensation and Benefits of Key Management Personnel Compensation and benefits attributed to Managers Members, members of the Audit Committee and the Board of Directors of ITAÚ UNIBANCO HOLDING in the period correspond to: 04/01 to 04/01 to 01/01 to 01/01 to 06/30/2020 06/30/2019 06/30/2020 06/30/2019 Fees (128) (137) (255) (275) Profit sharing (27) (81) (48) (173) Post-employment benefits (1) (1) (5) (5) Share-based payment plan (42) (52) (91) (134) Total (198) (271) (399) (587) Total amounts related to share-based compensation plans, personnel expenses and post-employment benefits is detailed in Notes 20, 23 and 26, respectively. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.102

Note 32 – Risk and Capital Management a) Corporate Governance    ITAÚ UNIBANCO HOLDING invests in sound processes for risk and capital management that permeates the whole institution and are the basis of all strategic decisions to ensure business sustainability. These processes are aligned with the guidelines of the Board of Directors and Executive which, through collegiate bodies, define the global objectives expressed as targets and limits for the business units that manage risk. Control and capital management units, in turn, support ITAÚ UNIBANCO HOLDING’s management by monitoring and analyzing risk and capital. The Board of Directors is the main body responsible for establishing guidelines, policies and approval levels for risk and capital management. The Capital and Risk Management Committee (CGRC), in turn, is responsible for supporting the Board of Directors in managing capital and risk. At the executive level, collegiate bodies, presided over by the Chief Executive Officer (CEO) of ITAÚ UNIBANCO HOLDING, are responsible for capital and risk management, and their decisions are monitored by the CGRC. Additionally, ITAÚ UNIBANCO HOLDING has collegiate bodies with capital and risk management responsibilities delegated to them, chaired by the Executive Vice-President of the Risk and Finance Department (ARF). To support this structure, ARF has departments to ensure, on an independent and centralized basis, that the institution’s risks and capital are managed in compliance with defined policies and procedures. b) Risk Management Risk Appetite The risk appetite of ITAÚ UNIBANCO HOLDING is based on the Board of Director’s statement: “We are a universal bank, operating mainly in Latin America. Supported by our risk culture, we insist on with strict ethical standards and regulatory compliance, seeking high and increasing returns, with low volatility, through lasting relationships with our customers, accurate risk pricing, widespread funding and proper use of capital.” Based on this statement, five dimensions have been defined, each dimension consists of a set of metrics associated with the main risks involved, combining supplementary measurement methods, to give a comprehensive vision of our exposure. The Board of Directors is responsible for approving guidelines and limits for risk appetite, with the support of CGRC and the CRO (Chief Risk Officer). The limits for risk appetite are monitored regularly and reported to risk committees and to the Board of Directors, which will oversee the preventive measures to be taken to ensure that exposure is aligned with the strategies of ITAÚ UNIBANCO HOLDING. The five dimensions of risk appetite are:    Capitalization: establishes that ITAÚ UNIBANCO HOLDING must have capital sufficient to face any serious recession period or a stress event without the need to adjust its capital structure under unfavorable circumstances. It is monitored by tracking ITAÚ UNIBANCO HOLDING’s capital ratios, both in normal and stress scenarios, and of the ratings of the institution’s debt issues.    Liquidity: establishes that the liquidity of ITAÚ UNIBANCO HOLDING must withstand long periods of stress. It is monitored tracking liquidity indicators.    Composition of results: defines that business will be focused primarily on Latin America, where ITAÚ UNIBANCO HOLDING has a diversified base of customers and products, with low appetite for income volatility or for high risk. This dimension comprises aspects related to business, profitability, market risk and credit risk. By adopting exposure concentration limits, such as industry sectors, counterparty quality, countries and geographical regions and risk factors, these monitored metrics are intended to ensure well-adjusted portfolios, low income volatility and business sustainability. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.103

Operational risk: focuses on the control of operating risk events that may adversely impact business and operating strategy, and involves monitoring the main operational risk events and losses incurred.    Reputation: addresses risks that may impact the institution’s brand value and reputation with customers, employees, regulatory bodies, investors and the general public. The risk monitoring in this dimension is carried out by tracking customer satisfaction or dissatisfaction and media exposure, in addition to monitoring the institution’s conduct. Risk appetite, risk management and guidelines for employees of ITAÚ UNIBANCO HOLDING for routine decision-making purposes are based on:    Sustainability and customer satisfaction: ITAÚ UNIBANCO HOLDING vision is to be the leading bank in sustainable performance and customer satisfaction and, accordingly, we are committed to creating shared value for staff, customers, stockholders and society, ensuring the continuity of the business. ITAÚ UNIBANCO HOLDING is committed to doing business that is good both for the customer and the institution itself;    Risk Culture: ITAÚ UNIBANCO HOLDING’s risk culture goes beyond policies, procedures or processes, reinforcing the individual and collective responsibility of all employees so that they will do the right thing at the right time and in the proper manner, respecting the ethical way of doing business;    Risk pricing: ITAÚ UNIBANCO HOLDING’s acts and assumes risks in business which it knows and understands, avoiding those with which it is unfamiliar or that do not offer a competitive edge, and carefully assessing the risk-return ratio;    Diversification: ITAÚ UNIBANCO HOLDING has little appetite for volatility in earnings, and it therefore operates with a diverse base of customers, products and business, seeking to diversify risks and giving priority to lower risk business;    Operational excellence: It is the wish of ITAÚ UNIBANCO HOLDING to be an agile bank, with a robust and stable infrastructure enabling us to offer top quality services;    Ethics and respect for regulations: for ITAÚ UNIBANCO HOLDING, ethics is non-negotiable, and it therefore promotes an institutional environment of integrity, encouraging staff to cultivate ethics in relationships and business and to respect the rules, thus caring for the institution’s reputation. ITAÚ UNIBANCO HOLDING has various ways of disseminating risk culture, based on four principles: conscious risk-taking, discussion of the risks the institution faces, the corresponding action taken, and the responsibility of everyone for managing risk. These principles serve as a basis for ITAÚ UNIBANCO HOLDING guidelines, helping employees to conscientiously understand, identify, measure, manage and mitigate risks. 1. Credit risk The possibility of losses arising from failure by a borrower, issuer or counterparty to meet their financial obligations, the impairment of a loan due to downgrading of the risk rating of the borrower, the issuer or the counterparty, a decrease in earnings or remuneration, advantages conceded on renegotiation or the costs of recovery. There is a credit risk control and management structure, centralized and independent from the business units, that provides for operating limits and risk mitigation mechanisms, and also establishes processes and tools to measure, monitor and control the credit risk inherent in all products, portfolio concentrations and impacts of potential changes in the economic environment. The credit policy of ITAÚ UNIBANCO HOLDING is based on internal criteria such as: classification of customers, portfolio performance and changes, default levels, rate of return and economic capital allocated, and external factors such as interest rates, market default indicators, inflation, changes in consumption, and so on. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.104

For personal customers and small and middle-market companies, credit rating is based on statistical application models (at the early stages of the relationship with a customer) and behavior score (used for customers with which ITAÚ UNIBANCO HOLDING already has a relationship). For large companies, the rating is based on information such as economic and financial condition of the counterparty, their cash-generating capability, the economic group to which they belong, and the current and prospective situation of the economic sector in which they operate. Credit proposals are analyzed on a case by case basis, through an approval-level mechanism. ITAÚ UNIBANCO HOLDING strictly controls the credit exposure of customers and counterparties, taking action to address situations in which the current exposure exceeds what is desirable. For this purpose, measures provided for in loan agreements are available, such as accelerated maturity or a requirement for additional collateral. 1.1 Collateral and policies for mitigating credit risk ITAÚ UNIBANCO HOLDING uses guarantees to increase its capacity for recovery in operations exposed to credit risk. The guarantees may be personal, secured, legal structures with mitigating power and offset agreements. For collateral to be considered instruments that mitigate credit risk, they must comply with the requirements and standards that regulate them, both internal and external ones, and they must be legally valid (effective), enforceable, and assessed on a regular basis. ITAÚ UNIBANCO HOLDING also uses credit derivatives, to mitigate credit risk of its portfolios of loans and securities. These instruments are priced based on models that use the fair value of market inputs, such as credit spreads, recovery rates, correlations and interest rates. 1.2 Policy for Provisioning and Economic Scenarios Both the credit risk and the finance areas are responsible for defining the methods used to measure expected loan losses and for periodically assessing changes in the provision amounts. These areas monitor the trends observed in provisions for expected credit losses by segment, in addition to establishing an initial understanding of the variables that may trigger changes in the allowance for loan losses, the probability of default (PD) or the loss given default (LGD). Once the trends have been identified and an initial assessment of the variables has been made at the corporate level, the business areas are responsible for further analyzing these trends in more detail and for each segment, in order to understand the underlying reasons for the trends and to decide whether changes are required in credit policies. Provisions for expected losses take into account the expected risk linked to contracts with similar characteristics and in anticipation of signs of deterioration, over a loss horizon suitable for the remaining period of the contract to maturity. For contracts of products with no determined termination date, average results of deterioration and default are used to determine the loss horizon. Additionally, information on economic scenarios and public data with internal projections are used to determine and adjust the expected credit loss in line with expected macroeconomic realities. 1.3 Classification of Stages of Credit Impairment ITAÚ UNIBANCO HOLDING uses customers’ internal information, statistic models, days of default and quantitative analysis in order to determine the credit status of portfolio agreements. Rules for changing stages take into account lower and higher internal limits (quantitative criteria), in addition to the relative variation in the rating since the initial recognition. Information on days of delay, used on an absolute basis, is an important factor for the classification of stages, and after a certain credit status has been defined for an agreement, it is classified in one of the three stages of credit deterioration. Based on this classification, rules for measuring expected credit loss in each stage are used, as described in Note 2.4d. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.105

For retail and middle market portfolios, ITAÚ UNIBANCO HOLDING classifies loan agreements which are over 30 days overdue in stage 2, except payroll loans for government agency, for which the figure is 45 days, due to the payment dynamics for onlending. For the Wholesale business portfolio, information on arrears is taken into account when allocating a rating. Default parameters are: 90 days with no payments made(*); debt restructuring; adjudication of bankruptcy; loss; and court-ordered restructuring. (*) For the real estate loans portfolio, the figure is 180 days with no payments made. 1.4 Maximum Exposure of Financial Assets to Credit Risk 06/30/2020 12/31/2019 Brazil Abroad Total Brazil Abroad Total Financial Assets 1,203,735 492,278 1,696,013 1,073,430 336,803 1,410,233 At Amortized Cost 850,373 348,211 1,198,584 755,773 254,871 1,010,644 Interbank deposits 15,865 40,027 55,892 10,620 23,963 34,583 Securities purchased under agreements to resell 300,302 2,554 302,856 197,157 1,271 198,428 Securities 107,311 29,807 137,118 114,046 19,073 133,119 Loan operations and lease operations 403,729 256,955 660,684 386,206 199,585 585,791 Other financial assets 58,031 28,534 86,565 75,968 18,784 94,752 (-) Provision for Expected Loss (34,865) (9,666) (44,531) (28,224) (7,805) (36,029) At Fair Value Through Other Comprehensive Income 43,968 62,311 106,279 35,990 40,670 76,660 Securities 43,968 62,311 106,279 35,990 40,670 76,660 At Fair Value Through Profit or Loss 309,394 81,756 391,150 281,667 41,262 322,929 Securities 285,351 21,630 306,981 271,470 9,605 281,075 Derivatives 24,043 60,126 84,169 10,197 31,657 41,854 Financial liabilities - provision for expected loss 4,221 749 4,970 3,581 559 4,140 Loan Commitments 3,337 410 3,747 2,909 394 3,303 Financial Guarantees 884 339 1,223 672 165 837 Off balance sheet 347,033 57,189 404,222 338,262 48,893 387,155 Financial Guarantees 52,913 17,075 69,988 52,663 14,057 66,720 Letters of credit to be released 17,230 - 17,230 15,013 - 15,013 Loan commitments 276,890 40,114 317,004 270,586 34,836 305,422 Mortgage loans 5,656 - 5,656 5,536 - 5,536 Overdraft accounts 119,080 - 119,080 124,449 - 124,449 Credit cards 149,556 3,482 153,038 138,014 2,823 140,837 Other pre-approved limits 2,598 36,632 39,230 2,587 32,013 34,600 Total 1,546,547 548,718 2,095,265 1,408,111 385,137 1,793,248 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.106

Amounts shown for credit risk exposure are based on gross book value and do not take into account any collateral received or other added credit improvements. The contractual amounts of financial guarantees and letters of credit cards represent the maximum potential of credit risk in the event that a counterparty does not meet the terms of the agreement. The vast majority of loan commitments (mortgage loans, overdraft accounts and other pre-approved limits) mature without being drawn, since they are renewed monthly and can be cancelled unilaterally. As a result, the total contractual amount does not represent our real future exposure to credit risk or the liquidity needs arising from such commitments. 1.4.1. By business sector Loans and Financial Lease Operations 06/30/2020% 12/31/2019 % Industry and commerce 162,747 24.6 129,998 22.2 Services 155,791 23.6 126,718 21.6 Other sectors 35,954 5.4 26,693 4.6 Individuals 306,192 46.4 302,382 51.6 Total 660,684 100.0 585,791 100.0 Other financial assets (*) 06/30/2020% 12/31/2019 % Public sector 719,035 72.3 562,485 73.5 Services 67,368 6.8 59,193 7.7 Other sectors 66,144 6.7 45,744 6.0 Financial 140,748 14.2 98,297 12.8 Total 993,295 100.0 765,719 100.0 (*) Includes Financial Assets at Fair Value through Profit and Loss, Financial Assets at Fair Value through Other Comprehensive Income and Financial Assets at Amortized Cost, except for Loan Operations and Lease Operations Portfolio and Other Financial Assets. The exposure of Off Balance financial instruments (Financial Collaterals and Loan Commitments) is neither categorized nor managed by business sector. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.107

1.4.2 By type and classification of credit risk Operations and lease operations 06/30/2020 Stage 1 Stage 2 Stage 3 Total Consolidated of 3 stages Loans Loan Financial Loans Loan Financial Loans Loan Financial Loans Loan Financial Total Total Total Total Operations commitments Guarantees Operations commitments Guarantees Operations commitments Guarantees Operations commitments Guarantees Individuals 181,886 206,496 844 389,226 19,730 7,841 - 27,571 27,480 1,044 - 28,524 229,096 215,381 844 445,321 Corporate 117,624 16,314 44,321 178,259 2,238 65 635 2,938 8,665 109 3,366 12,140 128,527 16,488 48,322 193,337 Micro/Small and medium companies 85,072 46,331 5,235 136,638 8,203 1,894 411 10,508 8,842 347 80 9,269 102,117 48,572 5,726 156,415 Foreign loans - Latin America 170,707 34,665 13,933 219,305 22,793 1,774 690 25,257 7,444 124 473 8,041 200,944 36,563 15,096 252,603 Total 555,289 303,806 64,333 923,428 52,964 11,574 1,736 66,274 52,431 1,624 3,919 57,974 660,684 317,004 69,988 1,047,676% 60.1 32.9 7.0 100.0 79.9 17.5 2.6 100.0 90.4 2.8 6.8 100.0 63.0 30.3 6.7 100.0 12/31/2019 Stage 1 Stage 2 Stage 3 Total Consolidated of 3 stages Loans Loan Financial Loans Loan Financial Loans Loan Financial Loans Loan Financial Total Total Total Total Operations commitments Guarantees Operations commitments Guarantees Operations commitments Guarantees Operations commitments Guarantees Individuals 199,907 197,717 861 398,485 19,070 6,437 - 25,507 21,513 763 - 22,276 240,490 204,917 861 446,268 Corporate 91,448 16,411 44,720 152,579 911 22 200 1,133 8,430 102 3,420 11,952 100,789 16,535 48,340 165,664 Micro/Small and medium companies 77,722 50,307 4,817 132,846 7,225 2,378 38 9,641 5,786 190 46 6,022 90,733 52,875 4,901 148,509 Foreign loans - Latin America 132,812 29,842 12,087 174,741 14,714 1,166 424 16,304 6,253 87 107 6,447 153,779 31,095 12,618 197,492 Total 501,889 294,277 62,485 858,651 41,920 10,003 662 52,585 41,982 1,142 3,573 46,697 585,791 305,422 66,720 957,933% 58.5 34.3 7.2 100.0 79.7 19.0 1.3 100.0 89.9 2.4 7.7 100.0 61.1 31.9 7.0 100.0 06/30/2020 12/31/2019 Internal Rating Stage 1 Stage 2 Stage 3 Total loans Stage 1 Stage 2 Stage 3 Total loans Lower Risk 454,624 5,148 - 459,772 420,936 4,204 - 425,140 Satisfactory 99,500 21,539 - 121,039 80,106 17,871 - 97,977 Higher Risk 1,165 26,277 - 27,442 847 19,845 - 20,692 Credit-Impaired - - 52,431 52,431 - - 41,982 41,982 Total 555,289 52,964 52,431 660,684 501,889 41,920 41,982 585,791% 84.1 8.0 7.9 100.0 85.6 7.2 7.2 100.0 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.108

Other financial assets 06/30/2020 Stage 1 Stage 2 Stage 3 Fair Value Cost Fair Value Cost Fair Value Cost Fair Value Investment funds 10,835 4,152 3,969 6,588 6,588 1,298 278 Government securities 414,944 411,909 414,944 - - - - Brazilian government 356,948 353,888 356,948 - - - - Other Public - 36 - - - - - Other countries 57,996 57,985 57,996 - - - - Argentina 1,754 1,731 1,754 - - - -United States 3,819 3,821 3,819 - - - -Mexico 8,324 8,334 8,324 - - - -Italy 251 251 251 - - - -Spain 4,966 4,980 4,966 - - - -Korea 2,857 2,863 2,857 - - - -Chile 26,359 26,248 26,359 - - - -Paraguay 2,822 2,989 2,822 - - - -Uruguay 1,164 1,159 1,164 - - - -Colombia 5,634 5,564 5,634 - - - -Peru 15 14 15 - - - -Germany 31 31 31 - - - - Corporate debt securities 121,312 116,573 114,924 3,675 3,127 6,122 3,261 Rural product note 5,891 5,748 5,665 81 72 208 154 Real estate receivables certificates 6,225 6,272 6,196 9 10 18 19 Bank deposit certificate 1,377 1,374 1,377 - - - -Debentures 55,557 51,050 50,336 2,460 2,180 5,596 3,041 Eurobonds and other 7,900 7,909 7,885 15 15 - -Financial bills 17,140 17,147 17,140 - - - -Promissory notes 11,314 11,359 11,314 - - - -Other 15,908 15,714 15,011 1,110 850 300 47 Total 547,091 532,634 533,837 10,263 9,715 7,420 3,539 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.109

12/31/2019 Fair Value Stage 1 Stage 2 Stage 3 Cost Fair Value Cost Fair Value Cost Fair Value Investment funds 8,267 8,322 8,062 - - 955 205 Government securities 366,998 364,078 366,998 - - - - Brazilian government 327,681 324,637 327,681 - - - - Other Public - 36 - - - - - Other countries 39,317 39,405 39,317 - - - - Argentina 318 349 318 - - - -United States 2,977 2,979 2,977 - - - -Mexico 7,820 7,820 7,820 - - - -Italy 329 328 329 - - - -Spain 4,984 4,984 4,984 - - - -Korea 3,427 3,427 3,427 - - - -Chile 12,317 12,227 12,317 - - - -Paraguay 1,782 1,959 1,782 - - - -Uruguay 710 716 710 - - - -Colombia 4,622 4,585 4,622 - - - -Peru 8 8 8 - - - -Germany 23 23 23 - - - - Corporate debt securities 112,936 109,169 108,685 637 402 6,784 3,849 Rural product note 5,341 5,122 5,114 62 58 204 169 Real estate receivables certificates 7,312 7,253 7,280 10 11 20 21 Bank deposit certificate 3,217 3,217 3,217 - - - -Debentures 51,510 47,751 47,607 336 283 6,311 3,620 Eurobonds and other 5,732 5,671 5,704 29 28 - -Financial bills 18,514 18,517 18,514 - - - -Promissory notes 5,311 5,314 5,311 - - - -Other 15,999 16,324 15,938 200 22 249 39 Total 488,201 481,569 483,745 637 402 7,739 4,054 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.110

Other Financial Assets - Internal Classification by Level of Risk 06/30/2020 Financial Assets - At Amortized Cost Financial assets at fair value Financial Assets Fair Value Interbank deposits and through profit or loss at fair Through Other Internal rating securities purchased under Securities value (*) Comprehensive Income Total agreements to resell Low 358,748 131,231 388,096 106,279 984,354 Medium - 4,380 2,574 - 6,954 High - 1,507 480 - 1,987 Total 358,748 137,118 391,150 106,279 993,295% 36.1 13.8 39.4 10.7 100.0 (*) Includes Derivatives in the amount of R$ 84,169 at 06/30/2020. 12/31/2019 Financial Assets - At Amortized Cost Financial assets at fair value Financial Assets Fair Value Interbank deposits and through profit or loss at fair Through Other Internal rating securities purchased under Securities value (*) Comprehensive Income Total agreements to resell Low 233,011 127,251 321,595 76,660 758,517 Medium - 3,721 952 - 4,673 High - 2,147 382 - 2,529 Total 233,011 133,119 322,929 76,660 765,719% 30.4 17.4 42.2 10.0 100.0 (*) Includes Derivatives in the amount of R$ 41,854 at 12/31/2019. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.111

1.4.3 Collateral for loans and financial lease operations 06/30/2020 12/31/2019 Over-collateralized assets Under-collateralized assets Over-collateralized assets Under-collateralized assets Carrying Carrying Carrying Carrying Fair value of Fair value of Fair value of Fair value of value of the value of the value of the value of the collateral collateral collateral collateral assets assets assets assets Individuals 69,245 179,774 2,345 2,170 65,921 170,045 1,997 1,867 Personal (1) 1,480 5,679 710 679 978 2,982 857 819 Vehicles (2) 17,452 36,114 1,595 1,460 17,720 37,355 1,102 1,020 Mortgage loans (3) 50,313 137,981 40 31 47,223 129,708 38 28 Very small, small and middle-market companies and corporates (4) 133,830 363,600 23,138 17,991 115,608 311,043 11,097 6,142 Foreign loans - Latin America (4) 161,858 292,252 12,708 6,446 123,367 222,300 7,348 2,841 Total 364,933 835,626 38,191 26,607 304,896 703,388 20,442 10,850 (1) In general requires financial collaterals. (2) Vehicles themselves are pledged as collateral, as well as assets leased in lease operations. (3) Properties themselves are pledged as collateral. (4) Any collateral set forth in the credit policy of ITAÚ UNIBANCO HOLDING (chattel mortgage, surety/joint debtor, mortgage and others). Of total loans and financial lease operations R$ 257,560 (R$ 260,453 at 12/31/2019) represented unsecured loans. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.112

1.4.4 Repossessed assets Assets received from the foreclosure of loans, including real estate, are initially recorded at the lower of: (i) the fair value of the asset less the estimated selling expenses, or (ii) the carrying amount of the loan. Further impairment of assets is recorded as a provision, with a corresponding charge to income. The maintenance costs of these assets are expensed as incurred. The policy for sales of these assets includes periodic auctions that are announced to the market in advance, and provides that the assets cannot be held for more than one year, as stipulated by BACEN. Total assets repossessed in the period were R$ 134 (R$ 182 from 01/01 to 06/30/2019), mainly composed of real estate. 2. Market risk The possibility of incurring financial losses from changes in the market value of positions held by a financial institution, including the risks of transactions subject to fluctuations in currency rates, interest rates, share prices, price indexes and commodity prices. ITAÚ UNIBANCO HOLDING’s market risk management strategy is aimed at balancing corporate business goals, taking into account, among other things, political, economic and market conditions, the portfolio profile and the ability to operate in specific markets. Market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and alerts, (iii) application, analysis and testing of stress scenarios, (iv) risk reporting to those responsible within the business areas, in compliance with the governance of ITAÚ UNIBANCO HOLDING, (v) monitoring of actions required to adjust positions and risk levels to make them realistic, and (vi) providing support for the safe launch of new financial products. The CMN has regulations governing the segregation of exposure to market risk into risk factors, such as: interest rate, exchange rate, equities and commodities. Brazilian inflation indexes are treated as a group of risk indicators and limits are managed in the same way as for the other indicators. The structure of limits and alerts obeys the Board of Directors’ guidelines, and it is reviewed and approved on an annual basis. This structure has specific limits aimed at improving the process of monitoring and understanding risk, and at avoiding concentration. These limits are quantified by assessing the forecast balance sheet results, the size of stockholders’ equity, market liquidity, complexity and volatility, and ITAU UNIBANCO HOLDING’s appetite for risk. In order to operate within the defined limits, ITAÚ UNIBANCO HOLDING hedges transactions with customers and proprietary positions, including its foreign investments. Derivatives are commonly used for these hedging activities, which can be either accounting or economic hedges, both governed by the institutional polices of ITAÚ UNIBANCO HOLDING. The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution 4,557, of February 23, 2017, and BACEN Circular 3,354, of June 27, 2007. The trading portfolio consists of all transactions involving financial instruments and commodities, including derivatives, which are held for trading. The banking portfolio is basically characterized by transactions for the banking business, and transactions related to the management of the balance sheet of the institution, where there is no intention of sale and time horizons are medium and long term. Market risk management is based on the following metrics:    Value at risk (VaR): a statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level; Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.113

Losses in stress scenarios (Stress Testing): simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios);    Stop loss: metrics used to revise positions, should losses accumulated in a fixed period reach a certain level;    Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at market value (MtM – Marked to Market); and    Stressed VaR: statistical metric derived from the VaR calculation, with the purpose is of simulating higher risk in the trading portfolio, taking returns that can be seen in past scenarios of extreme volatility. Management of interest rate risk in the Banking Book (IRRBB) is based on the following metrics:    ÄEVE: difference between the present value of the sum of repricing flows of instruments subject to IRRBB in a base scenario and the present value of the sum of repricing flows of these instruments in a scenario of shock in interest rates;    ÄNII: difference between the result of financial intermediation of instruments subject to IRRBB in a base scenario and the result of financial intermediation of these instruments in a scenario of shock in interest rates. In addition, sensitivity and loss control measures are also analyzed. They include:    Mismatching analysis (GAPS): accumulated exposure by risk factor of cash flows expressed at market value, allocated at the maturity dates;    Sensitivity (DV01- Delta Variation): impact on the market value of cash flows, when submitted to an one annual basis point increase in the current interest rates or index rate;    Sensitivity to Sundry Risk Factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time. ITAÚ UNIBANCO HOLDING uses proprietary systems to measure the consolidated market risk. The processing of these systems occurs in a high-availability access-controlled environment, which has data storage and recovery processes and an infrastructure that ensures business continuity in contingency (disaster recovery) situations. 2.1 VaR - Consolidated ITAÚ UNIBANCO HOLDING Is calculated by Historical Simulation, i.e. the expected distribution for profits and losses (P&L) of a portfolio over time can be estimated from past behavior of returns of market risk factors for this portfolio. VaR is calculated at a confidence level of 99%, historical period of 4 years (1000 business days) and a holding period of one day. In addition, in a conservative approach, VaR is calculated daily, with and without volatility weighting, and the final VaR is the more restrictive of the values given by the two methods. From 01/01 to 06/30/2020, the average total VaR in Historical Simulation was R$ 358 or 0.3% of total stockholders’ equity (R$ 334 from 01/01 to 12/31/2019 or 0.2% of total stockholders’ equity). VaR Total (Historical Simulation) (Reais million) 06/30/2020 (*) 12/31/2019 (*) Average Minimum Maximum Var Total Average Minimum Maximum Var Total VaR by risk factor group Interest rates 872 382 1,961 388 816 652 960 813 Currencies 24 9 71 17 28 11 59 11 Shares 29 14 49 21 30 14 57 29 Commodities 2 1 4 1 2 1 5 1 Effect of diversification - - - (230) - - - (576) Total risk 358 166 763 197 334 209 472 278 (*) VaR by Group of Risk Factors considers information from foreign units. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.114

2.1.1 Interest rate risk The table below shows the accounting position of financial assets and liabilities exposed to interest rate risk, distributed by maturity (remaining contractual terms). This table is not used directly to manage interest rate risks; it is mostly used to permit the assessment of mismatching between accounts and products associated thereto and to identify possible risk concentration. 06/30/2020 12/31/2019 0-30 31-180 181-365 1-5 Over 5 0-30 31-180 181-365 1-5 Over 5 Total Total days days days years years days days days years years Financial assets 364,897 417,785 193,168 554,300 203,707 1,733,857 264,750 382,751 141,277 443,579 203,328 1,435,685 At amortized cost 307,851 387,221 139,055 284,722 117,579 1,236,428 222,026 354,893 102,649 244,862 111,666 1,036,096 Compulsory deposits in the Central Bank of Brazil 83,268 - - - - 83,268 86,836 - - - - 86,836 Interbank deposits 37,344 6,441 3,929 7,882 197 55,793 23,337 4,448 3,290 3,474 32 34,581 Securities purchased under agreements to resell 100,910 201,590 267 1 84 302,852 22,617 175,643 - - 162 198,422 Securities 6,560 12,940 19,129 56,885 38,317 133,831 1,290 13,659 14,817 56,178 44,522 130,466 Loan and lease operations 79,769 166,250 115,730 219,954 78,981 660,684 87,946 161,143 84,542 185,210 66,950 585,791 At fair value through other comprehensive income 15,331 4,848 8,620 53,284 24,196 106,279 2,464 4,524 3,284 46,456 19,932 76,660 At fair value through profit and loss 41,715 25,716 45,493 216,294 61,932 391,150 40,260 23,334 35,344 152,261 71,730 322,929 Securities 32,286 14,058 32,898 191,292 36,447 306,981 33,262 15,420 32,299 137,612 62,482 281,075 Derivatives 9,429 11,658 12,595 25,002 25,485 84,169 6,998 7,914 3,045 14,649 9,248 41,854 Financial liabilities 597,580 124,972 170,869 416,873 127,695 1,437,989 508,064 115,876 74,582 309,571 86,135 1,094,228 At amortized cost 587,569 114,070 153,814 386,222 106,359 1,348,034 501,401 106,763 71,460 288,584 77,991 1,046,199 Deposits 333,470 55,615 95,321 221,895 20,896 727,197 272,447 38,873 22,877 154,032 18,831 507,060 Securities sold under repurchase agreements 232,540 2,281 9,458 26,170 31,942 302,391 218,055 4,121 1,700 13,309 19,398 256,583 Interbank market funds 17,560 53,791 38,471 62,052 3,189 175,063 9,845 54,141 41,253 66,818 2,805 174,862 Institutional market funds 3,541 1,897 10,014 74,104 50,332 139,888 600 8,472 4,763 53,452 36,957 104,244 Premium bonds plans 458 486 550 2,001 - 3,495 454 1,156 867 973 - 3,450 At fair value through profit and loss 10,011 10,902 17,055 30,651 21,336 89,955 6,663 9,113 3,122 20,987 8,144 48,029 Derivatives 10,002 10,889 17,044 30,582 21,266 89,783 6,653 9,100 3,096 20,906 8,073 47,828 Structured notes (*) 9 13 11 69 70 172 10 13 26 81 71 201 Difference assets / liabilities (232,683) 292,813 22,299 137,427 76,012 295,868 (243,314) 266,875 66,695 134,008 117,193 341,457 Cumulative difference (232,683) 60,130 82,429 219,856 295,868 (243,314) 23,561 90,256 224,264 341,457 Ratio of cumulative difference to total interest-bearing assets -13.4% 3.5% 4.8% 12.7% 17.1% -16.9% 1.6% 6.3% 15.6% 23.8% (*) The difference arises from the mismatch between the maturities of all remunerated assets and liabilities, at the respective period-end date, considering the contractually agreed terms. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.115

2.1.2 Currency risk The purpose of ITAÚ UNIBANCO HOLDING’s management of foreign exchange exposure is to mitigate the effects arising from variation in foreign exchange rates, which may present high- volatility periods. The currency (or foreign exchange) risk arises from positions that are sensitive to oscillations in foreign exchange rates. These positions may be originated by financial instruments that are denominated in a currency other than the functional currency in which the balance sheet is measured or through positions in derivative instruments (for negotiation or hedge). Sensitivity to currency risk is disclosed in the table VaR Total (Historical Simulation) described in item 2.1 – VaR Consolidated – ITAÚ UNIBANCO HOLDING. 2.1.3 Share Price Risk The exposure to share price risk is disclosed in Note 5, related to Financial Assets Through Profit or Loss - Securities, and Note 8, related to Financial Assets at Fair Value Through Other Comprehensive Income - Securities. 3. Liquidity risk The possibility that the institution may be unable to efficiently meet its expected and unexpected obligations, both current and future, including those arising from guarantees issued, without affecting its daily operations and without incurring significant losses. Liquidity risk is controlled by an area independent from the business area and responsible for establishing the reserve composition, estimating the cash flow and exposure to liquidity risk in different time horizons, and for monitoring the minimum limits to absorb losses in stress scenarios for each country where ITAÚ UNIBANCO HOLDING operates. All activities are subject to verification by independent validation, internal control and audit areas. Liquidity management policies and limits are based on prospective scenarios and senior management’s guidelines. These scenarios are reviewed on a periodic basis, by analyzing the need for cash due to atypical market conditions or strategic decisions by ITAÚ UNIBANCO HOLDING. ITAÚ UNIBANCO HOLDING manages and controls liquidity risk on a daily basis, using procedures approved in superior committees, including the adoption of liquidity minimum limits, sufficient to absorb possible cash losses in stress scenarios, measured with the use of internal and regulatory methods. Additionally the following items for monitoring and supporting decisions are periodically prepared and submitted to senior management:    Different scenarios projected for changes in liquidity;    Contingency plans for crisis situations;    Reports and charts that describe the risk positions;    Assessment of funding costs and alternative sources of funding;    Monitoring of changes in funding through a constant control of sources of funding, considering the type of investor, maturities and other factors. 3.1 Primary sources of funding ITAÚ UNIBANCO HOLDING has different sources of funding, of which a significant portion is from the retail segment. Of total customers’ funds, 35.9% or R$ 341.0 billion, are immediately available to customers. However, the historical behavior of the accumulated balance of the two largest items in this group – demand and savings deposits - is relatively consistent with the balances increasing over time and inflows exceeding outflows for monthly average amounts. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.116

06/30/2020 12/31/2019 Funding from customers 0-30 days Total % 0-30 days Total % Deposits 333,470 727,197 272,447 507,060 Demand deposits 118,787 118,787 12.5 82,306 82,306 11.5 Savings deposits 163,755 163,755 17.2 144,558 144,558 20.2 Time deposits 48,940 439,797 46.2 44,855 277,166 38.8 Other 1,988 4,858 0.5 728 3,030 0.4 Funds from acceptances and issuance of securities (1) 7,382 145,140 15.3 4,293 143,569 20.1 Funds from own issue (2) 190 3,392 0.4 235 5,258 0.7 Subordinated debt - 74,838 7.9 2 59,462 8.3 Total 341,042 950,567 100.0 276,977 715,349 100.0 (1) Includes mortgage notes, guaranteed real estate credit bills, agribusiness, financial recorded in interbank markets funds and Obligations on the issue of debentures, Securities abroad and strutured operations certificates recorded in Institutional Markets Funds. (2) Refer to deposits received under securities repurchase agreements with securities from own issue. 3.2 Control over liquidity ITAÚ UNIBANCO HOLDING manages its liquidity reserves based on estimates of funds that will be available for investment, assuming the continuity of business in normal conditions. During the period of 2020, ITAÚ UNIBANCO HOLDING maintained sufficient levels of liquidity in Brazil and abroad. Liquid assets totaled R$ 283.1 billion and accounted for 83.0% of the short term redeemable obligations, 29.8% of total funding, and 21.0% of total assets. The table below shows the indicators used by ITAÚ UNIBANCO HOLDING in the management of liquidity risk: 06/30/2020 12/31/2019 Liquidity indicators % % Net assets (1) / customers funds within 30 days (2) 83.0 62.4 Net assets (1) / total customers funds (3) 29.8 24.2 Net assets (1) / total financial assets (4) 21.0 16.6 (1) Net assets (present value): Cash, Securities purchased under agreements to resell – Funded position and Government securities -available. Detailed in the table Non discounted future flows – Financial assets; (2) Table Funding from customers table (Total Funding from customers 0-30 days); (3) Table funding from customers (Total funding from customers); (4) Detailed in the table Non discounted future flows – Financial assets, total present value regards R$ 1,349,882 (R$ 1,040,865 at 12/31/2019). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.117

Assets and liabilities according to their remaining contractual maturities, considering their undiscounted flows, are presented below: Undiscounted future flows, except for derivatives which are fair value 06/30/2020 12/31/2019 (1) 0 - 30 31 - 365 366 - 720 Over 720 0 - 30 31 - 365 366 - 720 Over 720 Financial assets Total Total days days days days days days days days Cash 43,368 - - - 43,368 30,367 - - - 30,367 Interbank investments 165,267 170,270 7,278 1,698 344,513 69,756 151,497 1,444 1,191 223,888 Securities purchased under agreements to resell – Collateral held (2) 35,062 - - - 35,062 26,797 - - - 26,797 Securities purchased under agreements to resell – Collateral repledge 92,119 160,604 - 29 252,752 17,871 144,234 - - 162,105 Interbank deposits (4) 38,086 9,666 7,278 1,669 56,699 25,088 7,263 1,444 1,191 34,986 Securities 209,326 16,118 12,767 88,954 327,165 131,195 17,669 19,846 108,011 276,721 Government securities - available 198,760 404 398 6,229 205,791 111,487 300 302 4,763 116,852 Government securities – under repurchase commitments - 100 - 137 237 7,744 6,616 12,445 25,366 52,171 Private securities - available 10,566 13,942 10,483 49,620 84,611 11,964 10,181 4,967 56,839 83,951 Private securities – under repurchase commitments - 1,672 1,886 32,968 36,526 - 572 2,132 21,043 23,747 Derivative financial instruments - Net position 9,429 24,253 8,429 42,058 84,169 6,998 10,959 5,355 18,542 41,854 Swaps 333 7,513 5,373 40,639 53,858 107 4,039 4,464 17,848 26,458 Options 3,961 7,883 1,873 481 14,198 4,696 3,043 500 217 8,456 Forwards (onshore) 2,053 1,261 12 - 3,326 940 1,207 15 - 2,162 Other derivatives 3,082 7,596 1,171 938 12,787 1,255 2,670 376 477 4,778 Loans and financial operations (3) 65,934 235,772 107,646 271,812 681,164 63,401 197,090 93,203 236,982 590,676 Total financial assets 493,324 446,413 136,120 404,522 1,480,379 301,717 377,215 119,848 364,726 1,163,506 (1) The assets portfolio does not take into consideration the balance of compulsory deposits in Central Bank, amounting to R$ 89,744 (R$ 91,248 at 12/31/2019), which release of funds is linked to the maturity of the liability portfolios. The amounts of PGBL and VGBL are not considered in the assets portfolio because they are covered in Note 26. (2) Net of R$ 14,336 (R$ 8,544 at 12/31/2019) which securities are linked to guarantee transactions at B3 S.A. - Brasil, Bolsa, Balcão and the BACEN. (3) Net of payment to merchants of R$ 54,275 (R$ 69,050 at 12/31/2019) and the amount of liabilities from transactions related to credit assignments R$ 1,549 (R$ 2,451 at 12/31/2019). (4) Includes R$ 32,366 (R$ 18,938 at 12/31/2019) related to Compulsory Deposits with Central Banks of other countries. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.118

Undiscounted future flows, except for derivatives which are fair value 06/30/2020 12/31/2019 0 – 30 31 – 365 366 – 720 Over 720 0 – 30 31 – 365 366 – 720 Over 720 Financial liabilities Total Total days days days days days days days days Deposits 334,152 159,447 27,975 283,973 805,547 266,690 69,367 20,555 211,531 568,143 Demand deposits 118,787 - - - 118,787 82,306 - - - 82,306 Savings deposits 163,755 - - - 163,755 144,558 - - - 144,558 Time deposit 49,300 157,048 27,887 283,797 518,032 37,570 68,757 20,502 211,395 338,224 Interbank deposits 2,286 2,399 88 176 4,949 2,247 610 53 136 3,046 Other deposits 24 - - - 24 9 - - - 9 Compulsory deposits (41,271) (18,692) (3,232) (26,549) (89,744) (38,576) (14,067) (4,110) (34,495) (91,248) Demand deposits (6,476) - - - (6,476) (4,412) - - - (4,412) Savings deposits (28,844) - - - (28,844) (26,234) - - - (26,234) Time deposit (5,951) (18,692) (3,232) (26,549) (54,424) (7,930) (14,067) (4,110) (34,495) (60,602) Securities sold under repurchase agreements (1) 291,976 7,735 4,571 23,289 327,571 246,499 6,509 5,218 17,585 275,811 Government securities 210,224 3,659 1,793 23,262 238,938 200,499 344 1,720 17,553 220,116 Private securities 21,480 3,065 2,778 27 27,350 17,978 2,810 3,498 32 24,318 Foreign 60,272 1,011 - - 61,283 28,022 3,355 - - 31,377 Funds from acceptances and issuance of securities (2) 7,154 37,631 36,836 75,538 157,159 4,335 47,697 39,505 67,435 158,972 Loans and onlending obligations (3) 17,311 73,638 6,287 7,686 104,922 6,368 65,182 6,259 7,462 85,271 Subordinated debt (4) 176 3,145 15,717 62,653 81,691 251 6,594 11,794 53,745 72,384 Derivative financial instruments - Net position 10,002 27,933 9,213 42,635 89,783 6,653 12,196 9,458 19,521 47,828 Swaps 1,039 13,228 6,750 41,504 62,521 326 5,218 8,349 19,034 32,927 Option 4,408 8,147 1,834 530 14,919 3,668 4,567 571 255 9,061 Forward (onshore) 2,609 - - - 2,609 753 1 - - 754 Other derivatives 1,946 6,558 629 601 9,734 1,906 2,410 538 232 5,086 Total financial liabilities 619,500 290,837 97,367 469,225 1,476,929 492,220 193,478 88,679 342,784 1,117,161 (1) Includes own and third parties’ portfolios. (2) Includes mortgage notes, Guaranteed real estate notes, agribusiness, financial recorded in interbank market funds and Obligations on issue of debentures, Securities abroad and Structured Transactions certificates recorded in institutional markets funds. (3) Recorded in funds from interbank markets. (4) Recorded in funds from institutional markets. 06/30/2020 12/31/2019 Off balance commitments 0 – 30 31 – 365 366 – 720 Over 720 Total 0 – 30 31 – 365 366 – 720 Over 720 Total days days days days days days days days Financial Guarantees 1,632 24,398 7,567 36,391 69,988 1,286 19,447 9,359 36,628 66,720 Commitments to be released 121,986 25,778 8,248 160,992 317,004 125,664 22,818 7,064 149,876 305,422 Letters of credit to be released 17,230 - - - 17,230 15,013 - - - 15,013 Contractual commitments - Fixed and Intangible assets (Notes 13 and 14) - 143 - - 143 - 273 - - 273 Total 140,848 50,319 15,815 197,383 404,365 141,963 42,538 16,423 186,504 387,428 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.119

c) Capital Management Governance ITAÚ UNIBANCO HOLDING is subject to the regulations of BACEN, which determines minimum capital requirements, procedures to obtain information to assess the global systemic importance of banks, fixed asset limits, loan limits and accounting practices, and requires banks to conform to the regulations based on the Basel Accord for capital adequacy. Additionally, CNSP and SUSEP issue regulations on capital requirements that affect our insurance operations and private pension and premium bonds plans. The capital statements were prepared in accordance with BACEN’s regulatory requirements and with internationally accepted minimum requirements according to the Bank for International Settlements (BIS). I - Composition of capital The Referential Equity (PR) used to monitor the compliance with the operating limits imposed by BACEN, is the sum of three items, namely:    Common Equity Tier I: the sum of capital, reserves and retained earnings, less deductions and prudential adjustments.    Additional Tier I Capital: consists of instruments of a perpetual nature, which meet eligibility requirements. Together with Common Equity Tier I it makes up Tier I.    Tier II Capital: consists of subordinated debt instruments with defined maturity dates that meet eligibility requirements. Together with the Common Equity Tier I and the Additional Tier I Capital, it makes up the Total Capital. Composition of Referential Equity 06/30/2020 12/31/2019 Stockholders’ equity attributable to controlling interests 126,357 131,987 Non-controlling interests 11,390 11,110 Change in interest in subsidiaries in a capital transaction 63 259 Consolidated Stockholders’ Equity (BACEN) 137,810 143,356 Common Equity Tier I Prudential Adjustments (29,691) (26,028) Common Equity Tier I 108,119 117,328 Instruments Eligible to Comprise Additional Tier I 17,981 11,266 Additional Tier I Prudential Adjustments 114 102 Additional Tier I Capital 18,095 11,368 Tier I (Common Equity Tier I + Additional Tier I Capital) 126,214 128,696 Instruments Eligible to Comprise Tier II 14,360 11,833 Tier II Prudential Adjustments 76 67 Tier II 14,436 11,900 Referential Equity (Tier I + Tier II) 140,650 140,596 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.120

Funds from the issuance of subordinated debt securities are considered Tier II capital for purpose of capital to risk-weighted assets ratio, as shown below. According to current legislation, the balance of subordinated debt in December 2012 was used for calculating the reference equity as of June 2020, totaling R$ 49,051. Principal amount Account balance Name of security / currency Issue Maturity Return p.a. (original currency) 06/30/2020 12/31/2019 Subordinated financial bills - BRL 1 2012 2020 111% of CDI - 2 20 IPCA + 6% to 6.17% - 49 6 2011 2021 109.25% to 110.5% of CDI 14 14 2,307 2012 2022 IPCA + 5.15% to 5.83% 5,170 4,994 20 IGPM + 4.63% 33 30 2,354 Total 5,217 5,089 Subordinated euronotes - USD 990 2010 2020 6.20% - 4,041 1,000 2010 2021 5.75% 5,645 4,152 730 2011 2021 5.75% to 6.20% 4,010 2,952 550 2012 2021 6.20% 3,012 2,218 2,600 2012 2022 5.50% to 5.65% 14,501 10,673 1,851 2012 2023 5.13% 10,195 7,502 7,721 Total 37,363 31,538 Debt instruments eligible as capital - USD 740 2019 2029 4.50% 4,073 - 740 Total 4,073 - Debt instruments eligible as capital - BRL 50 2019 2028 CDI + 0.72% 51 - 2,280 2029 CDI + 0.75% 2,347 - 2,330 Total 2,398 - Total 49,051 36,627 III - Risk-Weighted Assets (RWA) For calculating minimum capital requirements, RWA must be obtained by taking the sum of the following risk exposures: RWA = RWA + RWA + RWA CPAD MINT OPAD 06/30/2020 12/31/2019 Credit risk (RWACPAD)(1) 922,909 784,730 Market risk (RWAMINT)(2) 25,237 25,002 Operating risk (RWAPOPAD)(3) 92,476 81,568 Total risk-weighted assets 1,040,622 891,300 (1) Portion related to exposures to credit risk, calculated using the standardized approach. (2) Portion related to capital required for market risk, composed of the maximum between the internal model and 80% of the standardized model, regulated by BACEN Circulars 3,646 and 3,674. (3) Portion related to capital required for operational risk, calculated based on the standardized approach. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.121

The tables below present the breakdown of credit, market and operational risk weighted assets, respectively. a) Credit Risk Breakdown of Credit Risk Weighted by Credit Risk (RWACPAD) 06/30/2020 12/31/2019 Credit Risk Weighted Assets (RWACPAD) 922,909 784,730    Securities 52,820 54,715 Loan Operations - Retail 134,391 139,522 Loan Operations - Non-Retail 326,007 274,324 Joint Liabilities - Retail 166 150 Joint Liabilities - Non-Retail 49,840 45,657 Loan Commitments - Retail 39,849 37,700 Loan Commitments - Non-Retail 10,242 11,138 Derivatives – Future potential gain 5,754 4,787 Intermediation 2,774 2,422 Other exposures 301,066 214,315 b) Market Risk 06/30/2020 12/31/2019 Market Risk Weighted Assets - Standard Aproach (RWAMPAD) 31,547 28,328 Operations subject to interest rate variations 28,054 24,724    Fixed rate denominated in reais 1,418 5,273 Foreign exchange coupon 14,598 13,118 Price index coupon 12,038 6,333 Operations subject to commodity price variation 1,631 1,087 Operations subject to stock price variation 369 1,162 Operations subject to risk exposures in gold, foreign currency and foreign exchange 1,493 1,355 variation Minimum Market Risk Weighted Assets - Standard Aproach (RWAMPAD) (*) (a) 25,237 22,662 Market Risk Weighted Assets calculated based on internal methodology (b) 23,988 25,002 Reduction of Market Risk Weighted Assets due to Internal Models Aproach (6,310) (3,326) Market Risk Weighted Assets (RWAMINT) - maximum of (a) and (b) 25,237 25,002 (*) Calculated based on internal models, with maximum saving possibility of 20% of the standard model. At 06/30/2020, RWAMINT totaled R$ 25,237, that corresponds to the value of 80% of RWAMPAD, above the need of capital calculated through the internal methodology, which totaled R$ 23,988. At 12/31/2019, RWAMINT totaled R$ 25,002, which corresponds to the need of capital calculated through the internal methodology, higher than the value of 80% of RWAMPAD, which totaled R$ 22,662. c) Operational Risk 06/30/2020 12/31/2019 Operational Risk-Weighted Assets (RWAOPAD) 92,476 81,568    Retail 14,431 14,005 Commercial 28,718 27,536 Corporate finance 3,416 2,746 Negotiation and sales 23,490 15,430 Payments and settlement 8,696 8,802 Financial agent services 4,596 4,641 Asset management 8,806 8,101 Retail brokerage 323 307 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.122

IV - Capital Adequacy The Board of Directors is the body responsible for approving the institutional capital management policy and guidelines for the capitalization level of ITAÚ UNIBANCO HOLDING. The Board is also responsible for the full approval of the ICAAP (Internal Capital Adequacy Assessment Process) report, the purpose of which is to assess the capital adequacy of ITAÚ UNIBANCO HOLDING. The result of the last ICAAP – which was dated December 2019 – indicated that ITAÚ UNIBANCO HOLDING has, in addition to capital to cover all material risks, a significant capital surplus, thus assuring the solidity of the institution’s equity position. In order to ensure that ITAÚ UNIBANCO HOLDING is sound and has the capital needed to support business growth, the institution maintains PR levels above the minimum level required to face risks, as demonstrated by the Common Equity, Tier I Capital and Basel ratios. The Basel Ratio reached 13.5% at June 30, 2020, 2.3 p.p. lower than at December 31, 2019, mainly due to the foreign exchange impact, the provision of interest on capital, dividends referring to fiscal year 2019, and increase in risk-weighted assets, partially diminished by net income in the period and issuance of level 1 and level 2 debts. Additionally, ITAÚ UNIBANCO HOLDING has a surplus over the required minimum Referential Equity of R$ 57,400 (R$ 69,292 at 12/31/2019), well above the ACP of R$ 23,414 (R$ 31,195 at 12/31/2019) and generously covered by available capital. 06/30/2020 12/31/2019 Amount Ratio Amount Ratio Required Current Required Current Required Current Required Current Common Equity Tier I 46,828 108,119 4.5% 10.4% 40,108 117,328 4.5% 13.2% Additional Tier I Capital - 18,095 - - - 11,368 - - Tier I (Common Equity Tier I + Additional Tier I Capital) 62,437 126,214 6.0% 12.1% 53,478 128,696 6.0% 14.4% Tier II - 14,436 - - - 11,900 - - Referential Equity (Tier I + Tier II) 83,250 140,650 8.0% 13.5% 71,304 140,596 8.0% 15.8% Amount Required for Additional Capital Buffers (ACP) 23,414 2.25% 31,195 3.5% The fixed assets ratio shows the commitment percentage of adjusted Referential Equity with adjusted permanent assets. ITAÚ UNIBANCO HOLDING falls within the maximum limit of 50% of adjusted RE, established by BACEN. At 06/30/2020 , fixed assets ratio reached 25.8% (27.9% at 12/31/2019), showing a surplus of R$ 34,053 (R$ 31,104 at 12/31/2019). Further details on Risk and Capital Management of ITAÚ UNIBANCO HOLDING and indicators of the Global Systemic Importance Index, which are not included in the financial statements, may be viewed on www.itau.com.br/relacoes-com-investidores “Reports”/ Pillar 3 and Global Systemically Important Banks. V – Recovery Plan In response to the latest international crises, the Central Bank published Resolution No. 4,502, which requires the development of a Recovery Plan by financial institutions within Segment 1, with total exposure to GDP of more than 10%. This plan aims to reestablish adequate levels of capital and liquidity above regulatory operating limits in the face of severe systemic or idiosyncratic stress shocks. In this way, each institution could preserve its financial viability while also minimizing the impact on the National Financial System. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.123

V - Stress testing The stress test is a process of simulating extreme economic and market conditions on ITAÚ UNIBANCO HOLDING’s results, liquidity and capital. The institution has been carrying out this test in order to assess its solvency in plausible scenarios of crisis, as well as to identify areas that are more susceptible to the impact of stress that may be the subject of risk mitigation. For the purposes of the test, the economic research area estimates macroeconomic variables for each stress scenario. The elaboration of stress scenarios considers the qualitative analysis of the Brazilian and the global conjuncture, historical and hypothetical elements, short and long term risks, among other aspects, as defined in CMN Resolution 4,557. In this process, the main potential risks to the economy are assessed based on the judgment of the bank’s team of economists, endorsed by the Chief Economist of ITAÚ UNIBANCO HOLDING and approved by the Board of Directors. Projections for the macroeconomic variables (such as GDP, the basic interest rate and inflation) and for variables in the credit market (such as raisings, lending, rates of default, margins and charges) used are based on exogenous shocks or through use of models validated by an independent area. Then, the stress scenarios adopted are used to influence the budgeted result and balance sheet. In addition to the scenario analysis methodology, sensitivity analysis and the Reverse Stress Test are also used. ITAÚ UNIBANCO HOLDING uses the simulations to manage its portfolio risks, considering Brazil (segregated into wholesale and retail) and External Units, from which the risk-weighted assets and the capital and liquidity ratios are derived. The stress test is also an integral part of the ICAAP (Internal Capital Adequacy Process), the main purpose of which is to assess whether, even in severely adverse situations, the institution would have adequate levels of capital and liquidity, without any impact on the development of its activities. This information enables potential offenders to the business to be identified and provides support for the strategic decisions of the Board of Directors, the budgeting and risk management process, as well as serving as an input for the institution’s risk appetite metrics. VII – Leverage Ratio The Leverage Ratio is defined as the ratio of Capital Tier I to Total Exposure, calculated pursuant to BACEN Circular 3,748, of February 27, 2015. The purpose of this ratio is to be a simple measure of leverage not sensitive to risk, thus it does not consider weighting or mitigation factors. According to instructions in BACEN Circular Letter 3,706, of May 5, 2015, since October 2015 ITAÚ UNIBANCO HOLDING has sent the Leverage Ratio to BACEN, in accordance with Basel recommendations, on the basis of the ratio’s behavior for the period between 2011, when it was introduced, and 2017. d) Management Risks of insurance and private pension I – Management Structure, roles and responsibilities In line with good domestic and international practices, ITAÚ UNIBANCO HOLDING has a risk management structure that ensures that the risks arising from insurance and pension plans products are properly monitored and reported to the appropriate bodies. The management process of insurance and pension plans risks is independent and focuses on the specific nature of each risk. ITAÚ UNIBANCO HOLDING has committees to define the management of funds from the technical reserves for insurance and private pensions, to issue guidelines for managing these funds with the objective of achieving long term returns, and to define valuation models, risk limits and strategies on allocation of funds to specific financial assets. The members of these committees are not only executives and those directly responsible for the business management process, but also heads and coordinators of commercial and financial areas. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.124

II – Risks of Insurance and Private Pensions ITAÚ UNIBANCO HOLDING offers its products to customers through a bancassurance structure or direct distribution. Life, personal accident, loan and multiple peril insurance products are mainly distributed by a bancassurance operation. Life insurance and pension plans are, in general, medium or long-term products and the main risks involved in the business may be classified as demographic, financial and behavioral.    Demographic risk relates to: i) a greater than expected increase in life expectancies for products with survivorship coverage (mostly pension plans); and ii) a greater than expected decrease in mortality rates for products with life coverage (mostly life insurance).    Financial risk: is inherent in the underwriting risk of products that offer a contractual financial guarantee, this risk being considered insurance risk.    Behavioral risk relates to a greater than expected increase in the rates of conversion into annuity income, resulting in increased payments of retirement benefits. Estimated actuarial assumptions are based on the past experience of ITAÚ UNIBANCO HOLDING, on market benchmarks and on the experience of the actuaries. a) Effect of changes on actuarial assumptions To measure the effects of changes in the key actuarial assumptions, sensitivity tests were conducted in the amounts of current estimates of future liability cash flows. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders’ equity at the balance sheet date. This type of analysis is usually conducted under the ceteris paribus condition, in which the sensitivity of a system is measured when one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below: Impact in Income and Stockholders’ Equity (*) Sensitivity Test 06/30/2020 12/31/2019 Private Pension Insurance Private Pension Insurance Mortality Rates    5% increase 31 3 25 - 5% decrease (35) (3) (37) (1) Risk-free Interest Rates 0.1% increase 66 12 61 12 0.1% decrease (71) (13) (63) (12) Conversion in Income Rates 5% increase (19) - 20 - 5% decrease 19 - (21) - Claims 5% increase - (51) - (47) 5% decrease - 51 - 47 (*) Amounts net of tax effects. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.125

b) Risk concentration For ITAÚ UNIBANCO HOLDING, there is no product concentration in relation to insurance premiums, reducing the risk of product concentration and distribution channels. 01/01 to 06/30/2020 01/01 to 06/30/2019 Insurance Retained Retention Insurance Retained Retention premiums premium (%) premiums premium (%) Individuals Group accident insurance 385 385 100.0 390 390 100.0 Individual accident 104 104 100.0 127 127 100.0 Credit life 254 254 100.0 506 506 100.0 Group life 439 439 100.0 478 478 100.0 III) Market, credit and liquidity risk a) Market risk Market risk is analyzed, in relation to insurance operations, using the following metrics and sensitivity and loss control measures: Value at Risk (VaR), Losses in Stress Scenarios (Stress Test), Sensitivity (DV01- Delta Variation) and Concentration. In the table, the sensitivity analysis (DV01 – Delta Variation) is presented in relation to insurance operations that demonstrate the impact on the market value of cash flows when submitted to a one basis point increase in the current interest rate or indexer rate and one percentage point in the share price and currency. 0 06/30/2020 12/31/2019 Class Account Account DV01 DV01 balance balance Government securities National Treasury Notes (NTN-C) 5,410 (2.35) 5,495 (2.57) National Treasury Notes (NTN-B) 7,932 (8.80) 8,675 (9.42) Chile Government securities (BTU) - - 152 (0.04) Private securities Indexed to IPCA 82 (0.01) 83 (0.01) Indexed to PRE 120 (0.01) 142 (0.01) Indexed to CLP - - 79 -Indexed to CLF - - 6 - Shares 1,149 - 6 -Post-fixed assets 2,703 - 2,297 - Under agreements to resell 476 - 777 -Total 17,872 17,712 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.126

b) Liquidity Risk Liquidity risk is identified by ITAÚ UNIBANCO HOLDING as the risk of lack of liquid resources available to cover its current obligations at a given moment. For insurance operations, the liquidity risk is managed continuously by monitoring payment flows against liabilities, compared to the inflows generated by its operations and financial assets portfolio. Financial assets are managed in order to optimize the risk-return ratio of investments, considering, on a careful basis, the characteristics of their liabilities. The risk integrated control considers the concentration limits by issuer and credit risk, sensitivities and market risk limits and control over asset liquidity risk. Thus, investments are concentrated in government and private securities with good credit quality in active and liquid markets, keeping a considerable amount invested in short-term assets, available on demand, to cover regular needs and any liquidity contingencies. Additionally, ITAÚ UNIBANCO HOLDING constantly monitors the solvency conditions of its insurance operations. Liabilities Assets 06/30/2020 12/31/2019 Liabilities Liabilities Assets Liabilities Liabilities Assets Insurance operations Backing asset amounts (1) DU (2) DU (2) amounts (1) DU (2) DU (2) Unearned premiums LFT, repurchase agreements, NTN-B, CDB, LF and debentures 2,127 59.6 21.0 2,343 59.1 22.9 IBNR, PDR e PSL LFT, repurchase agreements, NTN-B, CDB, LF and debentures 826 53.3 30.5 876 49.9 29.0 Redemptions and Other Unsettled Amounts LFT, repurchase agreements, NTN-B, CDB, LF and debentures 14 14.3 19.1 13 7.9 22.9 Mathematical reserve for benefits to be granted and benefits granted LFT, repurchase agreements, NTN-B, NTN-C, debentures 17 179.6 25.9 204 16.9 2.6 Financial surplus LFT, repurchase agreements, NTN-B, NTN-C, CDB, LF and debentures 2 208.5 19.1 2 222.4 22.9 Other provisions LFT, repurchase agreements, NTN-B, CDB, LF and debentures 267 7.0 116.8 250 6.9 104.5 Subtotal Subtotal 3,253 3,688 Pension plan, VGBL and individual life operations Related expenses LFT, repurchase agreements, NTN-B, CDB, LF and debentures 91 110.6 79.2 89 126.2 82.6 Unearned premiums LFT, repurchase agreements, NTN-B, CDB and debentures 12 19.2 28.5 13 11.1 20.8 Unsettled claims LFT, repurchase agreements, NTN-B, CDB and debentures 52 19.2 28.5 47 11.1 20.8 IBNR LFT, repurchase agreements, NTN-B, CDB and debentures 22 19.2 28.5 22 11.1 20.8 Redemptions and Other Unsettled Amounts LFT, repurchase agreements, NTN-B, CDB and debentures 289 19.2 28.5 318 11.1 20.8 Mathematical reserve for benefits granted LFT, repurchase agreements, LTN, NTN-B, NTN-C, NTN-F, CDB, LF and debentures 2,973 110.6 79.4 2,781 126.2 82.8 Mathematical reserve for benefits to be granted – PGBL/ VGBL LFT, repurchase agreements, LTN, NTN-B, NTN-C, NTN-F, CDB, LF and debentures (3) 202,152 168.8 54.7 204,394 180.6 57.0 Mathematical reserve for benefits to be granted – traditional LFT, repurchase agreements, NTN-B, NTN-C, debentures 5,301 192.6 101.3 5,099 199.8 110.1 Other provisions LFT, repurchase agreements, NTN-B, NTN-C, CDB, LF and debentures 1,388 192.5 101.2 1,273 199.7 110.1 Financial surplus LFT, repurchase agreements, NTN-B, NTN-C, CDB, LF and debentures 610 192.6 101.3 610 199.8 110.1 Subtotal Subtotal 212,890 214,646 Total technical reserves Total backing assets 216,143 218,334 (1) Gross amounts of Credit Rights, Deposits in Guarantee and Reinsurance. (2) DU = Duration in months. (3) Excluding PGBL / VGBL reserves allocated in variable income. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.127

c) Credit Risk I - Reinsurers Reinsurance operations are controlled through an internal policy, in compliance with the provisions of the regulatory authority governing the reinsurers with which ITAÚ UNIBANCO HOLDING operates. We present below a breakdown of the risks assigned by ITAÚ UNIBANCO HOLDING’s subsidiaries to reinsurance companies: - Insurance Operations: reinsurance premiums operations are basically represented by: IRB Brasil Resseguros S.A. with 89% (86% at 12/31/2019). - Private Pension Operations: related to reinsurance premiums are entirely represented by Austral Resseguradora S.A. with 40%, General Reinsurance AG with 30%, and IRB Brasil Resseguros S.A. with 30% (same percentage (%) as in 12/31/2019) II – Premiums Receivable ITAÚ UNIBANCO HOLDING considers the credit risk arising from past-due premiums immaterial, since cases with coverage payment in default may be canceled, pursuant to Brazilian regulations. III - Risk level of financial assets The table below shows insurance financial assets, individually evaluated, classified by rating: 06/30/2020 Financial Assets at Amortized Cost Financial assets at fair Interbank deposits and securities value through profit or Financial Assets at Total Internal rating purchased under agreements to Securities loss (*) Amortized Cost resell Low 2,277 30,936 194,911 1,147 229,271 Medium - - - - -High - - 3 - 3 Total 2,277 30,936 194,914 1,147 229,274% 1.0 13.5 85.0 0.5 100.0 (*) Includes Derivatives in the amount of R$ 1,356. 12/31/2019 Financial Assets at Amortized Cost Financial assets at fair Interbank deposits and securities value through profit or Financial Assets at Total Internal rating purchased under agreements to Securities loss (*) Amortized Cost resell Low 3,027 31,342 197,940 - 232,309 Medium - - 2 - 2 High - - - - - Total 3,027 31,342 197,942 - 232,311% 1.3 13.5 85.2 - 100.0 (*) Includes Derivatives in the amount of R$ 960. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.128

Note 33 – Supplementary information a) “Coronavirus” COVID-19 relief efforts On April 06, 2020, ITAÚ UNIBANCO HOLDING held a conference call with its stockholders and the market in general to give an update on the measures implemented by the bank in the management of its operations and to support its employees, clients and society in view of the novel COVID-19 pandemic. ITAÚ UNIBANCO HOLDING is monitoring the economic effects of this pandemic in Brazil and the other countries where it operates, which may adversely affect its results. At the beginning of the COVID-19 outbreak, the Institutional Crisis Management Committee was set up, which monitors, on a daily basis, the effects of the spread of the pandemic and its impacts on our operations, in addition to the government actions to mitigate the effects of this pandemic. The Brazilian Government, by means of the National Monetary Council and the Central Bank of Brazil, has been adopting measures to mitigate the impacts caused by COVID-19, particularly on loan transactions, funding operations, reduction of reserve requirements and capital-related issues. Accordingly, by the date of this disclosure, ITÁÚ UNIBANCO HOLDING has identified: (a) an increase in loan and financing operations, particularly to companies; (b) increases in requests for renegotiations and extensions for loan operations; (c) impacts on the allowance for doubtful accounts and impairment of financial assets; (d) impacts on the pricing of its financial instruments arising from the high volatility in the markets and (e) an increase in funding operations. It is worth noting that ITAÚ UNIBANCO HOLDING maintains its operational activities, even with the measures adopted to contain COVID-19, and continues to monitor and assess the identified impacts of this pandemic on its results, as well as its effects on critical estimates and judgments for the preparation of its Consolidated Financial Statements. The effects of COVID-19 on the Financial Statements are reflected in the notes: 5 – Financial assets at fair value through profit or loss and designated at fair value through profit or loss – Securities, 6 – Derivatives, 8 – Financial Assets at Fair Value Through Other Comprehensive Income – Securities, 10 - Loan and lease operations portfólio and Note 28 – Fair value of financial instruments. b) A R$1 billion donation for the novel Coronavirus relief efforts in Brazil In April, 2020, ITAÚ UNIBANCO HOLDING created the initiative “Todos pela Saúde” (All for Health) from the donation of R$ 1 billion, aiming at combating the novel Coronavirus and its effects on Brazilian society. “Todos Pela Saúde” will operate based on four axes of action: Informing, Protecting, Caring, and Resuming. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – June 30, 2020 F.129